AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1997
                                                      REGISTRATION NO. 333-16509

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    SOUTHWEST BANCORPORATION OF TEXAS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                TEXAS                                    6712
    (STATE OR OTHER JURISDICTION             (PRIMARY STANDARD INDUSTRIAL
  OF INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)

                                   76-0519693
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                             4400 POST OAK PARKWAY
                               HOUSTON, TX 77027
                                 (713) 235-8800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DAVID C. FARRIES
                            EXECUTIVE VICE PRESIDENT
                    SOUTHWEST BANCORPORATION OF TEXAS, INC.
                             4400 POST OAK PARKWAY
                              HOUSTON, TEXAS 77027
                                 (713) 235-8800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

          MICHAEL P. FINCH                       FRED B. WHITE, III
       VINSON & ELKINS L.L.P.         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
       1001 FANNIN, SUITE 2300                    919 THIRD AVENUE
          HOUSTON, TX 77002                      NEW YORK, NY 10022
           (713) 758-2222                          (212) 735-3000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED              PROPOSED
       TITLE OF EACH CLASS OF             AMOUNT TO BE      MAXIMUM OFFERING     MAXIMUM AGGREGATE        AMOUNT OF
     SECURITIES TO BE REGISTERED         REGISTERED(1)     PRICE PER SHARE(2)    OFFERING PRICE(2)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00
  per share..........................   1,507,253 shares         $17.00             $25,623,301             $7,765
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes 172,500 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 16, 1997

PROSPECTUS

                                1,334,753 SHARES

                     SOUTHWEST BANCORPORATION OF TEXAS, INC.

                                  COMMON STOCK

                       [LOGO FOR SOUTHWEST BANK OF TEXAS]

     Of the 1,334,753 shares of Common Stock, par value $1.00 per share (the "Common Stock"), offered hereby (the "Offering"), 1,150,000 shares are being sold by Southwest Bancorporation of Texas, Inc. (the "Company") and 184,753 shares are being sold by certain shareholders of the Company ("Selling Shareholders"). Prior to this Offering, there has been no established public trading market for the Common Stock. It is estimated that the initial public offering price will be in the range of $15.00 to $17.00 per share. See "Underwriting." The Common Stock has been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "SWBT."

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

     SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                 PROCEEDS          PROCEEDS
                               PRICE TO     UNDERWRITING            TO            TO SELLING
                                PUBLIC      DISCOUNT(1)         COMPANY(2)       SHAREHOLDERS
-------------------------------------------------------------------------------------------------
Per Share..............           $              $                  $                 $
-------------------------------------------------------------------------------------------------
Total(3)...............           $              $                  $                 $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated at $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 172,500 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be approximately $          , $          and
    $          , respectively. See "Underwriting."

     The shares of Common Stock to be distributed to the public are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

                         ------------------------------

KEEFE, BRUYETTE & WOODS, INC.                             LEGG MASON WOOD WALKER
                                                            INCORPORATED

                         ------------------------------

          The date of this Prospectus is                      , 1997.

     The following charts present selected consolidated financial data of the Company for the six years in the period ended December 31, 1996. This financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, the information contained in "Recent Developments" and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                 [LINEAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                        Balance Sheet Data (in Millions)

                 12/91     12/92     12/93     12/94     12/95     12/96
                 ----      ----      ----      ----      ----      ------
                                                                 (unaudited)
Loans            $145      $210      $286      $358      $438      $  601

Deposits         $214      $304      $418      $490      $673      $  834

Assets           $235      $339      $472      $578      $825      $1,046

  [Description of graphic: bar graphs showing loans, deposits and assets as of
              December 31, 1991, 1992, 1993, 1994, 1995 and 1996.]


                 [LINEAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                            Net Income (in Millions)

                 12/91     12/92     12/93     12/94     12/95     12/96
                 ----      ----      ----      ----      ----      ------
                                                                 (unaudited)
Net Income       $1.9      $2.8      $3.6      $5.8      $7.8       $9.6

     [Bar graphs showing net income for the years ended December 31, 1991,
                       1992, 1993, 1994, 1995 and 1996.]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL SHARE AND PER SHARE INFORMATION HAS BEEN ADJUSTED TO GIVE EFFECT TO A 2.5 FOR 1 SPLIT OF THE COMMON STOCK (THE "STOCK SPLIT") EFFECTED IN THE FORM OF A STOCK DIVIDEND ISSUED TO SHAREHOLDERS OF RECORD AS OF NOVEMBER 20, 1996. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

     Southwest Bancorporation of Texas, Inc. (the "Company") is a bank holding company headquartered in Houston, Texas. As of December 31, 1996, the Company had assets of $1.0 billion, net loans of $595.5 million, total deposits of $833.6 million and total shareholders' equity of $54.6 million. Substantially all of the Company's revenue and income is derived from the operation of its bank subsidiary, Southwest Bank of Texas National Association, a national bank with seven full service banking facilities in the Houston area (the "Bank"). The Bank provides a full range of commercial and private banking services, including financial planning and investment management, to small and middle market businesses and individuals in the Houston metropolitan area. Based on total assets as of September 30, 1996, the Company is the largest independent bank holding company headquartered in the Houston metropolitan area.

     Walter E. Johnson joined the Bank in June 1989 as President and Chief Executive Officer and began to assemble the Company's current management team, utilizing his 30 years of Houston banking experience. An opportunity to develop a premier middle market franchise existed because many of the large established Texas banks had either failed or had been acquired by out of state banks and many super-community banks were suffering from severe asset quality problems. In addition, some of the large regional banks currently operating in Texas had not entered the market place at that time. As a result, the Company's assets have grown from $43.4 million at June 30, 1989 to $1.0 billion at December 31, 1996, without acquisitions or mergers.

     Management believes that its emphasis on local relationship banking, together with its conservative approach to lending and resultant strong asset quality, have assisted the Company toward its goal of becoming the preeminent middle market lender in the Houston area. High-quality personal service and responsiveness to customer needs using state-of-the-art technology have attracted numerous customers from larger regional banks. Through a team of seasoned managers with significant lending experience, the Company seeks to develop long-term relationships with middle market companies. These companies are typically privately-held with annual revenues ranging between $1 million and $250 million and loan requirements of $150,000 to $10 million. The Company also offers a full array of consumer lending and deposit products, including private banking services for high net worth individuals and families.

     The Company's business strategy is to (i) target middle market operating companies and private banking customers in the Houston area for loans, deposits, treasury management services, investment services and international services,
(ii) explore selected opportunities to establish branches in areas that demographically complement the Company's existing and targeted customer base and
(iii) pursue selected opportunities to acquire other financial institutions.

     The Houston metropolitan area offers significant growth opportunities for the Company. Houston ranked as the fourth largest city in the United States with an estimated population of approximately 3.8 million people in the Houston metropolitan area in 1995.

                               [GRAPHIC OMITTED]

    Description of Graphic:  Map of Houston metropolitan area showing branch locations of Southwest Bank of Texas N.A.

                                  THE OFFERING

Common Stock offered by the Company.....  1,150,000 shares

Common Stock offered by the Selling
  Shareholders..........................  184,753 shares

Common Stock outstanding after the
  Offering..............................  9,134,961 shares(1)

Use of Proceeds.........................  Approximately $7.5 million is expected to be used to redeem preferred stock issued by the Bank and the
                                          remainder will be used for general corporate purposes.
                                          See "Use of Proceeds."

Risk Factors............................  See "Risk Factors" for a discussion of certain factors that should be considered by each prospective investor.

The Nasdaq Stock Market's National
  Market Symbol.........................  SWBT

------------

(1) This number includes 250,000 shares to be issued to Walter E. Johnson upon his exercise of an outstanding stock option immediately prior to the closing of the Offering, but excludes 910,025 shares of Common Stock reserved for issuance upon the exercise of the remaining outstanding stock options granted under the Company's stock option plans. See "Management -- Employee Stock Option Plans." As of the date of this Prospectus, the Company had outstanding 7,734,961 shares of Common Stock. See "Capitalization."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                         1996       1995       1995       1994       1993       1992       1991
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
    Net interest income..............  $  26,288  $  20,640  $  28,692  $  22,844  $  16,940  $  11,974  $   8,148
    Provision for loan losses........        840        685        925      1,145      1,005        767        540
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Net interest income after
          provision for loan
          losses.....................     25,448     19,955     27,767     21,699     15,935     11,207      7,608
    Noninterest income...............      3,487      2,623      3,712      3,063      2,159      1,478      1,196
    Noninterest expenses.............     17,043     13,978     19,458     15,782     12,684      9,042      6,860
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Income before taxes..........     11,892      8,600     12,021      8,980      5,410      3,643      1,944
    Preferred stock dividend.........        341         --         50         --         --         --         --
    Net income available to common
      shareholders...................      7,388      5,586      7,757      5,839      3,555      2,763      1,944
PER SHARE DATA:
    Net income(1)....................  $    0.87  $    0.67  $    0.92  $    0.70  $    0.43  $    0.44  $    0.32
    Book value.......................       6.63       5.51       5.81       4.65       3.84       3.38       2.73
    Weighted average common shares
      outstanding (in thousands).....      8,515      8,383      8,394      8,302      8,211      6,281      5,984
AVERAGE BALANCE SHEET DATA:
    Total assets.....................  $ 839,105  $ 640,349  $ 668,996  $ 511,171  $ 393,581  $ 270,326  $ 192,991
    Securities.......................    302,707    189,066    206,717    140,478    105,965     65,713     47,373
    Loans............................    467,846    378,206    388,329    317,373    243,805    173,486    121,115
    Allowance for loan losses(2).....      5,280      4,609      4,700      3,679      2,696      2,161      1,745
    Total deposits...................    669,223    528,391    551,661    437,828    345,426    244,764    174,530
    Total shareholders' equity.......     47,959     39,392     40,397     33,473     27,494     16,905     14,084
PERFORMANCE RATIOS(3):
    Return on average assets.........       1.18%      1.17%      1.16%      1.14%      0.90%      1.02%      1.01%
    Return on average common
      equity.........................      20.58      18.96      19.20      17.44      12.93      16.34      13.80
    Net interest margin..............       4.49       4.62       4.60       4.82       4.65       4.81       4.53
    Efficiency ratio(4)..............      56.99      59.72      58.08      60.67      66.41      67.22      73.42
ASSET QUALITY RATIOS(2):
    Nonperforming assets to total
      loans and other real estate....       0.47%      0.30%      0.07%      0.19%      0.22%      0.31%      0.09%
    Net charge-offs (recoveries) to
      average loans(3)...............       0.07       0.02       0.08       0.03      (0.02)      0.24       0.30
    Allowance for loan losses to
      total loans....................       1.05       1.21       1.12       1.20       1.14       1.05       1.28
    Allowance for loan losses to
      nonperforming loans(5).........     253.95     400.82   1,673.78   1,081.58   1,406.84   1,231.31  10,925.88
CAPITAL RATIOS(2):
    Leverage ratio...................       6.52%      5.96%      6.29%      6.33%      6.23%      7.62%      6.47%
    Average shareholders' equity to
      average total assets...........       5.72       6.15       6.04       6.55       6.99       6.25       7.30
    Tier 1 risk-based capital
      ratio..........................      10.68       9.93      10.72       9.59      10.04      12.23      10.40
    Total risk-based capital ratio...      11.65      11.08      11.74      10.72      11.15      13.27      11.70


------------

(1) Net income per share is based upon the weighted average number of common shares and common share equivalents outstanding during the period.

(2) At period end, except net charge-offs (recoveries) to average loans and average shareholders' equity to average total assets.

(3) All interim periods have been annualized.

(4) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.

(5) Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY, ITS BUSINESS AND PROSPECTS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The Company's success is dependent to a significant extent upon general economic conditions in the Houston metropolitan area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. During the mid-1980's, severely depressed oil and gas prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the state. Since 1987, the local economy has improved in part due to its expansion into non-energy related industries. As the Houston economy has diversified away from the energy industry, however, it has become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period of time in the Houston area could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

INTEREST RATE RISK

     The Company's earnings depend to a substantial extent on "rate differentials", i.e., the differences between the income the Company receives from loans, securities and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans usually increase. Increases in the discount rate by the Federal Reserve Board usually lead to rising interest rates, which affect the Company's interest income, interest expense and securities portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the Company's cost of funds. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Interest Rate Sensitivity and Liquidity."

COMPETITION

     The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in the Houston metropolitan area. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and governmental organizations that may offer subsidized financing at lower rates than those offered by the Company. Many of such competitors have significantly greater financial and other resources than the Company. Although the Company has been able to compete effectively in the past, no assurance can be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and non-financial institutions is expected to continue.

SUPERVISION AND REGULATION

     Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Bank, as a national banking association, is subject to regulation and supervision by the Office of the Comptroller of the Currency (the "OCC") and, as a result of the insurance of its deposits, the Federal Deposit Insurance Corporation (the "FDIC"). These regulations are intended primarily for the protection of depositors, rather than for the benefit of investors. The Company and the Bank are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future.

     Federal Reserve Board policy requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries and commit resources to their support. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" regulation, which could have the effect of decreasing funds available for distributions to shareholders. See "Supervision and Regulation."

DIVIDEND HISTORY AND RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

     The Company has not previously paid any cash dividends on the Common Stock, and the Company's Board of Directors does not intend to declare dividends on the Common Stock for the foreseeable future. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

     The Company's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends from the Bank. The payment of dividends by the Bank to the Company is subject to restrictions imposed by federal banking laws, regulations and authorities. Without approval of the OCC, dividends in any calendar year may not exceed the Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's cumulative net profits after deducting bad debts in excess of the allowance for loan losses. As of September 30, 1996, approximately $21.0 million was available for payment of dividends by the Bank to the Company under these restrictions without regulatory approval.

     The federal banking statutes also prohibit a national bank from making any capital distribution (including a dividend payment), if, after making the distribution, the institution would be "undercapitalized," as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business, as determined by the agency. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending upon the financial condition of the Bank. Regulatory authorities could also impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve the Bank's capital. See "Supervision and Regulation," "Dividend Policy" and "Description of Securities of the Company."

DEPENDENCE ON KEY PERSONNEL

     The Company and the Bank are dependent on certain key personnel, including Walter E. Johnson, Paul B. Murphy, Jr., Yale Smith, Steve D. Stephens, Sharon K. Sokol and David C. Farries, each of whom has relationships with customers of the Bank that the Company considers important to its business. The loss of such individuals or other members of senior management could have an adverse effect on the Company's growth and profitability. The Company has entered into employment contracts with these officers, as described under "Management."

CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Articles of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include (i) a Board of Directors classified into three classes with the directors of each class having staggered, three-year terms, (ii) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual meeting of shareholders and
(iii) a provision that special meetings of the shareholders of the Company may be called by shareholders only upon the written request of holders of at least 33 1/3% of the outstanding shares of capital stock entitled to vote at any such meeting. The Company's Articles of Incorporation authorize the Board of Directors of the Company to issue shares of preferred stock without shareholder approval and upon such terms as the Board of Directors may determine. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. See "Description of Securities of the Company -- Texas Law and Certain Provisions of the Articles of Incorporation and Bylaws."

NO PRIOR TRADING MARKET

     Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "SWBT." Keefe, Bruyette & Woods,
Inc. and Legg Mason Wood Walker, Incorporated (the "Representatives") have advised the Company that they intend to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making considerations justify doing so. However, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as a principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the market place of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control.

     The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Representatives, and will not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting" for information relating to the method of determining the initial public offering price.

SHARES ELIGIBLE FOR FUTURE SALE

     The Company will have 9,134,961 shares of Common Stock outstanding after the Offering. The Company, its executive officers and directors and certain shareholders (who collectively will own approximately 18.7% of the outstanding shares after the Offering) have agreed with the Representatives not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the date of this Prospectus without the permission of the Representatives. The currently outstanding shares of Common Stock which are not subject to such agreement with the Representatives are held by approximately 370 shareholders of record, and all of such shares will be freely tradable in accordance with Rule 144(k) under the Securities Act of 1933. In addition, all of the shares of Common Stock sold in the Offering will generally be freely tradable under the Securities Act of 1933. No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of such shares of Common Stock (including shares issued upon exercise of stock options) in the future, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Management" and "Principal Shareholders."

REGULATION OF CONTROL

     Individuals, alone or acting in concert with others, who acquire 10% or more of any class of voting securities of the Company are presumed to have acquired "control" of the Company under the Change in Bank Control Act, which requires the prior approval of the Federal Reserve Board for any such acquisition. Entities, alone or acting in concert, seeking to acquire 25% or more (5% or more in the case of an acquiror that is a bank holding company) of any class of voting securities of, or otherwise to control, the Company is required to seek the prior approval of the Federal Reserve Board under the BHCA.

                                  THE COMPANY

GENERAL

     The Company was incorporated as a business corporation under the laws of the State of Texas on March 28, 1996, for the purpose of serving as a bank holding company for the Bank. The holding company formation was consummated and the Company acquired all of the outstanding shares of capital stock of the Bank as of the close of business on June 30, 1996. Based upon total assets as of September 30, 1996, the Company ranks as the largest independent bank holding company headquartered in the metropolitan Houston area. The Company's headquarters are located at 4400 Post Oak Parkway, Houston, Texas 77027, and its telephone number is (713) 235-8800.

     The Company provides an array of sophisticated products typically found only in major regional banks. These services are provided to middle market businesses in the metropolitan Houston area through seven full service banking facilities. Each banking office has seasoned management with significant lending experience who exercises substantial autonomy over credit and pricing decisions, subject to loan committee approval for larger credits. This decentralized management approach, coupled with the continuity of service by the same staff members, enables the Company to develop long-term customer relationships, maintain high quality service and provide quick responses to customer needs. The Company believes that its emphasis on local relationship banking, together with its conservative approach to lending and resultant strong asset quality, are important factors in the success and the growth of the Company.

     The Company seeks credit risks of good quality within its target market that exhibit good historical trends, stable cash flows and secondary sources of repayment from tangible collateral. The Company extends credit for the purpose of obtaining and continuing long term relationships. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Company and must obtain appropriate approvals for credit extensions in excess of conservatively assigned individuals' lending limits. The Company also maintains strict documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered might be reduced.

     The Company has a three-part strategy for growth. First, the Company will continue to actively target the "middle market" and private banking customers in Houston for loan and deposit opportunities as it has successfully done for the past seven years. The "middle market" is generally characterized by privately owned companies having annual revenues ranging from $1 million to $250 million and borrowings ranging from $50,000 to $10 million, but primarily in the $150,000 to $5 million range. Typical middle market customers seek a relationship with a local independent bank that is sensitive to their needs and understands their business philosophy. These customers desire a long-term relationship with a decision-making loan officer who is responsive and experienced and has ready access to a bank's senior management. In implementing this part of its strategy, the Company continues to explore opportunities (i) to solidify its existing customer relationships and build new customer relationships by providing new services required by its middle market customers and (ii) to expand its base of services in the professional and executive market to meet the demands of that sector.

     Second, the Company intends to establish branches in areas that demographically complement its existing or targeted customer base. As other local banks are acquired by out-of-state organizations, the Company believes that the establishment of branches will better meet the needs of customers in many Houston area neighborhoods who feel disenfranchised by larger regional or national organizations.

     Third, the Company may pursue selected acquisitions of other financial institutions. The Company intends to conduct thorough studies and reviews of any possible acquisition candidates to assure that they are consistent with the Company's existing goals, both from an economic and strategic perspective. While no specific discussions with any candidates are currently underway, the Company believes market and regulatory factors may present opportunities for the Company to acquire other financial institutions.

THE BANK

     The Bank, a national banking association, was chartered in January 1982 and commenced business operations in October 1982. In July 1989, the Bank hired as its President and Chief Executive Officer, Walter E. Johnson who had worked in the banking industry for over 30 years. From 1972 to 1988 Mr. Johnson had been president of Allied Bank of Texas, a premier Houston middle market lender whose total assets approached $4 billion at the time it was acquired by First Interstate Bancorp in 1988. Primarily as a result of Mr. Johnson's reputation and community contacts, the Bank completed two successful capital offerings, raising $13 million and $8 million of new capital in 1990 and 1992, respectively. Mr. Johnson also improved the Bank's credit review practices and lending policies and assembled an experienced team of loan officers, consisting primarily of individuals with whom he had worked at Allied Bank of Texas and First Interstate Bank. The Bank's 11 senior loan officers average more than 19 years of lending experience in the metropolitan Houston area. As a result of Mr. Johnson's leadership, the Bank's assets have grown from $43.4 million at June 30, 1989 to $1.0 billion at December 31, 1996.

     The Bank provides a complete range of retail and commercial banking services that compete directly with major regional banks. Loans consist of commercial loans to middle market businesses, loans to individuals, commercial real estate loans, residential mortgages and construction loans. In addition, the Company offers a broad array of fee income products including merchant card services, letters of credit, customized cash management services, brokerage and mutual funds and drive-in banking services. In the first quarter of 1997, the Bank intends to introduce a home banking product.

     The Bank maintains a staff of professional treasury management marketing officers who consult with middle market companies to design custom cost-effective cash management systems. The Bank offers a full product line of cash concentration, disbursement and automated information reporting services comparable to those offered by any major regional bank. Through the Bank's continued investment in new technology and people, the Bank has been able to attract some of Houston's largest middle market companies to utilize the Bank's treasury management products. The Bank has also been able to attract new loan customers through their use of the Bank's treasury management products, such as an image-based lock box service and controlled disbursement and sweep products, which allow borrowers to minimize interest expense and convert excess operating funds into interest income. Through the use of an interactive terminal or personal computer, the Bank's STAR system provides customers with instant access to all bank account information with multiple intraday updates. The Bank makes business communication more efficient through Electronic Data Interchange ("EDI"), which is an inter-organizational computer-to-computer exchange of business documentation in a standard computer-processable format. Through the use of EDI and electronic payments, the Bank can provide the customer with a paperless funds management system. Positive Pay, a service under which the Bank only pays checks listed on a legitimate "company issue" file, is another recent product addition which helps prevent check fraud. The Bank's average commercial customer uses five treasury management services. Because these services help customers improve their treasury operations and achieve new efficiencies in cash management, they are extremely useful in building and maintaining long-term relationships.

     The Bank maintains a strong community orientation by, among other things, supporting active participation of all employees in local charitable, civic, school and church activities. Each banking office also appoints selected customers to a business development board that assists in introducing prospective customers to the Bank and in developing or modifying products and services to better meet customer needs.

FACILITIES

     The Company currently has seven leased facilities, each of which is located in a major business or professional area of Houston. The following table sets forth specific information on each branch, each of which offers full service banking. The Company's headquarters are located at 4400 Post Oak Parkway, in a 35-story office tower located in the Galleria area.

                                                                                BRANCH DEPOSITS AT
                 BRANCH                    SQ. FT.           LOCATION           SEPTEMBER 30, 1996
----------------------------------------  ---------   -----------------------   ------------------
                                                                                  (IN THOUSANDS)
Galleria/Headquarters...................     83,770   4400 Post Oak Parkway          $411,101
Downtown -- 1100 Louisiana..............     10,000   1100 Louisiana                  109,041
Northwest Crossing......................      8,134   Hwy 290 at Tidwell               95,371
Memorial City...........................      3,554   899 Frostwood                    43,986
Greenway Plaza..........................      2,669   12 Greenway Plaza                40,557
Medical Center..........................      2,437   6602 Fannin                       4,229
Downtown -- Two Houston Center..........      2,219   909 Fannin                           --(1)

------------

(1) Opened in January 1997.

COMPETITION

     The banking business is highly competitive, and the profitability of the Company will depend principally upon the Company's ability to compete in its market area. The Company competes with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial institutions, including certain governmental organizations which may offer subsidized financing at lower rates than those offered by the Company. The Company has been able to compete effectively with other financial institutions by emphasizing technology, customer service, including local office decision-making on loans, establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. See "Risk Factors -- Competition."

     The success of the Company is also highly dependent on the economic strength of the Company's general market area. Significant deterioration in the local economy or economic problems in the greater Houston area could substantially impact the Company's performance. See "Risk Factors -- Exposure to Local Economic Conditions."

EMPLOYEES

     As of September 30, 1996, the Company had 308 full-time employees, 110 of whom were officers of the Bank. The Company provides medical and hospitalization insurance to its full-time employees. The Company has also provided most of its employees with the benefit of Common Stock ownership through the Company's contributions to a 401(k) plan, in which 204 of its employees are currently participating. The Company considers its relations with its employees to be excellent.

                              RECENT DEVELOPMENTS

OVERVIEW

     Net income available to common shareholders for the three months ended December 31, 1996 was $2.2 million, or $0.25 per share, compared to $2.2 million or $0.25 per share for the same period in 1995. Included in the calculation of net income for the fourth quarter of 1996 were expenses related to a one-time bonus of $500,000 paid to Mr. Johnson and a significantly higher provision for loan losses due to the unusually strong loan growth in the quarter. The higher provision for loan losses was not a result of higher nonperforming assets, which decreased from September 30, 1996. In addition, there were higher occupancy expenses because the Company moved into larger facilities in order to support the Company's growth. Net income available to common shareholders for the year ended December 31, 1996 (including the above items) was $9.6 million or $1.12 per share compared to $7.8 million or $0.92 per share, an increase of 23.6% and 21.7% in net income and earnings per share, respectively. The growth in net income was primarily attributable to the growth in the loan portfolio.

     The following table presents for the periods indicated certain summary consolidated financial data reflecting the Company's results of operations and financial condition.

                                        THREE MONTHS ENDED DECEMBER            YEARS ENDED
                                                    31,                       DECEMBER 31,
                                        ---------------------------      -----------------------
                                           1996            1995             1996         1995
                                        -----------     -----------      -----------   ---------
                                        (UNAUDITED)     (UNAUDITED)      (UNAUDITED)

                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net income available to common
     shareholders....................     $ 2,200         $ 2,170          $ 9,588     $   7,757
  Net income per share(1)............     $  0.25         $  0.25          $  1.12     $    0.92
  Weighted average common shares
     outstanding (in thousands)......       8,585           8,417            8,535         8,394

                                              DECEMBER 31,
                                        -------------------------
                                           1996            1995
                                        -----------      --------
                                        (UNAUDITED)

                                         (DOLLARS IN THOUSANDS,
                                         EXCEPT PER SHARE DATA)
BALANCE SHEET DATA(2):
  Total assets.......................   $ 1,046,015      $825,474
  Loans..............................       601,475       438,259
  Total deposits.....................       833,624       672,641
  Total shareholders' equity.........        54,556        44,826
  Book value per share...............          7.07          5.81
ASSET QUALITY RATIOS(2):
  Nonperforming assets to loans and
  other real estate..................          0.21%         0.07%
  Allowance for loan losses to
  nonperforming loans(3).............        619.12      1,673.78%

------------

(1) Net income per share is based upon the weighted average number of common shares outstanding and common share equivalents during the period.

(2) At period end.

(3) Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offering (based upon an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering range), after deducting the underwriting discount and estimated expenses, are estimated to be approximately $16.8 million, or $19.4 million if the Underwriters' over-allotment option is fully exercised. The Company intends to use $7.5 million of the proceeds to redeem the 750,000 outstanding shares of Series 1 Adjustable Rate First Preferred Stock of the Bank (the "Bank Preferred Stock"), and the remaining estimated net proceeds ($9.3 million) for general corporate purposes. The Company will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Shareholders in the Offering.

     Dividends on the Bank Preferred Stock are payable quarterly in arrears and are calculated on the $10.00 subscription price at a floating rate equal to 1% above the United States Treasury Bill rate. Dividends are noncumulative, and the Bank is prohibited from paying any cash dividends on its common stock unless all dividends on the Bank Preferred Stock have been paid in full for all completed quarterly periods. Each share of Bank Preferred Stock is entitled to a liquidation preference of $10.00, and holders of the Bank Preferred Stock have no voting rights except in certain limited circumstances. The terms of the Bank Preferred Stock provide that it may be redeemed by the Bank at any time on or after December 31, 1997, in whole or in part, at $10.10 per share together with all unpaid dividends per share whether or not declared. The holder of all of the outstanding shares of the Bank Preferred Stock has consented to the redemption by the Bank of all shares of Bank Preferred Stock at any time prior to December 31, 1997 for a redemption price of $10.00 per share plus accrued dividends to the date of redemption.

     Pending the application of the net proceeds, the Company intends to invest such proceeds in short-term, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States of America.

                                DIVIDEND POLICY

     The Company has not previously paid any cash dividends on the Common Stock and does not intend to declare dividends on the Common Stock for the foreseeable future.

     In the future, the declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. See "Description of Securities of the Company." For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to the Bank's common stock. As of September 30, 1996, approximately $21.0 million was available for payment of dividends by the Bank to the Company under applicable restrictions without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Risk
Factors -- Dividend History and Restrictions on Ability to Pay Dividends" and "Supervision and Regulation."

                                    DILUTION

     As of September 30, 1996, the tangible book value of the Common Stock was $6.63 per share ($6.58 per share including (i) the exercise of an option to purchase 250,000 shares of Common Stock by Walter E. Johnson immediately prior to the closing of the Offering; (ii) the issuance by the Company of 3,420 shares of Common Stock to the Company's 401(k) savings plan and (iii) the cash settlement of fractional shares as a result of the Company's Stock Split). "Tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,150,000 shares of Common Stock offered hereby (after deducting underwriting discount and other estimated offering expenses to be paid by the Company), the pro forma tangible book value of the Company as of September 30, 1996 would have been $7.59 per share. This represents an immediate increase in tangible book value of $0.96 per share to current shareholders and an immediate dilution of $8.41 per share to new investors. The following table illustrates this per share dilution.

Assumed price to public..............  $   16.00
     Tangible book value per share
     before Offering.................       6.63
     Increase per share attributable
     to new investors................       0.96
                                       ---------
Pro forma tangible book value per
share after Offering.................       7.59
                                       ---------
Dilution to new investors............  $    8.41
                                       ---------

     The following table sets forth, as of September 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing shareholders and by new investors:

                                                                   TOTAL CASH
                                         SHARES PURCHASED         CONSIDERATION         AVERAGE
                                       ---------------------   -------------------     PRICE PER
                                         NUMBER      PERCENT    AMOUNT     PERCENT       SHARE
                                       -----------   -------   ---------   -------     ---------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Existing shareholders................    7,984,961       87%   $  24,484       59%      $  3.07
New investors........................    1,150,000       13       16,750       41         14.57
                                       -----------   -------   ---------   -------
     Total...........................    9,134,961      100%   $  41,234      100%
                                       ===========   =======   =========   =======

     The foregoing computations do not take into account the possible exercise of outstanding stock options granted under the Company's stock option plans (other than the option to be exercised by Mr. Johnson immediately prior to the closing of the Offering) or the possible issuance of up to an additional 172,500 shares of Common Stock to new investors pursuant to the exercise of an option granted by the Company to the Underwriters solely to cover over-allotments, if any, in connection with the Offering. See "Underwriting." Options to purchase a total of 910,025 shares of Common Stock were outstanding under the Company's stock option plans at September 30, 1996 (other than the option to be exercised by Mr. Johnson), of which 331,043 were exercisable at prices ranging from $0.40 to $10.10 per share. See "Management -- Employee Stock Option Plans." If the shares subject to such outstanding options under the Company's stock option plans were included in the foregoing calculations, further dilution to the new shareholders would be incurred.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1996, and as adjusted to give effect to (i) the sale by the Company of 1,150,000 shares of Common Stock offered hereby, at a per share price of $16.00 (which is the midpoint of the estimated offering range), less underwriting discount and other estimated offering expenses; (ii) the exercise of an option to purchase 250,000 shares of Common Stock for an aggregate exercise price of $100,000 by Mr. Johnson immediately prior to the closing of the Offering, and the resultant tax benefit of approximately $1.2 million, representing the amount that is deductible for tax purposes (which amount does not affect net income and accordingly is added to paid-in capital);
(iii) the issuance by the Company of 3,420 shares of Common Stock to the Company's 401(k) savings plan; (iv) the cash settlement of fractional shares as a result of the Company's Stock Split and (v) the redemption of the Bank Preferred Stock. See "Use of Proceeds."

                                             SEPTEMBER 30, 1996
                                           ----------------------
                                           ACTUAL     AS ADJUSTED
                                           -------    -----------
                                           (DOLLARS IN THOUSANDS)
Bank preferred stock....................   $ 7,323      $--
                                           -------    -----------
Shareholders' equity
  Common Stock, $1 par value; 50,000,000
     shares authorized, 7,731,595 shares
     issued and outstanding; 9,134,961
     shares issued and outstanding as
     adjusted(1)........................     7,731        9,135
     Additional paid-in capital.........    17,965       34,424
     Retained earnings..................    26,530       26,530
     Unrealized depreciation on
       securities.......................      (974)        (974)
                                           -------    -----------
          Total shareholders' equity....    51,252       69,115
                                           -------    -----------
          Total capitalization..........   $58,575      $69,115
                                           =======    ===========

------------

(1) Does not include approximately 1,160,025 actual (910,025 as adjusted) shares of Common Stock reserved for issuance upon exercise of options granted under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in the Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of the end of and for each of the five years in the period ended December 31, 1995 are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants. The selected historical consolidated financial data as of and for the nine months ended September 30, 1996 and September 30, 1995 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The financial information and results of operations as of and for the nine months ended September 30, 1996, are not necessarily indicative of the financial position or results of operations that may be expected at and for the year ended December 31, 1996, or for any future periods.

                                        AS OF AND FOR THE
                                        NINE MONTHS ENDED                      AS OF AND FOR THE
                                          SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                         1996       1995       1995       1994       1993       1992       1991
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
    Interest income..................  $  46,184  $  36,282  $  50,582  $  34,288  $  24,690  $  18,605  $  16,166
    Interest expense.................     19,896     15,642     21,890     11,444      7,750      6,631      8,018
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Net interest income..........     26,288     20,640     28,692     22,844     16,940     11,974      8,148
    Provision for loan losses........        840        685        925      1,145      1,005        767        540
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Net interest income after
          provision for loan
          losses.....................     25,448     19,955     27,767     21,699     15,935     11,207      7,608
    Noninterest income...............      3,487      2,623      3,712      3,063      2,159      1,478      1,196
    Noninterest expenses.............     17,043     13,978     19,458     15,782     12,684      9,042      6,860
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Income before taxes..........     11,892      8,600     12,021      8,980      5,410      3,643      1,944
    Provision for income taxes.......      4,163      3,014      4,214      3,141      1,871      1,252        671
    Cumulative effect of change in
      accounting principle...........         --         --         --         --         16         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income before extraordinary
      item...........................      7,729      5,586      7,807      5,839      3,555      2,391      1,273
    Extraordinary item...............         --         --         --         --         --        372        671
    Preferred stock dividend.........        341         --         50         --         --         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income available to common
      shareholders...................  $   7,388  $   5,586  $   7,757  $   5,839  $   3,555  $   2,763  $   1,944
                                       =========  =========  =========  =========  =========  =========  =========
PER SHARE DATA:
    Net income(1)....................  $    0.87  $    0.67  $    0.92  $    0.70  $    0.43  $    0.44  $    0.32
    Book value.......................       6.63       5.51       5.81       4.65       3.84       3.38       2.73
    Weighted average common shares
      outstanding
      (in thousands).................      8,515      8,383      8,394      8,302      8,211      6,281      5,984
BALANCE SHEET DATA(2):
    Total assets.....................  $ 912,702  $ 711,349  $ 825,474  $ 578,335  $ 472,314  $ 339,114  $ 234,812
    Securities.......................    296,721    237,813    295,183    151,467    136,504     63,581     58,842
    Loans............................    516,459    406,050    438,259    358,304    285,892    210,458    144,561
    Allowance for loan losses........      5,427      4,902      4,921      4,294      3,249      2,204      1,857
    Total deposits...................    704,285    600,057    672,641    489,836    417,695    303,762    214,099
    Total shareholders' equity.......     51,252     42,502     44,826     35,770     29,443     25,848     15,201
PERFORMANCE RATIOS(3):
    Return on average assets.........       1.18%      1.17%      1.16%      1.14%      0.90%      1.02%      1.01%
    Return on average common
      equity.........................      20.58      18.96      19.20      17.44      12.93      16.34      13.80
    Net interest margin..............       4.49       4.62       4.60       4.82       4.65       4.81       4.53
    Efficiency ratio(4)..............      56.99      59.72      58.08      60.67      66.41      67.22      73.42
ASSET QUALITY RATIOS(2):
    Nonperforming assets to loans and
      other real estate..............       0.47%      0.30%      0.07%      0.19%      0.22%      0.31%      0.09%
    Net charge-offs (recoveries) to
      average loans(3)...............       0.07       0.02       0.08       0.03      (0.02)      0.24       0.30
    Allowance for loan losses to
      total loans....................       1.05       1.21       1.12       1.20       1.14       1.05       1.28
    Allowance for loan losses to
      nonperforming loans(5).........     253.95     400.82   1,673.78   1,081.58   1,406.84   1,231.31  10,925.88
CAPITAL RATIOS(2):
    Leverage ratio...................       6.52%      5.96%      6.29%      6.33%      6.23%      7.62%      6.47%
    Average shareholders' equity to
      average total assets...........       5.72       6.15       6.04       6.55       6.99       6.25       7.30
    Tier 1 risk-based capital
      ratio..........................      10.68       9.93      10.72       9.59      10.04      12.23      10.40
    Total risk-based capital ratio...      11.65      11.08      11.74      10.72      11.15      13.27      11.70

------------

(1) Net income per share is based upon the weighted average number of common shares outstanding and common share equivalents during the period.

(2) At period end except net charge-offs (recoveries) to average loans and average shareholders' equity to average total assets.

(3) All interim periods have been annualized.

(4) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.

(5) Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's balance sheets and statements of income. This section should be read in conjunction with the Company's financial statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus.

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

OVERVIEW

     For the nine months ended September 30, 1996, the Company had net income available to common shareholders of $7.4 million, an increase of $1.8 million or 32.3% from the same time period in 1995. Net income per share increased to $0.87 for the nine months ended September 30, 1996 from $0.67 for the same time period in 1995. This strong earnings growth was due primarily to a sharp increase in net interest income, which was driven by strong loan growth, and an increase in noninterest income. This resulted in a return on average assets of 1.18% and an annualized return on average common equity of 20.58% for the nine months ended September 30, 1996 compared to 1.17% and 18.96%, respectively, for the same time period in 1995.

     Total assets increased to $912.7 million from $711.3 million, an increase of $201.4 million, at September 30, 1996 and 1995, respectively. The increase was driven primarily by strong loan growth and an increase in the securities portfolio. Deposits increased to $704.3 million at September 30, 1996 from $600.1 million at September 30, 1995, an increase of $104.2 million or 17.4%. Total shareholders' equity was $51.3 million at September 30, 1996, representing an increase of $8.8 million or 20.7% over total shareholders' equity of $42.5 million at September 30, 1995.

RESULTS OF OPERATIONS

     NET INTEREST INCOME

     Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

     Net interest income for the nine months ended September 30, 1996 was $26.3 million, an increase of $5.7 million or 27.7% from $20.6 million for the nine months ended September 30, 1995. This resulted in a net interest margin of 4.49% and 4.62% and a net interest spread of 3.35% and 3.44% for the nine months ended September 30, 1996 and 1995, respectively. The decrease in the net interest margin and net interest spread was primarily the result of a lower yield on the loan portfolio caused by a decrease in the Company's prime lending rate.

     The increase in net interest income was driven almost exclusively by increases in the volume of interest-earning assets. Interest income from loans increased to $32.2 million from $27.1 million for the nine months ended September 30, 1996 and 1995, respectively, an increase of $5.1 million or 18.8%. The driving factor was a substantial increase in the loans which was partially offset by the yield on the loan portfolio decreasing to 9.18% from 9.57% for the nine months ended September 30, 1996 and 1995, respectively. Also, interest income from the securities portfolio increased to $13.6 million for the nine months ended 1996, from $7.9 million for the nine months ended 1995, a $5.7 million or 72.2% increase. This was due primarily to a 60.1% increase in average securities held by the Company coupled with a yield that increased to 5.99% from 5.57% for the nine months ended September 30, 1996 and 1995, respectively. Partially offsetting the interest income growth was higher interest expense which grew to $19.9 million compared to $15.6 million for the nine months ended September 30, 1996 and 1995, respectively, driven by strong growth in average deposits, in particular, money market and savings deposits and certificates of deposit.

     The following table presents for the periods indicated the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made, and all average balances are daily average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                    NINE MONTHS ENDED                      NINE MONTHS ENDED
                                                   SEPTEMBER 30, 1996                     SEPTEMBER 30, 1995
                                           -----------------------------------    -----------------------------------
                                             AVERAGE      INTEREST     AVERAGE      AVERAGE      INTEREST     AVERAGE
                                           OUTSTANDING     EARNED/     YIELD/     OUTSTANDING     EARNED/     YIELD/
                                             BALANCE        PAID        RATE        BALANCE        PAID        RATE
                                           -----------    ---------    -------    -----------    ---------    -------
                                                                     (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
    Loans...............................    $ 467,846      $32,152       9.18%     $ 378,206      $27,071       9.57%
    Securities..........................      302,707       13,584       5.99        189,047        7,877       5.57
    Federal funds sold & other..........       10,744          448       5.57         30,030        1,334       5.94
                                           -----------    ---------    -------    -----------    ---------    -------
        Total interest-earning assets...      781,297       46,184       7.90%       597,283       36,282       8.12%
                                                          ---------    -------                   ---------    -------
Less allowance for loan losses..........       (5,280)                                (4,609)
                                           -----------                            -----------
Total earning assets, net of
  allowance.............................      776,017                                592,674
Nonearning assets.......................       63,088                                 47,675
                                           -----------                            -----------
        Total assets....................    $ 839,105                              $ 640,349
                                           ===========                            ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand deposits....    $  35,368          375       1.42%     $  32,470          494       2.03%
    Money market and savings deposits...      301,449        9,982       4.42        227,517        7,751       4.55
    Certificates of deposit.............      136,700        5,466       5.34        118,001        4,606       5.22
    Repurchase agreements and borrowed
      funds.............................      110,306        4,073       4.93         69,063        2,791       5.40
                                           -----------    ---------    -------    -----------    ---------    -------
        Total interest-bearing
          liabilities...................      583,823       19,896       4.55%       447,051       15,642       4.68%
                                                          ---------    -------                   ---------    -------
Noninterest-bearing liabilities:
    Noninterest-bearing demand
      deposits..........................      191,256                                145,647
    Other liabilities...................        8,744                                  8,259
                                           -----------                            -----------
        Total liabilities...............      783,823                                600,957
Bank preferred stock....................        7,323                                     --
Shareholders' equity....................       47,959                                 39,392
                                           -----------                            -----------
        Total liabilities and
          shareholders' equity..........    $ 839,105                              $ 640,349
                                           ===========                            ===========
Net interest income.....................                   $26,288                                $20,640
                                                          =========                              =========
Net interest spread.....................                                 3.35%                                  3.44%
                                                                       =======                                =======
Net interest margin.....................                                 4.49%                                  4.62%
                                                                       =======                                =======

     The following table presents for the periods indicated the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates:

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,
                                           ------------------------------
                                                   1996 VS. 1995
                                           ------------------------------
                                           INCREASE (DECREASE)
                                                 DUE TO
                                           -------------------
                                           VOLUME       RATE       TOTAL
                                           -------     -------     ------
                                               (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans...................................   $ 6,447     ($1,366)    $5,081
Securities..............................     4,888         819      5,707
Federal funds sold and other............      (849)        (37)      (886)
                                           -------     -------     ------
     Total increase (decrease) in
       interest income..................    10,486        (584)     9,902
                                           -------     -------     ------
INTEREST-BEARING LIABILITIES:
Interest bearing deposits...............        45        (164)      (119)
Savings and money market accounts.......     2,529        (298)     2,231
Time deposits...........................     1,075        (215)       860
Repurchase agreements and borrowed
  funds.................................     1,671        (389)     1,282
                                           -------     -------     ------
     Total increase (decrease) in
       interest expense.................     5,320      (1,066)     4,254
                                           -------     -------     ------
Increase in net interest income.........   $ 5,166     $   482     $5,648
                                           =======     =======     ======

     PROVISION FOR LOAN LOSSES

     The provision for loan losses increased to $840,000 for the nine months ended September 30, 1996 from $685,000 for the same time period in 1995, an increase of $155,000 or 22.6%. The increase was driven primarily by strong loan growth.

     NONINTEREST INCOME

     Noninterest income for the nine months ended September 30, 1996 was $3.5 million, an increase of $900,000 or 34.6% from $2.6 million in the same period in 1995.

     The following table presents for the periods indicated the major categories of noninterest income:

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,
                                          --------------------
                                            1996       1995
                                          ---------  ---------
                                              (DOLLARS IN
                                               THOUSANDS)
Service charges on deposit accounts.....  $   2,069  $   1,663
Retail services income..................         64         34
Corporate services income...............         17          8
Loan operations.........................        405        321
Investment services.....................        860        506
Other noninterest income................         72         91
                                          ---------  ---------
     Total noninterest income...........  $   3,487  $   2,623
                                          =========  =========

     Service charges on deposit accounts is the largest component of noninterest income and a significant source of revenue to the Company. The Company offers a full product line of cash concentration, disbursement and automated information reporting services comparable to those offered by major regional banks. For the period ended September 30, 1996, service charges on deposit accounts were $2.1 million, an increase of $406,000 or 24.4% over the same period in 1995. This increase is primarily attributable to a significant increase in the number of deposit accounts from 14,247 at September 30, 1995 to 17,138 at

September 30, 1996 and the addition of new products and services. Another reason for the increase in noninterest income was the growth of the Company's investment services department. During the past four years, the Company has expanded investment sales, established a foreign exchange department and a custody services department. These areas have been performing well as larger regional competitors move these services out of state, giving the Company a distinct competitive advantage. Fee income from investment services increased to $860,000 for the nine months ended September 30, 1996 from $506,000 for the same period in 1995, an increase of $354,000 or 70.0%. Investment sales, the largest component of investment services income, increased to $617,000 from the comparable period in 1995, an increase of $253,000 or 69.5%. For the nine months ended September 30, 1996, foreign exchange income was $200,000, an increase of $69,000 or 52.7% over the same time period in 1995.

     NONINTEREST EXPENSES

     In the nine month period ended September 30, 1996, noninterest expenses increased $3.1 million or 22.2% to $17.0 million from the 1995 comparable period. However, for the same time periods the efficiency ratio, calculated by dividing total noninterest expenses (excluding securities losses) by net interest income plus noninterest income, decreased to 56.99% in 1996 from 59.72% in 1995. This decrease was primarily due to a large increase in earning assets, a significant decrease in deposit insurance premiums, and the Company's continued efforts to control overhead expenses.

     Salary and benefit expense for the nine months ended September 30, 1996 was $10.1 million, an increase of $2.3 million or 29.5% from $7.8 million in the same period of 1995. The increase was due to additional personnel required to accommodate the Company's growth and included staffing of the new Memorial City and Medical Center offices. Total full-time equivalent employees at September 30, 1996 increased to 308 from 249 at September 30, 1995.

     Occupancy expense increased to $2.6 million for the nine month period ended September 30, 1996 from $1.8 million for the nine month period ended September 30, 1995, an increase of $745,000 or 41.2%. Major categories included within occupancy expense are building lease expense, depreciation expense, and maintenance contract expense. Building lease expense increased $160,000 or 28% to $731,000 for the first nine months of 1996 from $571,000 for the same period in 1995. This increase was the result of opening the Memorial City and Medical Center offices and increasing the rentable number of square feet at the Galleria location. It is expected that annual building lease expense will increase by approximately $600,000 in 1997 because of the Company's relocation of its headquarters in November 1996. Depreciation expense increased to $1.5 million for the nine month period September 30, 1996, an increase of $469,000 or 46.5% from $1.0 million for the same period in 1995. This increase was due primarily to depreciation on equipment provided to new employees and expenses related to technology upgrades throughout the Company. Maintenance contract expense for the nine month period ended September 30, 1996 was $279,000, an increase of $103,000 or 58.9% over the same period in 1995. The Company has purchased maintenance contracts for major operating systems throughout the organization.

     On August 8, 1995, the FDIC Board of Directors voted to reduce the deposit insurance premium paid by most banks. This resulted in a premium reduction from $0.23 per $100 of deposits to $0.04 per $100 of deposits for the Bank. Subsequently, the FDIC Board of Directors voted on additional changes which reduced the rate paid by the Bank to $500 per quarter. As a result of the changes, deposit insurance premiums were reduced to $1,500 in the first nine months of 1996 from $486,000 for the same period in 1995. Deposit insurance premiums for banks were subsequently increased effective as of January 1, 1997 to $0.0129 per $100 of deposits. If this rate had been effective during 1996, the Company estimates it would have paid approximately $57,000 in deposit insurance premiums for the first nine months of 1996. See "Supervision and Regulation."

     INCOME TAXES

     Income tax expense includes the regular federal income tax at the statutory rate plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense and the amount of other nondeductible expenses. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers'salaries, less interest income from federal securities. In the first nine months of 1996, income tax expense was $4.2 million, an increase of $1.2 million or 40% from the $3.0 million of income tax expense for the same period in 1995. The higher income tax expense in the first nine months of 1996 compared to the first nine months of 1995 is principally due to the increase in taxable income. The income tax component of the Texas franchise tax was $14,000 for the first nine months in 1996, and $109,000 in the first nine months of 1995.

     IMPACT OF INFLATION

     The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See " -- Financial Condition -- Interest Rate Sensitivity and Liquidity" below.

FINANCIAL CONDITION

     LOAN PORTFOLIO

     Loans, net of unearned interest, were $516.5 million at September 30, 1996, an increase of $110.5 million or 27.2% from $406.0 million at September 30, 1995. Consistent with the Company's historically high rate of growth, this increase is believed to be the result of the Company's style of relationship banking featuring professional, attentive and responsive service to customers' needs, and focusing on commercial lending to middle market companies and private banking for individuals.

     The following table summarizes the loan portfolio of the Company by type of loans as of September 30, 1996 and September 30, 1995:

                                      SEPTEMBER 30, 1996     SEPTEMBER 30, 1995
                                     --------------------   --------------------
                                       AMOUNT     PERCENT     AMOUNT     PERCENT
                                     ----------   -------   ----------   -------
                                               (DOLLARS IN THOUSANDS)
Commercial and industrial..........  $  241,397     46.7%   $  177,064     43.6%
Real estate
     Construction and land
     development...................      58,144     11.3        40,656     10.0
     1-4 family residential........      98,649     19.1        85,568     21.1
     Commercial owner occupied.....      34,143      6.6        33,933      8.3
     Farmland......................       9,461      1.8         5,390      1.3
     Other.........................      21,080      4.1        22,132      5.5
Consumer...........................      53,585     10.4        41,307     10.2
                                     ----------   -------   ----------   -------
     Total loans...................  $  516,459    100.0%   $  406,050    100.0%
                                     ==========   =======   ==========   =======

     The primary lending focus of the Company is on small and medium sized commercial, residential mortgage and consumer loans. The Company offers a variety of commercial lending products including term loans, lines of credit and equipment financing. A broad range of short- to medium-term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

     Generally, the Company's commercial loans are underwritten in the Company's primary market area on the basis of the borrower's ability to service such debt from income. As a general practice, the Company takes as collateral a lien on any available real estate, equipment or other assets. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

     A substantial portion of the Company's real estate loans consists of loans collateralized by real estate and other assets of commercial customers. Additionally, a portion of the Company's lending activity consists of the origination of single-family residential mortgage loans collateralized by owner-occupied properties located in the Company's primary market area. The Company offers a variety of mortgage loan products which generally are amortized over five to 30 years.

     Loans collateralized by single-family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Company requires mortgage title insurance and hazard insurance in the amount of the loan. Although the contractual loan payment periods for single-family residential real estate loans are generally for a three to seven year period, such loans often remain outstanding for significantly shorter periods than their contractual terms.

     Consumer loans made by the Company include automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans
(collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 84 months and vary based upon the nature of collateral and size of loan.

     The maturity ranges of the commercial and industrial and real estate construction loan portfolio and the amount of such loans with fixed interest rates and floating rates in each maturity range as of September 30, 1996 are summarized in the following table:

                                                        SEPTEMBER 30, 1996
                                       ----------------------------------------------------
                                                     AFTER ONE
                                        ONE YEAR      THROUGH         AFTER
                                        OR LESS      FIVE YEARS     FIVE YEARS     TOTAL
                                       ----------    ----------     ----------   ----------
                                                      (DOLLARS IN THOUSANDS)
Commercial and industrial............  $  150,095     $  82,698      $  8,604    $  241,397
Real estate construction.............      30,131        27,320           693        58,144
                                       ----------    ----------     ----------   ----------
     Total...........................  $  180,226     $ 110,018      $  9,297    $  299,541
                                       ==========    ==========     ==========   ==========
Loans with a fixed interest rate.....  $   36,710     $  29,564      $  2,941    $   69,215
Loans with a floating interest
rate.................................     143,516        80,454         6,356       230,326
                                       ----------    ----------     ----------   ----------
     Total...........................  $  180,226     $ 110,018      $  9,297    $  299,541
                                       ==========    ==========     ==========   ==========

     NONPERFORMING ASSETS

     The Company has well developed procedures in place to maintain a high quality loan portfolio. These procedures include a Credit Quality Assurance Process that begins with approval of lending policies and underwriting guidelines by the Board of Directors, an independent loan review department staffed with OCC experienced personnel, low individual lending limits for officers, Senior Loan Committee approval for large credit relationships and quality loan documentation procedures. The loan review department has consistently identified and analyzed weaknesses in the portfolio and reports credit risk grade changes on a monthly basis to bank management and directors. The Company also maintains a well developed monitoring process for credit extensions in excess of $100,000. The Company performs monthly and quarterly concentration analyses based on industries, collateral types, business lines, large credit sizes and officer portfolio loads. The Company has established underwriting guidelines to be followed by its officers. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

     The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. The Company is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring.

     The following table presents information regarding nonperforming assets at September 30, 1996 and 1995:

                                          SEPTEMBER 30,
                                       --------------------
                                         1996       1995
                                       ---------  ---------
                                           (DOLLARS IN
                                            THOUSANDS)
Nonaccrual loans.....................  $   2,128  $   1,222
Accruing loans 90 or more days past
     due.............................          9          1
Restructured loans...................         --         --
Other real estate and foreclosed
     property........................        276         13
                                       ---------  ---------
     Total nonperforming assets......  $   2,413  $   1,236
                                       =========  =========
Nonperforming assets to total loans
  and other real estate..............       0.47%      0.30%

     Nonperforming assets (nonaccrual loans, restructured loans and real estate acquired by foreclosure) were $2.4 million and $1.2 million, resulting in a ratio of nonperforming assets to loans plus other real estate owned of 0.47% and 0.30% at September 30, 1996 and 1995, respectively. The increase was primarily from one loan which was put on nonaccrual status during 1996.

     The Company had $276,000 in real estate acquired by foreclosure at September 30, 1996, as compared with $13,000 at September 30, 1995. The Company records real estate acquired by foreclosure at the lesser of the outstanding loan balance, net of any reduction in basis, or the fair value at the time of foreclosure, less estimated costs to sell.

     The Company regularly updates appraisals on loans collateralized by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses.

     ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of its loan portfolio by the loan review function and the annual examination of the Company's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.

     In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Company's historical charge-off experience. The Company then charges to operations a provision for loan losses determined on an annualized basis to maintain the allowance for loan losses at an adequate level determined according to the foregoing methodology.

     Management believes that the allowance for loan losses at September 30, 1996 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be greater than the size of the allowance at September 30, 1996.

     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,
                                       --------------------
                                         1996       1995
                                       ---------  ---------
                                           (DOLLARS IN
                                            THOUSANDS)
Allowance for loan losses at January
  1..................................  $   4,921  $   4,294
Provision for loan losses............        840        685
Charge-offs..........................      (341)       (83)
Recoveries...........................          7          6
                                       ---------  ---------
Allowance for loan losses at
  September 30.......................  $   5,427  $   4,902
                                       =========  =========
Allowance to period-end loans........       1.05%      1.21%
Net charge-offs to average loans.....       0.07       0.02
Allowance to period-end nonperforming
  loans..............................     253.95     400.82

     The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                         SEPTEMBER 30, 1996       SEPTEMBER 30, 1995
                                        ---------------------    ---------------------
                                                  PERCENT OF               PERCENT OF
                                                   LOANS TO                 LOANS TO
                                        AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS
                                        ------    -----------    ------    -----------
                                                    (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
  applicable to:
     Commercial and industrial.......   $  535        46.7%      $  300        43.6%
     Real estate:
          Construction and land
          development................       --        11.3           --        10.0
          1-4 family residential.....      105        19.1           10        21.1
          Commercial owner
          occupied...................       --         6.6           --         8.3
          Farmland...................       --         1.8           --         1.3
          Other......................       --         4.1           --         5.5
     Consumer........................        9        10.4           48        10.2
     Unallocated.....................    4,778                    4,544
                                        ------                   ------
Total allowance for loan losses......   $5,427                   $4,902
                                        ======                   ======

     SECURITIES

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held to maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Securities not classified as either held to maturity or trading are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized. Prior to January 1, 1994, securities were stated at cost, adjusted for accretion of discounts and amortization of premiums which were recognized as adjustments to interest income. Gains and losses on sales of securities are determined using the specific-identification method.

     In November 1995, the Financial Accounting Standards Board issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" which provided a one-time reassessment of the appropriateness of the classifications of all securities. Based on such reassessment, the Company transferred all securities in the held to maturity portfolio to the available for sale portfolio in November 1995. The transferred securities had an amortized cost of approximately $150.3 million and net unrealized losses of approximately $574,000. The transfer resulted in a decrease of approximately $373,000 to shareholders' equity. Such reassessment does not change management's intent to hold other debt securities to maturity in the future. At this time, classification of all securities as available for sale allows the Company to manage its investment portfolio more effectively and to enhance the average yield on the portfolio.

     All securities held by the Company as of September 30, 1996 are classified as available for sale. The following table presents the amortized cost of securities classified as available for sale and their approximate fair values at September 30, 1996:

                                                       SEPTEMBER 30, 1996
                                       --------------------------------------------------
                                                      GROSS         GROSS
                                       AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                          COST         GAIN          LOSS        VALUE
                                       ----------   ----------    ----------   ----------
                                                     (DOLLARS IN THOUSANDS)
U.S. Government securities...........  $   93,034     $   68       $   (347)   $   92,755
Mortgage-backed securities...........     160,109        186         (1,407)      158,888
Federal Reserve Bank Stock...........         950         --             --           950
Federal Home Loan Bank Stock.........      38,810         --             --        38,810
Other securities.....................       5,316          2             --         5,318
                                       ----------   ----------    ----------   ----------
     Total securities................  $  298,219     $  256       $ (1,754)   $  296,721
                                       ==========   ==========    ==========   ==========

     Mortgage-backed securities are securities which have been developed by pooling a number of real estate mortgages and are principally issued by federal agencies such as the Federal National Mortgage Corporation and the Federal Home Loan Bank. These securities have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the agencies. The Company has no mortgage-backed securities that have been issued by non-agency entities.

     Included in the Company's mortgage-backed securities at September 30, 1996 were $9.4 million in agency issued collateralized mortgage obligations. At September 30, 1996, $81.1 million or 50.7% of the mortgage-backed securities held by the Company had final maturities of more than 10 years; however, $72.8 million of these securities earn interest at floating rates and reprice within one year, and accordingly are less susceptible to declines in value should interest rates increase.

     The following table summarizes the contractual maturity of investments (including securities, federal funds sold and interest-bearing deposits) and their weighted average yields at September 30, 1996:

                                                                           SEPTEMBER 30, 1996
                                        -----------------------------------------------------------------------------------------
                                                               AFTER ONE           AFTER FIVE
                                                            YEAR BUT WITHIN     YEARS BUT WITHIN
                                             WITHIN
                                            ONE YEAR           FIVE YEARS          TEN YEARS         AFTER TEN YEARS
                                        ----------------    ----------------    ----------------    -----------------
                                        AMOUNT     YIELD    AMOUNT     YIELD    AMOUNT     YIELD     AMOUNT     YIELD     TOTAL
                                        -------    -----    -------    -----    -------    -----    --------    -----   ---------
                                                                         (DOLLARS IN THOUSANDS)
U.S. Government securities...........   $43,735    5.85 %   $49,299    6.07 %   $   --       -- %   $     --      -- %  $  93,034
Mortgage-backed securities...........       --       --     35,370     6.27     43,592     6.75       81,147    5.93      160,109
Federal Reserve Bank Stock...........       --       --         --       --         --       --          950    6.00          950
Federal Home Loan Bank Stock.........       --       --         --       --         --       --       38,810    5.85       38,810
Other securities.....................    5,166     4.96         --       --        150     7.88           --      --        5,316
Federal funds sold...................    1,450     5.89         --       --         --       --           --      --        1,450
Interest-bearing deposits............       75     5.05         --       --         --       --           --      --           75
                                        -------    -----    -------    -----    -------    -----    --------    -----   ---------
    Total investments................   $50,426    5.76 %   $84,669    6.15 %   $43,742    6.76 %   $120,907    5.90 %  $ 299,744
                                        =======    =====    =======    =====    =======    =====    ========    =====   =========

                                       YIELD
                                       -----

U.S. Government securities...........  5.97 %
Mortgage-backed securities...........  6.23
Federal Reserve Bank Stock...........  6.00
Federal Home Loan Bank Stock.........  5.85
Other securities.....................  5.04
Federal funds sold...................  5.89
Interest-bearing deposits............  5.05
                                       -----
    Total investments................  6.07 %
                                       =====

     DEPOSITS

     The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of demand, savings, NOW accounts, money market and time accounts. The Company relies primarily on advertising, competitive pricing policies and customer service to attract and retain these deposits. As of September 30, 1996, the Company has less than five percent of its deposits classified as brokered funds and does not anticipate any significant increase. Deposits provide generally all the funding for the Company's lending and investment activities, and the interest paid for deposits must be managed carefully to control the level of interest expense.

     The Company's ratios of average demand deposits to average total deposits at September 30, 1996 and September 30, 1995 were 28.6%, and 27.6%, respectively. The daily average balances and weighted average rates paid on deposits for the nine month period ended September 30, 1996 are presented below:

                                              SEPTEMBER 30,
                                                  1996
                                           -------------------
                                            AMOUNT       RATE
                                           --------      -----
                                               (DOLLARS IN
                                               THOUSANDS)
NOW accounts............................   $ 35,368       1.42%
Regular savings.........................      2,698       2.34
Treasury Plus...........................    168,926       4.85
Money Market............................    129,825       3.90
CD's less than $100,000.................     42,486       5.20
CD's $100,000 and over..................     85,823       5.41
IRA's & QRP's...........................      8,391       5.33
                                           --------      -----
     Total interest-bearing deposits....    473,517       4.46%
                                           --------      -----
Noninterest-bearing deposits............    195,706       --
                                           --------      -----
     Total deposits.....................   $669,223       3.16%
                                           ========      =====

     The following table sets forth the maturity of the Company's certificates of deposit that are $100,000 or greater at September 30, 1996:

                                             SEPTEMBER 30, 1996
                                           ----------------------
                                           (DOLLARS IN THOUSANDS)
3 months or less........................          $ 43,666
Between 3 months and 6 months...........            28,409
Between 6 months and 1 year.............            14,791
Over 1 year.............................             6,516
                                           ----------------------
     Total CD's $100,000 and over.......          $ 93,382
                                           ======================

     BORROWINGS

     Securities sold under repurchase agreements and other short-term borrowings, consisting of federal funds purchased and treasury, tax, and loan deposits, generally represent borrowings with maturities ranging from one to thirty days. Information relating to these borrowings as of September 30, 1996, is summarized as follows:

                                          SEPTEMBER 30, 1996
                                        ----------------------
                                        (DOLLARS IN THOUSANDS)
Securities sold under repurchase
  agreements:
     Average.........................          $ 96,079
     Period end......................            86,176
Maximum month-end balance during
  period.............................           107,320
Interest Rate:
     Average.........................              4.87%
     Period end......................              4.76
Other short-term borrowings:
     Average.........................          $ 14,227
     Period end......................            60,044
Maximum month-end balance during
  period.............................            60,044
Interest rate:
     Average.........................              5.31%
     Period end......................              5.35

     Securities sold under repurchase agreements are maintained in safekeeping by correspondent banks.

     INTEREST RATE SENSITIVITY AND LIQUIDITY

     Asset and liability management is concerned with the timing and magnitude of repricing assets compared to liabilities. It is the objective of the Company to generate stable growth in net interest income and to attempt to control risks associated with interest rate movements. In general, management's strategy is to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. The Company's asset and liability management strategy is formulated and monitored by the Asset Liability Committee, which is composed of senior officers of the Bank, in accordance with policies approved by the Bank's Board of Directors. This Committee meets regularly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, and maturities of investments and borrowings. The Asset Liability Committee also approves and establishes pricing and funding decisions with respect to the Company's overall asset and liability composition. The Committee reviews the Company's liquidity, cash flow flexibility, maturities of investments, deposits and borrowings, retail and institutional deposit activity, current market conditions, and interest rates on both a local and national level.

     The Company's policy is to maintain rate sensitive assets minus rate sensitive liabilities divided by total assets within 15% on a cumulative basis for one year. At September 30, 1996, this ratio was a negative 2.09%. The Company estimates that a 100 basis point change in interest rates would have no significant impact on its net interest income over a twelve-month period. The Committee regularly reviews interest rate risk exposure by forecasting the impact of alternative interest rate environments on net interest income. The Bank adjusts interest sensitivity accordingly during the year through changes in the mix of assets and liabilities and may use interest rate products such as interest rate swap and cap agreements.

     The interest rate sensitivity ("GAP") is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative GAP would tend to adversely affect net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. While the interest rate sensitivity GAP is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

     Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. Consequently, as the interest rate environment has become more volatile, the Bank's management has increased monitoring its net interest rate sensitivity position and the effect of various interest rate environments on earnings.

     The following table sets forth an interest rate sensitivity analysis for the Company as of September 30, 1996:

                                                 VOLUMES SUBJECT TO REPRICING WITHIN
                                       -------------------------------------------------------
                                                                                      AFTER
                                        0-30 DAYS    31-180 DAYS     181-365 DAYS    ONE YEAR     TOTAL
                                       ------------  ------------    ------------   ----------  ----------
                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
     Money market funds..............  $      5,166  $         --      $     --     $       --  $    5,166
     Securities......................        46,542        33,369        93,135        120,007     293,053
     Loans...........................       325,804        33,706        36,030        119,692     515,232
     Overdrafts......................         3,102            --            --             --       3,102
     Federal funds sold..............         1,525            --            --             --       1,525
                                       ------------  ------------    ------------   ----------  ----------
     Total interest-earning assets...       382,139        67,075       129,165        239,699     818,078
                                       ------------  ------------    ------------   ----------  ----------
Interest-bearing liabilities:
     Demand, money market and savings
       deposits......................       325,878            --            --             --     325,878
     Certificates of deposit and
       other time deposits...........        23,490        78,704        23,181         19,472     144,847
     Short term borrowings...........       146,220            --            --             --     146,220
                                       ------------  ------------    ------------   ----------  ----------
          Total interest-bearing
             liabilities.............       495,588        78,704        23,181         19,472     616,945
                                       ------------  ------------    ------------   ----------  ----------
Period GAP...........................  $   (113,449) $    (11,629)     $105,984     $  220,227  $  201,133
Cumulative GAP.......................  $   (113,449) $   (125,078)     $(19,094)    $  201,133
Period GAP to total assets...........        (12.43)%        (1.27)%      11.61%         24.13%
Cumulative GAP to total assets.......        (12.43)%       (13.70)%      (2.09)%       (22.04)%

     Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. During the nine months ended September 30, 1996, the Company's liquidity needs have primarily been met by growth in core deposits, as previously discussed.

Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on these external funding sources. The cash and federal funds sold position, supplemented by amortizing securities and loan portfolios, have generally created an adequate liquidity position.

     Federal Home Loan Bank ("FHLB") advances may be utilized from time to time as either a short-term funding source or a longer term funding source. FHLB advances can be particularly attractive as a longer term funding source to balance interest rate sensitivity and reduce interest rate risk. The Company is eligible for two borrowing programs through the FHLB. The first, called "Short Term Fixed" (STF), requires delivery of eligible securities for collateral. At September 30, 1996, the Company had approximately $14.5 million in securities safekept at the FHLB which qualify as eligible collateral. Maturities under this program range from 1-35 days, and the rate paid is approximately 25 basis points less than the other programs.

     The second borrowing program, the "Blanket Borrowing Program" (BBP), is under an overnight borrowing agreement which does not require the delivery of specific collateral. Borrowings are limited to a maximum of 65% of the Company's 1-4 family mortgage loans. At September 30, 1996, the Company had approximately $64.9 million in potential borrowings available under this program. Under this program, the Company must hold approximately $1 in FHLB stock for each $10 in borrowings. In addition, under the Blanket Borrowing Program, the Company may deliver specific collateral which will dramatically increase total potential borrowings. Upon delivery, the FHLB will review the collateral and assign a loan-to-value ratio of approximately 90%. In addition to real estate loans, the FHLB will accept delivery of credit card and installment loans. The advances are limited to 50% of assets or total eligible collateral, whichever is less. The advances are subject to the stock purchase requirements as mentioned above. At September 30, 1996, the Company had a total potential borrowings under the various programs discussed above of $79.4 million.

     CAPITAL RESOURCES

     Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the OCC. Both the Federal Reserve Board and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the Federal Reserve Board apply to the Company, and the OCC guidelines apply to the Bank. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial organizations to have "Tier 1 capital" of at least 4.0% of risk-adjusted assets and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of risk-adjusted assets. "Tier 1 capital" includes, generally, common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, qualifying perpetual preferred stock and minority interest in equity accounts of consolidated subsidiaries less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses ("Tier 2 capital"). The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The agencies have also adopted guidelines which supplement the risk-based capital guidelines with a minimum leverage ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

     The total of shareholders' equity and Bank Preferred Stock increased to $58.6 million at September 30, 1996, from $52.1 million at December 31, 1995, an increase of $6.5 million or 12.5%. This increase was primarily attributable to the retention of $7.4 million in earnings. These amounts were partially offset by the payment of $341,000 in dividends on the Bank Preferred Stock and an increase in the unrealized loss on securities of $1.2 million.

     The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of September 30, 1996 to the regulatory standards:

                                                                       WELL-
                                           COMPANY                  CAPITALIZED
                                           AND BANK     MINIMUM       MINIMUM
                                            RATIO       REQUIRED     REQUIRED
                                           --------     -------     -----------
Leverage ratio..........................      6.52%       3.00%(1)      5.00%
Tier 1 risk-based capital ratio.........     10.68%       4.00%         8.00%
Risk-based capital ratio................     11.65%       8.00%        10.00%

------------

(1) The OCC has the authority to require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

     Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. Also pursuant to FDICIA, each federal banking agency has promulgated regulations setting the levels at which an insured institution would be considered "well capitalized," "adequately capitalized,"
"undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the Federal Reserve Board's regulations, the Bank is classified "well capitalized" for purposes of prompt corrective action. See "Supervision and Regulation."

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

OVERVIEW

     Total assets at December 31, 1995, 1994 and 1993 were $825.5 million, $578.3 million and $472.3 million, respectively. This growth was a result of a strong local economy, the addition of new loan officers and the Company's style of relationship banking. Loans were $438.3 million at December 31, 1995 an increase of $80.0 million or 22.3% from $358.3 million at the end of 1994. Loans were $285.9 million at year end 1993. Deposits experienced similar growth, increasing to $672.6 million at year end 1995 from $489.8 million at year end 1994 and $417.7 million at year end 1993. Shareholders' equity was $44.8 million, $35.8 million and $29.4 million at December 31, 1995, 1994 and 1993, respectively.

     Net income available to common shareholders was $7.8 million, $5.8 million and $3.6 million and net income per share was $0.92, $0.70 and $0.43 for the years ended 1995, 1994 and 1993, respectively. This increase in net income was primarily the result of strong loan growth, maintaining strong asset quality and expense control and resulted in returns on average assets of 1.16%, 1.14% and 0.90% and returns on average common equity of 19.20%, 17.44% and 12.93% for the years ended 1995, 1994 and 1993, respectively.

RESULTS OF OPERATIONS

     NET INTEREST INCOME

     1995 VERSUS 1994. Net interest income totaled $28.7 million in 1995 compared to $22.8 million in 1994, an increase of $5.8 million or 25.6%. This resulted in net interest margins of 4.60% and 4.82% and net interest spreads of 3.42% and 3.89% for 1995 and 1994, respectively.

     The primary reason for higher net interest income was strong growth in average loans coupled with higher yields on the loan portfolio which increased to 9.55% from 8.41%. In addition, the securities portfolio experienced substantial growth and the yield on the portfolio increased 73 basis points to 5.64% for the year ended 1995. Offsetting these increases was a large increase in interest expense due to the growth in savings and money market account balances and an increase in the rate paid to 4.54% from 3.17% for the year ended 1995 versus 1994. Also, interest expense increased due to additional volume and interest rates paid in certificates of deposit and repurchase agreements and borrowed funds.

     1994 VERSUS 1993. Net interest income for 1994 was $22.8 million an increase of $5.9 million or 34.9% from $16.9 million in 1993. The increase was driven by an increase in interest income of $9.6 million and was partially offset by an increase in interest expense of $3.7 million. This resulted in net interest spreads of 3.89% and 3.87% and net interest margins of 4.82% and 4.65% for the years ended 1994 and 1993, respectively.

     Interest income increased primarily due to growth in interest income from the loan portfolio. Interest income from the loan portfolio grew to $26.7 million from $18.7 million, an increase of $8.0 million or 42.6%. The growth was due to an increase in the average loans to $317.4 million at year end 1994 from $243.8 million at the end of 1993. Also, the yield on loans increased to 8.41% in 1994 from 7.68% in 1993. Also contributing to the increase in interest income was the increase in interest income from the securities portfolio which increased to $6.9 million in 1994, an increase of $1.6 million or 29.4% from $5.3 million in 1993. The increase in interest expense was driven by growth in savings and money market accounts and certificates of deposit. Both categories had increases in average balances and rates paid on deposits.

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                                      YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------------
                                                      1995                                1994                     1993
                                        ---------------------------------   ---------------------------------   -----------
                                          AVERAGE     INTEREST    AVERAGE     AVERAGE     INTEREST    AVERAGE     AVERAGE
                                        OUTSTANDING    EARNED/    YIELD/    OUTSTANDING    EARNED/    YIELD/    OUTSTANDING
                                          BALANCE       PAID       RATE       BALANCE       PAID       RATE       BALANCE
                                        -----------   ---------   -------   -----------   ---------   -------   -----------
                                                                      (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans.................................  $ 388,329    $37,089      9.55%    $ 317,373     $26,684      8.41%    $ 243,805
  Securities............................    206,717     11,668      5.64       140,478       6,898      4.91       105,965
  Federal funds sold and other earning
    assets..............................     29,325      1,825      6.22        15,839         706      4.46        14,720
                                        -----------   ---------   -------   -----------   ---------   -------   -----------
      Total interest-earning assets.....    624,371     50,582      8.10%      473,690      34,288      7.24%      364,490
                                        -----------   ---------   -------   -----------   ---------   -------   -----------
Less allowance for loan losses..........     (4,700)                            (3,679)                             (2,696)
                                        -----------                         -----------                         -----------
Total earning assets, net of
  allowance.............................    619,671                            470,011                             361,794
Nonearning assets.......................     49,325                             41,160                              31,787
                                        -----------                         -----------                         -----------
      Total assets......................  $ 668,996                          $ 511,171                           $ 393,581
                                        ===========                         ===========                         ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits......  $  31,886        626      1.96%    $  34,928         597      1.71%    $  21,607
  Savings and money market accounts.....    243,652     11,066      4.54       153,105       4,850      3.17       132,707
  Certificates of deposit...............    119,349      6,290      5.27       116,099       4,530      3.90        95,278
  Repurchase agreements and borrowed
    funds...............................     72,578      3,908      5.38        37,697       1,467      3.89        18,082
                                        -----------   ---------   -------   -----------   ---------   -------   -----------
      Total interest-bearing
        liabilities.....................    467,465     21,890      4.68%      341,829      11,444      3.35%      267,674
                                        -----------   ---------   -------   -----------   ---------   -------   -----------
Noninterest-bearing liabilities:
  Noninterest-bearing demand deposits...    151,905                            133,696                              95,834
  Other liabilities.....................      8,425                              2,173                               2,579
                                        -----------                         -----------                         -----------
      Total liabilities.................    627,795                            477,698                             366,087
                                        -----------                         -----------                         -----------
Bank preferred stock....................        804                                 --                                  --
Shareholders' equity....................     40,397                             33,473                              27,494
                                        -----------                         -----------                         -----------
      Total liabilities and
        shareholders' equity............  $ 668,996                          $ 511,171                           $ 393,581
                                        ===========                         ===========                         ===========
Net interest income.....................               $28,692                             $22,844
                                                      =========                           =========
Net interest spread.....................                            3.42%                               3.89%
                                                                  =======                             =======
Net interest margin.....................                            4.60%                               4.82%
                                                                  =======                             =======


                                          INTEREST    AVERAGE
                                           EARNED/    YIELD/
                                            PAID       RATE
                                          ---------   -------

ASSETS
Interest-earning assets:
  Loans.................................   $18,718      7.68%
  Securities............................     5,332      5.03
  Federal funds sold and other earning
    assets..............................       640      4.35
                                          ---------   -------
      Total interest-earning assets.....    24,690      6.77%
                                          ---------   -------
Less allowance for loan losses..........

Total earning assets, net of
  allowance.............................
Nonearning assets.......................

      Total assets......................

LIABILITIES AND
  SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits......       484      2.24%
  Savings and money market accounts.....     3,494      2.63
  Certificates of deposit...............     3,333      3.50
  Repurchase agreements and borrowed
    funds...............................       439      2.43
                                          ---------   -------
      Total interest-bearing
        liabilities.....................     7,750      2.90%
                                          ---------   -------
Noninterest-bearing liabilities:
  Noninterest-bearing demand deposits...
  Other liabilities.....................

      Total liabilities.................

Bank preferred stock....................
Shareholders' equity....................

      Total liabilities and
        shareholders' equity............

Net interest income.....................   $16,940
                                          =========
Net interest spread.....................                3.87%
                                                      =======
Net interest margin.....................                4.65%
                                                      =======

     The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which can be segregated have been allocated.

                                                             YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------
                                                  1995 VS. 1994                    1994 VS. 1993
                                          -----------------------------    -----------------------------
                                               INCREASE                         INCREASE
                                              (DECREASE)                       (DECREASE)
                                                DUE TO                           DUE TO
                                          ------------------               ------------------
                                          VOLUME     RATE       TOTAL      VOLUME     RATE       TOTAL
                                          ------   ---------  ---------    ------   ---------  ---------
                                                              (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans...................................  $5,966   $   4,439  $  10,405    $5,648   $   2,320  $   7,968
Securities..............................  3,250        1,579      4,829    1,933         (524)     1,409
Federal funds sold and other earning
  assets................................    571          490      1,061       33          190        223
                                          ------   ---------  ---------    ------   ---------  ---------
    Total increase in interest income...  9,787        6,508     16,295    7,614        1,986      9,600
                                          ------   ---------  ---------    ------   ---------  ---------
INTEREST-BEARING LIABILITIES:
Interest-bearing demand deposits........    (51 )         96         45      187          (90)        97
Savings and money market accounts.......  2,877        3,325      6,202      537          834      1,371
Certificates of deposit.................    127        1,632      1,759      728          470      1,198
Repurchase agreements and borrowed
  funds.................................  1,358        1,083      2,441      477          551      1,028
                                          ------   ---------  ---------    ------   ---------  ---------
    Total increase in interest
      expense...........................  4,311        6,136     10,447    1,929        1,765      3,694
                                          ------   ---------  ---------    ------   ---------  ---------
Increase in net interest income.........  $5,476   $     372  $   5,848    $5,685   $     221  $   5,906
                                          ======   =========  =========    ======   =========  =========

     PROVISION FOR LOAN LOSSES

     The 1995 provision for loan losses decreased to $925,000 from $1.1 million in 1994, a decrease of $175,000 or 15.9%. The provision for the year ended 1994 increased by $140,000 or 13.9% from the year ended December 31, 1993. The reduced provision in 1995 relates to the Company's methodology for determining the appropriate provision amount which includes an analysis of loan portfolio and economic trends and other portfolio risks.

     NONINTEREST INCOME

     Noninterest income for the year ended December 31, 1995 was $3.7 million, an increase of $649,000 or 21.2% over the same period in 1994. Noninterest income of $3.1 million earned in the year ended December 31, 1994 represented an increase of $904,000 or 41.9% over the same period in 1993. The following table presents for the periods indicated the major changes of noninterest income.

                                                   DECEMBER 31,
                                          -------------------------------
                                            1995       1994       1993
                                          ---------  ---------  ---------
                                              (DOLLARS IN THOUSANDS)
Service charges on deposit accounts.....  $   2,386  $   2,122  $   1,678
Retail services income..................         44         37         42
Corporate services income...............         11         35         29
Loan operations.........................        439        354        224
Investment services.....................        695        221        124
Other noninterest income................        137        294         62
                                          ---------  ---------  ---------
          Total noninterest income......  $   3,712  $   3,063  $   2,159
                                          =========  =========  =========

     Service charges were $2.4 million for the year ended December 31, 1995, compared to $2.1 million for the year ended December 31, 1994, an increase of $264,000 or 12.5%, and increased $444,000 or 26.5% from 1993 to 1994. During this three year period the Company introduced several new products which contributed to the increase in service charge income. In addition, the number of deposit accounts similarly grew from 11,452 at December 31, 1993 to 12,736 at December 31, 1994 to 14,686 at December 31, 1995.

     Other significant increases in noninterest income were recognized in the categories of loan operations, investment services and all other noninterest income. The largest single component of loan operations income is fees received from letters of credit. These fees have increased to $314,000 in 1995 to $285,000 in 1994 to $159,000 in 1993. This increase was due primarily to the formal addition of an International Department and marketing a new service, confirmation of letters of credit. Fee income from investment services has increased significantly in each of the past three years. For the year ended 1995, investment income grew to $695,000, an increase of $474,000 or 214% over the 1994 level, and increased to $221,000 for the year ended 1994, an increase of $97,000 or 78.2% from 1993. These increases are the result of a strategic focus by the Company to increase its competitive position in providing investment services.

     NONINTEREST EXPENSES

     For the year ended 1995, noninterest expenses totaled $19.5 million, an increase of $3.7 million, or 23.4%, from $15.8 million during 1994, which had increased from $12.7 million during 1993. Noninterest expenses increased from $12.7 million during 1993 to $15.8 million during 1994, an increase of 24.4%. The increase in noninterest expenses during these periods was due primarily to salaries and employee benefits. For the same time periods the efficiency ratio was 58.08% in 1995, 60.67% in 1994 and 66.41% in 1993. The percentage decrease from 1993 to the 1994 and 1995 percentages was due primarily to a large increase in earning assets and the Company's continued efforts to control overhead expenses.

     Salary and benefit expense for the year ended December 31, 1995 was $10.7 million, an increase of $2.0 million or 23.0% from $8.7 million for the year ended December 31, 1994. Salary and benefit expense for the year ended December 31, 1994 was up $1.5 million or 21.4% from the same period in 1993. This increase was due primarily to the hiring of additional personnel required to accommodate the Company's growth. Total full-time equivalent employees for the years ended 1995, 1994 and 1993 were 256, 205 and 170, respectively.

     Occupancy expense rose $515,000 and $674,000 or 25.8% and 51.0% in 1995 and 1994, respectively. Major categories included within occupancy expense are building lease expense, depreciation expense, and maintenance contract expense. Building lease expense increased to $779,000 in 1995 from $657,000 in 1994, an increase of $122,000 or 18.6%, and increased $102,000 or 18.4% for the year ended 1993. Additionally, the Company increased the rentable number of square feet of the Galleria location. Depreciation expense increased $510,000 and $412,000 or 98.5% and 40.1% in 1994 and 1995, respectively. This increase was due primarily to depreciation on equipment provided to new employees and expenses related to technology upgrades throughout the Company. Maintenance contract expense for the year ended December 31, 1995 was $247,000, an increase of $90,000 or 57.3% compared to $157,000 in 1994 and $90,000 in 1993. The
Company has purchased maintenance contracts for major operating systems throughout the organization.

     INCOME TAXES

     Income tax expense includes the regular federal income tax at the statutory rate, plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense, and the amount other nondeductible expenses. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers salaries, less interest income from federal securities. In 1995 income tax expense was $4.2 million, an increase of $1.1 million or 35% from the $3.1 million of income tax expense in 1994. In 1994 income tax expense was $3.1 million, an increase of $1.2 million or 63% from the $1.9 million of income tax expense in 1993. The income tax component of the Texas franchise tax was $145,000 in 1995, $53,000 in 1994, and zero in 1993.

FINANCIAL CONDITION

     LOAN PORTFOLIO

     Total loans increased by $80.0 million, or 22.3%, to $438.3 million at December 31, 1995, from $358.3 million at December 31, 1994. During 1994, total loans increased by $72.4 million, or 25.3%, from $285.9 million at December 31, 1993.

     At December 31, 1995, total loans represented 65.2% of deposits and 53.1% of total assets. Total loans as a percentage of deposits were 73.1% at December 31, 1994 as compared with 68.4% at December 31, 1993. Total loans as a percentage of total assets were 62.0% at December 31, 1994, compared with 60.5% at December 31, 1993.

     The following table summarizes the loan portfolio of the Company by major category as of the dates indicated:

                                                                               DECEMBER 31,
                                            -----------------------------------------------------------------------------------
                                                    1995                     1994                     1993               1992
                                            --------------------     --------------------     --------------------     --------
                                             AMOUNT      PERCENT      AMOUNT      PERCENT      AMOUNT      PERCENT      AMOUNT
                                            --------     -------     --------     -------     --------     -------     --------
                                                                          (DOLLARS IN THOUSANDS)
Commercial and industrial...............    $194,095       44.3%     $148,177       41.3%     $125,062       43.7%     $ 95,339
Real estate
 Construction & land development........      46,926       10.7        43,895       12.3        35,362       12.4        13,977
 1-4 family residential.................      88,120       20.1        75,132       21.0        59,371       20.8        51,510
 Commercial owner
   occupied.............................      36,765        8.4        26,907        7.5        21,167        7.4        17,866
 Farmland...............................       5,283        1.2         2,945        0.8         2,998        1.0         2,283
 Other..................................      22,923        5.2        23,766        6.6        13,325        4.7        10,478
Consumer................................      44,147       10.1        37,483       10.5        28,607       10.0        19,005
                                            --------     -------     --------     -------     --------     -------     --------
   Total Loans..........................    $438,259      100.0%     $358,305      100.0%     $285,892      100.0%     $210,458
                                            ========     =======     ========     =======     ========     =======     ========

                                                              1991
                                                      --------------------
                                          PERCENT      AMOUNT      PERCENT
                                          -------     --------     -------

Commercial and industrial...............    45.3%     $ 67,353       46.6%
Real estate
 Construction & land development........     6.6        11,092        7.7
 1-4 family residential.................    24.5        31,282       21.6
 Commercial owner
   occupied.............................     8.5        11,146        7.7
 Farmland...............................     1.1         1,000        0.7
 Other..................................     5.0         8,583        5.9
Consumer................................     9.0        14,104        9.8
                                          -------     --------     -------
   Total Loans..........................   100.0%     $144,560      100.0%
                                          =======     ========     =======

     The contractual maturity ranges of the commercial and industrial and real estate construction loan portfolio and the amount of such loans with fixed interest rates and floating rates in each maturity range as of December 31, 1995 are summarized in the following table:

                                                 DECEMBER 31, 1995
                                    --------------------------------------------
                                                AFTER ONE
                                                 THROUGH     AFTER
                                     ONE YEAR     FIVE       FIVE
                                     OR LESS      YEARS      YEARS      TOTAL
                                    ----------  ---------  ---------  ----------
                                               (DOLLARS IN THOUSANDS)
Commercial and industrial.........  $  124,322  $  64,982  $   4,791  $  194,095
Real estate construction..........      29,940     16,236        750      46,926
                                    ----------  ---------  ---------  ----------
       Total......................  $  154,262  $  81,218  $   5,541  $  241,021
                                    ==========  =========  =========  ==========
Loans with a fixed interest rate.. $ 18,232 $ 24,733 $ 216 $ 43,181 Loans with a floating interest
  rate............................     136,030     56,485      5,325     197,840
                                    ----------  ---------  ---------  ----------
       Total......................  $  154,262  $  81,218  $   5,541  $  241,021
                                    ==========  =========  =========  ==========

     Effective January 1, 1995, the Company adopted SFAS No. 114, "ACCOUNTING FOR CREDITORS FOR IMPAIRMENT OF A LOAN," as amended by SFAS No. 118,
"ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN -- INCOME RECOGNITION AND DISCLOSURES." Under SFAS No. 114, as amended, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The adoption of SFAS No. 114 did not result in any additional provision for loan losses.

     NONPERFORMING ASSETS

     The Company's conservative lending approach has resulted in strong asset quality. Nonperforming assets at December 31, 1995 were $294,000, compared with $688,000 at December 31, 1994 and $631,000 at December 31, 1993. This resulted in a ratio of nonperforming assets to loans plus other real estate of 0.07%, 0.19% and 0.22% for the years ended 1995, 1994 and 1993, respectively.

     The following table presents information regarding nonperforming assets as of the dates indicated:

                                                           DECEMBER 31,
                                       -----------------------------------------------------
                                         1995       1994       1993       1992       1991
                                       ---------  ---------  ---------  ---------  ---------
                                                      (DOLLARS IN THOUSANDS)
Nonaccrual loans.....................  $     291  $     397  $     202  $     179  $       5
Accruing loans 90 or more days past
  due................................          3         --         29         --         12
Restructured loans...................         --         --         --         --         --
Other real estate and foreclosed
  property...........................         --        291        400        466        111
                                       ---------  ---------  ---------  ---------  ---------
       Total nonperforming assets....  $     294  $     688  $     631  $     645  $     128
                                       =========  =========  =========  =========  =========
Nonperforming assets to total loans
  and other real estate..............       0.07%      0.19%      0.22%      0.31%      0.09%

     ALLOWANCE FOR LOAN LOSSES

     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                                           YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                          1995         1994         1993         1992          1991
                                       -----------  -----------  -----------  -----------  ------------
                                                            (DOLLARS IN THOUSANDS)
Allowance for loan losses at January
  1..................................  $     4,294  $     3,250  $     2,204  $     1,857  $      1,679
Provision for loan losses............          925        1,145        1,005          767           540
Charge-offs..........................         (312)        (167)         (19)        (441)         (443)
Recoveries...........................           14           66           60           21            81
                                       -----------  -----------  -----------  -----------  ------------
Allowance for loan losses at December
  31.................................  $     4,921  $     4,294  $     3,250  $     2,204  $      1,857
                                       ===========  ===========  ===========  ===========  ============
Allowance to period-end loans........         1.12%        1.20%        1.14%        1.05%         1.28%
Net charge-offs (recoveries) to
  average loans......................         0.08         0.03        (0.02)        0.24          0.30
Allowance to period-end nonperforming
  loans..............................     1,673.78     1,081.58     1,406.84     1,231.31     10,925.88

     The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                         DECEMBER 31,
                                       -------------------------------------------------
                                                1995                      1994
                                       -----------------------   -----------------------
                                                   PERCENT OF                PERCENT OF
                                                    LOANS TO                  LOANS TO
                                        AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS
                                       ---------   -----------   ---------   -----------
                                                    (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
  applicable to:
     Commercial and industrial.......  $     103       44.3%     $      88       41.3%
     Real estate:
          Construction and land
             development.............         --       10.7             --       12.3
          1-4 family residential.....         --       20.1             --       21.0
          Commercial owner
             occupied................         --        8.4             --        7.5
          Farmland...................         --        1.2             --        0.8
          Other......................         --        5.2             --        6.6
     Consumer........................         25       10.1             51       10.5
     Unallocated.....................      4,793                     4,155
                                       ---------                 ---------
Total allowance for loan losses......  $   4,921                 $   4,294
                                       =========                 =========

                                                                      DECEMBER 31,
                                       ---------------------------------------------------------------------------
                                                1993                      1992                      1991
                                       -----------------------   -----------------------   -----------------------
                                                   PERCENT OF                PERCENT OF                PERCENT OF
                                                    LOANS TO                  LOANS TO                  LOANS TO
                                        AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS
                                       ---------   -----------   ---------   -----------   ---------   -----------
                                                                 (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
  applicable to:
     Commercial and industrial.......  $     100       43.7%     $     140       45.3%     $      --       46.6%
     Real estate:
          Construction and land
             development.............         --       12.4             --        6.6             --        7.7
          1-4 family residential.....         --       20.8             --       24.5             --       21.6
          Commercial owner
             occupied................         --        7.4             --        8.5                       7.7
          Farmland...................         --        1.0                       1.1                       0.7
          Other......................         --        4.7             --        5.0             --        5.9
     Consumer........................         58       10.0             32        9.0             --        9.8
     Unallocated.....................      3,092                     2,032                     1,857
                                       ---------                 ---------                 ---------
Total allowance for loan losses......  $   3,250                 $   2,204                 $   1,857
                                       =========                 =========                 =========

     SECURITIES

     The following table summarizes the amortized cost of securities held by the Company as of the dates shown:

                                                                DECEMBER 31
                                          --------------------------------------------------------
                                             1995        1994        1993       1992       1991
                                          ----------  ----------  ----------  ---------  ---------
                                                           (DOLLARS IN THOUSANDS)
U.S. Government securities..............  $   97,797  $   95,336  $   88,745  $  38,231  $  33,823
Mortgage-backed securities..............     154,083      55,079      45,857     24,003     18,813
Federal Reserve Bank Stock..............         946         718         716        479        479
Federal Home Loan Bank Stock............      37,692       1,421       1,037        718        577
Other securities........................       4,329         150         149        150      5,150
                                          ----------  ----------  ----------  ---------  ---------
     Total securities...................  $  294,847  $  152,704  $  136,504  $  63,581  $  58,842
                                          ==========  ==========  ==========  =========  =========

     The following table summarizes the carrying value and classification of securities as of the dates shown. See " -- For the Nine Months Ended September 30, 1996 and 1995 -- Financial Condition -- Securities" for a discussion of SFAS No. 115 and the classification of securities.

                                                     DECEMBER 31,
                                          ----------------------------------
                                             1995        1994        1993
                                          ----------  ----------  ----------
                                                (DOLLARS IN THOUSANDS)
Available for sale......................  $  295,183  $   63,628  $       --
Held to maturity........................          --      87,839          --
Securities at amortized cost............          --          --     136,504
                                          ----------  ----------  ----------
     Total securities...................  $  295,183  $  151,467  $  136,504
                                          ==========  ==========  ==========

     The following table presents the amortized cost of securities classified as available for sale and their approximate values at December 31, 1995 and December 31, 1994:

                                                         DECEMBER 31, 1995                            DECEMBER 31, 1994
                                          -----------------------------------------------    -----------------------------------
                                                        GROSS        GROSS                                 GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED      FAIR      AMORTIZED   UNREALIZED   UNREALIZED
                                            COST         GAIN         LOSS        VALUE        COST         GAIN         LOSS
                                          ---------   ----------   ----------    --------    ---------   ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
U.S. Government securities..............  $ 97,797       $491        $ (200)     $ 98,088     $47,584       $ 29       $   (810)
Mortgage-backed securities..............   154,083        451          (416)      154,118      15,142         14           (470)
Federal Reserve Bank Stock..............       946         --            --           946         718         --             --
Federal Home Loan Bank Stock............    37,692         --            --        37,692       1,421         --             --
Other securities........................     4,329         10            --         4,339          --         --             --
                                          ---------   ----------   ----------    --------    ---------       ---      ----------
    Total securities....................  $294,847       $952        $ (616)     $295,183     $64,865       $ 43       $ (1,280)
                                          =========   ==========   ==========    ========    =========       ===      ==========

                                           FAIR
                                           VALUE
                                          -------

U.S. Government securities..............  $46,803
Mortgage-backed securities..............   14,686
Federal Reserve Bank Stock..............      718
Federal Home Loan Bank Stock............    1,421
Other securities........................       --
                                          -------
    Total securities....................  $63,628
                                          =======

     The following table presents the amortized cost of securities classified as held to maturity and their approximate fair values at December 31, 1994. No securities were classified as held to maturity at December 31, 1995.

                                                          DECEMBER 31, 1994
                                           ------------------------------------------------
                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                             COST          GAIN          LOSS        VALUE
                                           ---------    ----------    ----------    -------
                                                        (DOLLARS IN THOUSANDS)
U.S. Government securities..............    $47,752       $   --       $ (1,928)    $45,824
Mortgage-backed securities..............     39,937           --         (2,294)     37,643
Other securities........................        150           --             (7)        143
                                           ---------    ----------    ----------    -------
     Total securities...................    $87,839       $   --       $ (4,229)     83,610
                                           =========    ==========    ==========    =======

     The following table presents the amortized cost of securities and their approximate fair values at December 31, 1993:

                                                           DECEMBER 31, 1993
                                           -------------------------------------------------
                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                             COST          GAIN          LOSS        VALUE
                                           ---------    ----------    ----------    --------
                                                        (DOLLARS IN THOUSANDS)
U.S. Government securities..............   $  88,745      $  771        $  (70)     $ 89,446
Mortgage-backed securities..............      45,857         172          (227)       45,802
Other...................................       1,902          --            --         1,902
                                           ---------    ----------    ----------    --------
     Total securities...................   $ 136,504      $  943        $ (297)     $137,150
                                           =========    ==========    ==========    ========

     At December 31, 1995, securities totaled $295.2 million, an increase of $143.7 million from $151.5 million at December 31, 1994. The increase occurred primarily in mortgage-backed securities and FHLB stock. During 1994, securities increased $15.0 million from $136.5 million at December 31, 1993. The yield on the securities portfolio for 1995 was 5.64% while the yield was 4.91% in 1994 and 5.03% in 1993.

     The Company has no mortgage-backed securities that have been issued by non-agency entities. Included in the Company's mortgage-backed securities at December 31, 1995 were $22.9 million in agency issued collateral mortgage obligations.

     At December 31, 1995, 45.1% of the mortgage-backed securities held by the Company had final maturities of more than 10 years. At December 31, 1995, approximately $62.0 million of the Company's mortgage-backed securities earned interest at floating rates and repriced within one year, and accordingly were less susceptible to declines in value should interest rates increase.

     The following table summarizes the contractual maturity of investments (including securities, federal funds sold and interest-bearing deposits) and their weighted average yields at December 31, 1995:

                                                                               DECEMBER 31, 1995
                                           -----------------------------------------------------------------------------------------
                                                                  AFTER ONE           AFTER FIVE
                                                               YEAR BUT WITHIN     YEARS BUT WITHIN
                                                WITHIN
                                               ONE YEAR           FIVE YEARS          TEN YEARS         AFTER TEN YEARS
                                           ----------------    ----------------    ----------------    -----------------
                                           AMOUNT     YIELD    AMOUNT     YIELD    AMOUNT     YIELD     AMOUNT     YIELD     TOTAL
                                           -------    -----    -------    -----    -------    -----    --------    -----    --------
                                                                            (DOLLARS IN THOUSANDS)
U.S. Government securities..............   $41,533    5.93 %   $56,264    5.65 %   $   --       -- %   $     --      -- %   $ 97,797
Mortgage-backed securities..............       --       --     33,250     6.63     51,351     6.38       69,483    6.56      154,084
Federal Reserve Bank Stock..............       --       --         --       --         --       --          946    6.00          946
Federal Home Loan Bank Stock............       --       --         --       --         --       --       37,692    5.95       37,692
Other securities........................    4,179     5.39         --       --        150     8.13           --      --        4,329
Federal funds sold......................   23,885     5.73         --       --         --       --           --      --       23,885
Interest-bearing deposits...............   15,010     5.13         --       --         --       --           --      --       15,010
                                           -------    -----    -------    -----    -------    -----    --------    -----    --------
    Total investments...................   $84,607    5.71 %   $89,514    6.02 %   $51,501    6.38 %   $108,121    6.34 %   $333,743
                                           =======    =====    =======    =====    =======    =====    ========    =====    ========

                                          YIELD
                                          -----

U.S. Government securities..............  5.77 %
Mortgage-backed securities..............  6.51
Federal Reserve Bank Stock..............  6.00
Federal Home Loan Bank Stock............  5.95
Other securities........................  5.48
Federal funds sold......................  5.73
Interest-bearing deposits...............  5.13
                                          -----
    Total investments...................  6.10 %
                                          =====

     DEPOSITS

     The Company's ratio of average demand deposits to average total deposits for years ended December 31, 1995, 1994 and 1993 were 28.4%, 30.4%, and 27.7%, respectively.

     Average total deposits during 1995 increased to $551.7 million from $437.8 million in 1994, an increase of $113.8 million or 25.9%. The development of the Treasury Plus product, which attracted $91.4 million of average deposits, contributed to this growth. Treasury Plus is a money market account which pays a rate in excess of the U.S. Treasury bill rate based upon the size of the deposit. In addition, average noninterest-bearing deposits increased to $156.8 million in 1995 from $133.7 million in 1994 due to the increase in the number of deposit accounts. Average deposits in 1994 rose to $437.8 million from $345.4 million in 1993, an increase of $92.4 million or 26.8%.

     The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 1995, 1994 and 1993 are presented below:

                                                             YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------------
                                               1995                   1994                   1993
                                       ---------------------  ---------------------  ---------------------
                                         AMOUNT      RATE       AMOUNT      RATE       AMOUNT      RATE
                                       ----------  ---------  ----------  ---------  ----------  ---------
                                                             (DOLLARS IN THOUSANDS)
NOW accounts.........................  $   31,886       1.96% $   34,928       1.69% $   21,607       1.92%
Regular savings......................       2,680       2.83       2,126       2.77       1,703       2.47
Treasury Plus........................      91,396       5.35          --         --          --         --
Money market.........................     149,576       4.08     150,979       3.17     131,004       2.72
CD's less than $100,000..............      38,306       5.14      40,536       3.99      38,148       3.71
CD's $100,000 and over...............      73,760       5.32      70,190       3.83      52,481       3.33
IRA's & QRP's........................       7,281       5.46       5,373       4.17       4,649       3.64
                                       ----------  ---------  ----------  ---------  ----------  ---------
     Total interest-bearing
     deposits........................     394,885       4.55%    304,132       3.28%    249,592       2.92%
                                       ----------  ---------  ----------  ---------  ----------  ---------
Noninterest-bearing deposits.........     156,776         --     133,696         --      95,834         --
                                       ----------  ---------  ----------  ---------  ----------
     Total deposits..................  $  551,661       3.26% $  437,828       2.28% $  345,426       2.14%
                                       ==========  =========  ==========  =========  ==========  =========

     The following table sets forth the maturity of the Company's certificates of deposit that are $100,000 or greater as of the dates indicated:

                                                DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
                                           (DOLLARS IN THOUSANDS)
3 months or less.....................  $  45,166  $  44,659  $  25,595
Between 3 months and 6 months........     15,558      9,405      7,302
Between 6 months and 1 year..........     13,385     10,640     10,671
Over 1 year..........................      8,538      5,986      5,639
                                       ---------  ---------  ---------
     Total CD's $100,000 and over....  $  82,647  $  70,690  $  49,207
                                       =========  =========  =========

     BORROWINGS

     Securities sold under repurchase agreements and other short-term borrowings, consisting of federal funds purchased and treasury, tax, and loan deposits, generally represent borrowings with maturities ranging from one to thirty days. Information relating to these borrowings is summarized as follows:

                                                DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
                                           (DOLLARS IN THOUSANDS)
Securities sold under repurchase
  agreements:
     Average.........................  $  65,674  $  33,817  $  18,079
     Year-end........................     95,638     42,448     23,140
Maximum month-end balance during
  year...............................     95,638     44,630     27,857
Interest Rate:
     Average.........................       5.36%      3.80%      2.38%
     Year-end........................       5.41%      5.05%      2.31%
Other short-term borrowings:
     Average.........................      6,904      3,880      2,740
     Year-end........................      1,287      8,819         --
Maximum month-end balance during
year.................................     10,000     11,270         --
Interest rate:
     Average.........................       5.58%      4.73%      2.92%
     Year-end........................       5.32%      5.22%         0%

     INTEREST RATE SENSITIVITY AND LIQUIDITY

     The following table sets forth an interest rate sensitivity analysis for the Company as of December 31, 1995:

                                                       VOLUMES SUBJECT TO REPRICING WITHIN
                                        -----------------------------------------------------------------
                                                                                     AFTER
                                        0-30 DAYS    31-180 DAYS    181-360 DAYS    ONE YEAR     TOTAL
                                        ---------    -----------    ------------   ----------  ----------
                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
     Money market funds..............   $   4,179     $      --       $     --     $       --  $    4,179
     Securities......................      47,850        51,882         76,934        114,338     291,004
     Loans...........................     291,586        19,390         24,266         99,909     435,151
     Overdrafts......................       3,108            --             --             --       3,108
     Federal funds sold..............      23,885            --             --             --      23,885
                                        ---------    -----------    ------------   ----------  ----------
     Total interest-earning assets...     370,608        71,272        101,200        214,247     757,327
                                        ---------    -----------    ------------   ----------  ----------
Interest-bearing liabilities
     Demand, money market and savings
       deposits......................     344,950            --             --             --  $  344,950
     Certificates of deposit and
       other time deposits...........      29,325        56,088         19,070         21,870     126,353
     Short term borrowings...........      96,925            --             --             --      96,925
                                        ---------    -----------    ------------   ----------  ----------
     Total interest-bearing
       liabilities...................     471,200        56,088         19,070         21,870     568,228
                                        ---------    -----------    ------------   ----------  ----------
Period GAP...........................   $(100,592)    $  15,184       $ 82,130     $  192,377  $  189,099
Cumulative GAP.......................   $(100,592)    $ (85,408)      $ (3,278)    $  189,099
Period GAP to total assets...........      (12.19)%        1.84%          9.95%         23.31%
Cumulative GAP to total assets.......      (12.19)%      (10.35)%        (0.40)%        22.91%

     CAPITAL RESOURCES

     Shareholders' equity increased to $44.8 million at December 31, 1995 from $35.8 million at December 31, 1994, an increase of $9.0 million, or 25.1%. This increase was primarily the result of net income of $7.8 million. In addition, the Bank sold $7.3 million in Bank Preferred Stock. During 1994, shareholders' equity increased by $6.4 million, or 21.8%, from $29.4 million at December 31, 1993.

     The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 1995 to the minimum regulatory standards:

                                     COMPANY                   WELL-CAPITALIZED
                                     AND BANK    MINIMUM            MINIMUM
                                      RATIO      REQUIRED          REQUIRED
                                     --------    --------      -----------------
Leverage ratio....................      6.29%      3.00%(1)           5.00%
Tier 1 risk-based capital ratio...     10.72%      4.00%              8.00%
Risk-based capital ratio..........     11.74%      8.00%             10.00%

------------

(1) The OCC has the authority to require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following is a list of the directors and executive officers of the Company, their respective offices with the Company and the Bank and their ages. All of the directors of the Company are also directors of the Bank except for Mr. Palandjoglou, and all of the directors live in Houston, Texas. Each of the directors and executive officers was elected to the position with the Company shown below in 1996.

              NAME                             POSITION                    AGE
----------------------------------------------------------------------     ----
John B. Brock III................ Director                                  64
Ernest H. Cockrell............... Director                                  51
John W. Johnson.................. Director and Chairman of the              51
                                   Executive Committee of the Board
Walter E. Johnson................ Chairman of the Board and Chief           60
                                   Executive Officer
Wilhelmina R. Morian............. Director                                  50
Paul B. Murphy, Jr............... Director and President                    37
Andres Palandjoglou.............. Director                                  49
Michael T. Willis................ Director                                  52
David C. Farries................. Executive Vice President, Treasurer       50
                                   and Secretary of the Company and
                                   Executive Vice President and Chief
                                   Financial Officer of the Bank
Yale Smith....................... Executive Vice President of the           57
                                   Company and the Bank
Sharon K. Sokol.................. Executive Vice President of the           46
                                   Company and the Bank
Steve D. Stephens................ Executive Vice President of the           37
                                   Company and the Bank
R. John McWhorter................ Vice President and Controller             32

     JOHN B. BROCK III. Mr. Brock has been the Chairman of the Board and Chief Executive Officer of United Meridian Corp. ("UMC") since May 1995 and a director of UMC since November 1989. Mr. Brock served as the President of UMC from May 1996 to October 1996, served as the President and Chief Executive Officer of UMC from February 1992 to May 1995 and served as the President and Chief Operating Officer of UMC from November 1989 to February 1992. Mr. Brock is a director and member of the Executive Committee of the Texas Midcontinent Oil and Gas Association, a director of the National Midcontinent Oil and Gas Association, a director of the American Petroleum Institute and a director of St. Luke's Episcopal Hospital.

     ERNEST H. COCKRELL. Mr. Cockrell became a director of the Bank in 1982. In 1996 he became Chairman of Cockrell Oil Corporation, a company involved in oil and gas exploration and production, prior to which he had been President of such company for more than five years. Mr. Cockrell is also involved in ranching, farming and investments. He is a Director of Pennzoil Company, Independent Petroleum Association of America, and the Cockrell Foundation.

     JOHN W. JOHNSON. Mr. Johnson became a director and Chairman of the Board of the Bank in 1982 and served in that capacity until 1996, when he was named Chairman of the Bank's Executive Committee. For more than five years, he has been Chairman and President of Permian Mud Service, Inc., an oil field service company with several active subsidiaries including Champion Technologies, Inc., Densimix, Inc., and Johnson & Lindley, Inc. He is a Director of Weatherford Enterra, Inc. and is Chairman of the Board of Trustees of St. John's School. Mr. Johnson received a Bachelor of Engineering degree from Vanderbilt University in 1968. Mr. Johnson is not related to Walter E. Johnson.

     WALTER E. JOHNSON. Mr. Johnson joined the Bank in July 1989 as President, Chief Executive Officer and a director. From October 1972 to February 1988, he served as President of Allied Bank of Texas, and upon the purchase of that bank by First Interstate Bancorp, he served as President Central Office of First Interstate Bank of Texas, N.A. from March 1988 to June 1989. Mr. Johnson served on the Trust Committee, Profit Sharing Investment Committee, and Board of Directors of Allied Bank of Texas. He also served as a Director of the holding company, Allied Bancshares, Inc., which owned 52 banks and reached $9 billion in assets. Mr. Johnson was the Senior Lending Officer of Allied Bank of Texas and spent the majority of his time directing the lending staff and business development. Prior to joining Allied Bank of Texas, he accumulated an additional 12 years of banking experience, primarily with the international department of Bank of the Southwest. Mr. Johnson currently serves on the Board of Directors of the Houston Branch of the Dallas Federal Reserve Bank. He also is a board member of the Boy Scouts of America, Junior Achievement and the American Free Enterprise Society. He is currently active in, and has been chairman of, numerous major fund raising campaigns for various Houston charities. Mr. Johnson is a graduate of Texas Christian University.

     WILHELMINA R. MORIAN. Ms. Morian became a director of the Bank in 1982. For more than five years, she has been President of Westview Development, Inc. (real estate development) and Cockspur, Inc. and a partner in various real estate and oil and gas ventures. She is Chairman of the Board of the Cullen Trust for Healthcare, Past Chair, Board of Regents of the University of Houston Systems and serves on the Board of the Houston Zoological Society, The Neuhaus Education Center, The Greater Houston Partnership and The Museum of Fine Arts--Houston.

     PAUL B. MURPHY, JR. Mr. Murphy joined the Bank in January 1990 as an Executive Vice President, was elected a director in 1994 and became President in 1996. He began his banking career with Allied Bank of Texas in 1981, where he first became associated with Walter Johnson, Yale Smith, Sharon Sokol and several other Bank personnel. Mr. Murphy received his B.S. degree from Mississippi State University and his M.B.A. from the University of Texas at Austin. He is involved in numerous civic and community organizations including:
Young Presidents Organization, Past Chairman of Houston Arts Fund, Trustee of Children's Museum of Houston and the Advisory Board of University of Texas Health Science Center at Houston.

     ANDRES PALANDJOGLOU. Mr. Palandjoglou was elected a director of the Company upon its formation in 1996, and has been an advisory director of the Bank since 1990. For more than five years, he has been President of Rio Largo, Inc., a company involved in real estate investments and, as a partner in Memorial Builders, in the development of residential subdivisions and the construction of custom homes. Also, Mr. Palandjoglou is involved in textile manufacturing and ranching in Argentina. He is a member of the Greater Houston Builders Association.

     MICHAEL T. WILLIS. Mr. Willis became a director of the Bank in 1988. He has over 20 years of experience in the personnel services and temporary help industry. In 1976 he founded Talent Tree Personnel and guided that company through more than 15 years of rapid growth with sales growing to an annualized rate of $300 million per year. Resigning from Talent Tree in March 1993, Mr. Willis founded COREStaff, Inc. in July 1993 where he is Chairman of the Board, President and CEO. He is also on the Board of Serv-Tech, Inc.

     DAVID C. FARRIES. Mr. Farries joined the Bank in 1993 as Senior Vice President and Treasurer with 19 years of banking and investment experience with First City National Bank of Houston and 3 years of public accounting experience with Price Waterhouse & Co. He was promoted to Chief Financial Officer of the Bank in 1994 and Executive Vice President of the Company in 1996. Mr. Farries has both bachelor's and master's degrees in business administration from the University of Texas. He is a CPA and has his NASD Series 24 (Securities Principal) and Series 7 (Securities Representative) licenses.

     SHARON K. SOKOL. Ms. Sokol joined the Bank in 1990. She has over 26 years of banking experience, including over eight years of branch administration and retail services at Indiana National Bank. After moving to Texas in 1978, she successfully established several new products and departments at Western Bank, including a Corporate Cash Management Division. She moved on to Texas Commerce Bank where she was Vice President in Cash Management Marketing. In 1987, she joined First Interstate Bank of Texas as Vice President and Manager of Cash Management. Ms. Sokol joined the Bank in February 1990 to establish its cash management services. In October 1990, she was appointed Chief Operations Officer, and in 1992 she was appointed Executive Vice President. Ms. Sokol serves as the Chairperson of the the Board of Directors for the Southwest Automated Clearing House and also serves on the Board of Directors of the

Clearing House Association of the Southwest. She also serves on the Board of Trustees for the Houston Heritage Society and the Juvenile Diabetes Foundation.

     YALE SMITH. Mr. Smith has over 30 years of banking experience in Houston. He has focused his career on middle market lending since his days at First City National Bank where he managed the Metropolitan Division prior to joining Allied Bank of Texas in 1982. He joined the Bank in February 1990 as an Executive Vice President and heads the Bank's downtown branch office. Mr. Smith is very active in the Houston community having served on the Board of the Salvation Army and as Chairman of the Irvington Corporation Community Center.

     STEVE D. STEPHENS. Mr. Stephens has over 15 years of commercial lending experience, and is currently in charge of the Bank's Northwest Crossing office, and the Memorial City office. Prior to joining the Bank as an Executive Vice President in 1990, he was Senior Vice President and Manager of Commercial Lending at Texas Commerce Bank Reagan. Mr. Stephens is active in a variety of community organizations including being past president of the Kiwanis Club of Houston, a Board member of the Children Fund and active in the Muscular Dystrophy Association. He graduated from the University of Houston with a B.B.A. in accounting in 1980.

     R. JOHN MCWHORTER. Mr. McWhorter has been Vice President and Controller of the Bank since 1990, prior to which he had been employed by Coopers & Lybrand LLP. He graduated from the University of Texas with a B.B.A. in accounting in 1987 and is a certified public accountant.

     Directors are elected for three year terms, classified into Classes I, II and III. Messrs. Brock and Palandjoglou are Class I directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 1997; Messrs. Cockrell, Murphy and Willis are Class II directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 1998 and Messrs. John W. Johnson and Walter E. Johnson and Ms. Morian are Class III directors with terms of office expiring on the date of the Company's annual meeting of shareholders in the year 1999. Each officer of the Company is elected by the Board of Directors and holds office until his successor is duly elected and qualified or until his or her earlier death, resignation or removal.

     The Board of Directors has established audit and compensation committees. The Audit Committee currently consists of John W. Johnson, Andres Palandjoglou and Wilhelmina R. Morian, none of whom is an employee of the Company. The Audit Committee will review the general scope of the audit conducted by the Company's independent auditors, the fees charged therefor and matters relating to the Company's internal control systems. In performing its functions, the Audit Committee will meet separately with representatives of the Company's independent auditors and with representatives of senior management.

     The Compensation Committee currently consists of John B. Brock III, John W. Johnson and Michael T. Willis, none of whom is an employee of the Company. The Compensation Committee will administer the Company's stock option plans and will make recommendations to the Board of Directors as to option grants to Company employees under such plans. In addition, the Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Prior to November 18, 1996, the Compensation Committee of the Bank's Board of Directors consisted of Walter E. Johnson, John W. Johnson and Michael T. Willis. As a member of this Committee, Walter E. Johnson participated in the determination of Committee recommendations to the Executive Committee of the Bank's Board of Directors as to compensation for executive officers, including himself. Final determinations of such compensation were made by such Executive Committee. On November 18, 1996, the Company's Board of Directors established the Compensation Committee consisting of John B. Brock III, John W. Johnson and Michael T. Willis, described above, and the former Compensation Committee was terminated.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chairman of the Board and Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the "Named Executives") for the fiscal year ended December 31, 1996.

                                                   ANNUAL COMPENSATION
                                          -------------------------------------
                NAME AND                                          OTHER ANNUAL       ALL OTHER
           PRINCIPAL POSITION               SALARY      BONUS     COMPENSATION    COMPENSATION(1)
----------------------------------------  ----------  ----------  -------------   ---------------
Walter E. Johnson.......................  $  325,000  $  662,500     $ 6,006          $ 4,500
Chairman & Chief Executive Officer
Paul B. Murphy, Jr......................     175,000      87,500       6,660            4,500
President
Sharon K. Sokol.........................     125,000      45,000       2,842            3,750
Executive Vice President
Yale Smith..............................     125,000      14,000       4,732            3,750
Executive Vice President
Steve D. Stephens.......................     125,000      50,000       3,000            3,750
Executive Vice President

------------

(1) Consists of the Company's contribution to the Company's 401(k) Plan.

OPTION GRANTS DURING 1996

     The following table contains information concerning the grant of stock options under the Company's 1996 Stock Option Plan to the named executives during fiscal year 1996.

                                                                                                  POTENTIAL REALIZABLE
                                                                                                        VALUE AT
                                                        % OF TOTAL                              ASSUMED ANNUAL RATES OF
                                         NUMBER OF       OPTIONS                                      STOCK PRICE
                                        SECURITIES      GRANTED TO                              APPRECIATION FOR OPTION
                                        UNDERLYING     EMPLOYEES IN    EXERCISE                         TERM(2)
                                          OPTIONS      FISCAL YEAR     PRICE(1)    EXPIRATION   ------------------------
                NAME                    GRANTED(#)         1996         ($/SH)        DATE         0%($)        5%($)
-------------------------------------   -----------    ------------    --------    ----------   -----------  -----------
Walter E. Johnson....................     250,900          60.77%       $16.00      11/19/06    $   --       $ 2,524,635
Paul B. Murphy, Jr...................      60,425          14.64%        16.00      11/19/06        --           608,015
Sharon K. Sokol......................       7,875           1.91%        16.00      11/19/06        --            79,241
Steve D. Stephens....................      19,625           4.75%        16.00      11/19/06        --           197,473
Yale Smith...........................       7,125           1.73%        16.00      11/19/06        --            71,694

                NAME                     10%($)
-------------------------------------  -----------
Walter E. Johnson....................  $ 6,397,920
Paul B. Murphy, Jr...................    1,540,830
Sharon K. Sokol......................      200,812
Steve D. Stephens....................      500,435
Yale Smith...........................      181,687

------------

(1) The exercise price of all options shown in the table is equal to the "price to public" shown on the cover page of this Prospectus, which is deemed to be the fair market value of the Common Stock on the date of grant. The number shown in the table ($16.00 per share) is the midpoint of the estimated offering range.

(2) The amounts shown under these columns are the result of calculations at 0% and at the 5% and 10% rates required by the Securities and Exchange Commission and are not intended to forecast future appreciation of the Company's stock price.

STOCK OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth certain information concerning the value of unexercised options held by each of the Named Executives at December 31, 1996. None of the Named Executives exercised any stock options during the year ended December 31, 1996.

                                             NUMBER OF SECURITIES
                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                            OPTIONS AT DECEMBER 31,       IN-THE-MONEY OPTIONS AT
                                                     1996                  DECEMBER 31, 1996(1)
                                          ---------------------------   ---------------------------
                                          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                          -----------   -------------   -----------   -------------
Walter E. Johnson.......................    342,160        288,750      $ 5,178,606     $ 387,125
Paul B. Murphy, Jr......................     19,400        106,425          279,660       561,720
Sharon K. Sokol.........................     14,076         55,425          219,578       590,272
Yale Smith..............................     17,300         45,200          269,880       469,970
Steve D. Stephens.......................     17,300         57,700          269,880       469,970

------------

(1) The value is based on $16.00 per share, which is the midpoint of the estimated offering range.

     Walter E. Johnson intends to exercise an option for 250,000 of the 342,160 exercisable shares shown in the above table immediately prior to the closing of the Offering. Such option was granted to Mr. Johnson in 1989 in connection with his employment by the Bank at that time and is exercisable at a price of $.40 per share. Following his exercise of such option, Mr. Johnson intends to sell such 250,000 shares to Mr. Robert C. McNair or to certain of his family members or business associates.

EMPLOYMENT AGREEMENTS

     Walter E. Johnson, Paul B. Murphy, Jr., Sharon K. Sokol, Yale Smith, Steve
D. Stephens and David C. Farries have entered into change in control agreements with the Company. Each agreement is for a term of three years and automatically renews each year absent notice to the contrary from the Company. Each agreement provides that upon the occurrence of a change in control, (i) the agreement is converted into a three-year employment agreement, which provides for a minimum annual compensation equal to the employee's current base salary plus the highest annual cash bonus paid to the employee during the three preceding years, (ii) all stock options held by the employee become fully exercisable (regardless of whether then vested) and (iii) all restrictions on any restricted stock granted to the employee shall lapse. Such employment agreement also provides that if, the employee is thereafter terminated without cause or the employee terminates his or her employment as a result of the employer's breach of the agreement, the employee shall be entitled to receive from the Company a lump-sum severance payment equal to the discounted present value of the amount of compensation payable under such agreement for the remainder of the three-year term thereof. The employment agreements also automatically renew each year absent notice to the contrary from the Company.

DIRECTOR COMPENSATION

     In an effort to attract and retain qualified directors, the Bank's Board of Directors approved a methodology of awarding stock options to directors under the Company's employee stock option plans, effective beginning in 1994 (the "Directors' Plan"), which methodology was assumed and continued by the Company upon the formation thereof in 1996. Pursuant to the Directors' Plan, directors are awarded options for attendance and participation at monthly directors' meetings and, additionally, for introducing legitimate business prospects to the Company. Options to purchase a maximum of 44,525 shares of Common Stock may be granted under the Directors' Plan during a calendar year with the exercise price approximating the fair market value of the stock at December 31 of such year. Directors' options accumulate throughout the year, are issued during the following year and are considered fully vested upon issuance. Options for 18,050 shares were granted for 1995 with an exercise price of $8.80 per share, and options for 19,325 shares will be granted for the 1996 calendar year with an exercise price equal to the "price to public" shown on the cover page of this Prospectus.

     Directors of the Company do not receive any cash compensation for attending Company Board meetings; however, John W. Johnson receives $25,000 per year for serving as Chairman of the Executive Committee of the Bank and for serving on the Bank's Management Committee. Directors of the Bank receive a fee of $500 for each meeting of the Bank's Board of Directors attended and $200 for each Board Committee meeting attended. Directors of the Bank who are also employees of the Bank do not receive fees for attending Board Committee meetings.

EMPLOYEE STOCK OPTION PLANS

     The Company has two employee stock option plans, which were approved by the Bank's shareholders in 1989 and 1993, respectively, and were assumed by the Company upon its formation, effective June 30, 1996. The 1989 and 1993 stock option plans (the "Former Option Plans") reserve shares for the granting of "non-qualified" options to key employees of the Company to purchase Common
Stock at a price which may be less than the fair market value on the dates of grant. For those options where the exercise price is less than the fair market value of the stock at the date of grant, the difference is considered compensation expense and is recognized ratably over the vesting period. The Company has recognized approximately $135,000, $132,000, $187,000 and $259,000 of compensation expense in connection with the Former Option Plans during 1996, 1995, 1994 and 1993, respectively. Generally, under the Former Option Plans, options vest ratably over five to seven years, and must be exercised no later than three months after the employee's termination with the Company.

     The Company's shareholders adopted a new stock option plan in 1996 (the "1996 Option Plan") which authorizes the issuance of up to 650,000 shares of Common Stock under both "non-qualified" and "incentive stock" options to employees and "non-qualified" stock options to directors who are not employees. A total of 650,000 shares of Common Stock have been authorized for issuance under the 1996 Option Plan. Generally, under the 1996 Option Plan, it is intended that the options will vest 60% at the end of the third year following the date of grant and an additional 20% at the end of each of the two following years; however, an individual option may vest as much as 20% at the end of the first or second year following the date of grant if necessary to maximize the "incentive" tax treatment to the optionee for the particular option being granted. Options under the 1996 Option Plan generally must be exercised within ten years following the date of grant or no later than three months after the optionee's termination with the Company, if earlier. Upon adoption of the 1996 Option Plan, the Former Option Plans were terminated with respect to all authorized shares for which options had not been granted.

     At December 31, 1996, options for 1,523,575 shares granted to 79 employees and non-employee directors (including options to be granted under the Directors Plan for the 1996 calendar year) were outstanding, with per share exercise prices ranging from $.40 to the "price to public" shown on the cover page of this Prospectus (the "Public Offering Price"). Options for 412,925 shares were granted in 1996 at exercise prices ranging from $9.00 to the Public Offering Price, and no options were exercised in 1996. At December 31, 1996, options to purchase an aggregate of 600,368 shares were exercisable and 271,450 shares were reserved for future grants.

401(K) PLAN

     The Bank has adopted a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees ("401(k) Plan"). Each year the Bank determines, at its discretion, the amount of matching contributions. Beginning July 1, 1994, the Bank has elected to match 50% of the employee contributions not to exceed 3% of the employee's annual compensation. For the period July 1, 1993 to June 30, 1994, the Bank elected to match 100% of the employee contributions not to exceed 5% of the employee's annual compensation. Total plan expense charged to the Company's operations for 1996, 1995, 1994 and 1993 was approximately $180,000, $136,000, $146,000, and
$120,000, respectively.

     During April, 1993, the plan was amended to allow the Bank to contribute shares of Bank common stock (valued at the approximate fair market value on the date of contribution) instead of cash. Pursuant to the formation of the Company in 1996, all rights to acquire Bank common stock under the 401(k) Plan were converted into rights to acquire Common Stock. Under the 401(k) plan, 250,000 shares of Common Stock are issuable. A total of 17,435 shares, at prices ranging from $9.20 to $10.20 per share, were issued to the 401(k) Plan during 1996.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     Many of the directors and executive officers of the Company and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of the Company. During 1996 the Company made loans in the ordinary course of business to certain directors of the Company and their associates, all of which the Company believes were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with the Company and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors, executive officers and principal shareholders of the Company (i.e., those who own 10% or more of the outstanding shares of Common Stock) are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by the Bank to executive officers, directors and principal shareholders satisfy the foregoing standards. On September 30, 1996, all of such loans aggregated approximately $11.3 million, which was 19.0% of the Bank's Tier 1 capital at such date. The Bank expects to have such transactions or transactions on a similar basis with its directors, executive officers and principal shareholders and their associates in the future.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby and the exercise of the option by Walter E. Johnson immediately prior to the closing of the Offering, by (i) each director, (ii) each of the Named Executives, (iii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person.

                                                              PERCENTAGE
                                                          BENEFICIALLY OWNED
                                                         ---------------------
                                        NUMBER OF         BEFORE       AFTER
                                         SHARES          OFFERING     OFFERING
                                       -----------       --------     --------
John B. Brock III....................       77,892(1)(2)    1.0%        *   %
Ernest H. Cockrell...................      131,762(3)       1.7          1.4
John W. Johnson......................      249,700(4)(2)    3.2          2.2
Walter E. Johnson....................      471,500(5)       5.8          2.4
Wilhelmina R. Morian.................      226,360(6)       2.9          2.5
Paul B. Murphy, Jr. .................       37,882(7)      *            *
Andres Palandjoglou..................      236,460(8)(2)    3.0          1.8
Yale Smith...........................       36,805(9)      *            *
Sharon K. Sokol......................       21,165(10)     *            *
Steve D. Stephens....................       24,330(9)      *            *
Michael T. Willis....................      139,820(11)      1.8          1.5
Robert C. McNair.....................      223,302(12)      2.9          5.2
Directors and Executive Officers as a
  Group..............................    1,913,269(13)     23.3         18.9

------------

  * Does not exceed 1.0%.

 (1) Includes 1,625 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (2) See "Selling Shareholders."

 (3) Includes 17,500 shares held in trust for the benefit of Ernest H. Cockrell and 1,400 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (4) Includes 49,281 shares held by John W. Johnson, Trustee for the benefit of his three children and 38,175 shares which may be acquired within 60 days pursuant to outstanding stock options.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

 (5) Includes 3,750 shares held by Walter E. Johnson's wife and 351,260 shares which may be acquired by Walter E. Johnson within 60 days pursuant to outstanding stock options, 250,000 of which Walter E. Johnson expects to acquire upon exercise thereof immediately prior to the closing of the Offering and then sell to Robert C. McNair or certain of his family members or business associates upon closing of the Offering. Such shares are therefore not reflected in his percentage ownership after the Offering.

 (6) Includes 162,635 shares held by Cullen Estate Trust for the benefit of Wilhelmina R. Morian and 3,525 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (7) Includes 25,900 shares which may be acquired within 60 days pursuant to outstanding stock options.

 (8) Includes 232,335 shares held by Rio Largo de Panama, S.A., a family investment corporation in which Mr. Palandjoglou owns a 25% beneficial interest and shares voting and investment power, and 4,125 shares which may be acquired by Mr. Palandjoglou within 60 days pursuant to outstanding stock options.

 (9) Includes 21,050 shares which may be acquired within 60 days pursuant to outstanding stock options.

(10) Includes 17,825 shares which may be acquired within 60 days pursuant to outstanding stock options.

(11) Includes 2,300 shares which may be acquired within 60 days pursuant to outstanding stock options.

(12) In addition to the shares shown in the table before the Offering, it is anticipated that Mr. McNair or certain of his family members or business associates will purchase an additional 250,000 shares from Walter E. Johnson at the time of consummation of the Offering. Such additional 250,000 shares are reflected in Mr. McNair's percentage ownership after the Offering. Mr. McNair's address is 1600 Smith Street, Suite 5000, Houston, Texas 77002.

(13) Includes 490,660 shares which may be acquired within 60 days pursuant to outstanding stock options.

                              SELLING SHAREHOLDERS

     A total of 184,753 shares of Common Stock are being sold in the Offering by the Selling Shareholders. The Company and each of the Selling Shareholders have entered into a Purchase Agreement pursuant to which the Selling Shareholders will bear the underwriting discount applicable to the shares sold by them, and will indemnify the Underwriters from certain liabilities, including liabilities under the Securities Act.

     The following table sets forth certain information regarding the beneficial ownership by the Selling Shareholders of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby and the exercise of the option by Walter E. Johnson immediately prior to the closing of the Offering. Except as otherwise noted below and in the table under "Principal Shareholders," each shareholder has sole voting and investment power with respect to the shares beneficially owned. Messrs. Brock, Heaney, Johnson, Mullins and Soriero have each been a director of the Bank for more than three years. Mr. Palandjoglou has been an advisory director of the Bank for more than three years. See "Management -- Directors and Executive Officers of the Company" for information regarding Messrs. Brock, Johnson and Palandjoglou, who became directors of the Company in 1996.

                                                         BENEFICIAL OWNERSHIP
                                        -------------------------------------------------------
                                                             SHARES OWNED             PERCENT
                                         NUMBER        -------------------------       OWNED
                                        OF SHARES       BEFORE          AFTER          AFTER
      NAME OF BENEFICIAL OWNER           OFFERED       OFFERING       OFFERING       OFFERING
-------------------------------------   ---------      --------      -----------    -----------
John B. Brock III....................     25,000         77,892(1)      52,892           (*)%
David Heaney.........................      6,250        107,641(2)     101,391          1.1
John W. Johnson......................     46,523(3)     249,700(1)     203,177          2.2
Don R. Mullins.......................     29,480         88,850(4)      59,370           (*)
Rio Largo de Panama, S.A.(5).........     70,000        236,460(1)     166,460          1.8
Thomas F. Soriero....................      7,500         32,145(4)      24,645           (*)

------------

 * Less than 1.0%.

(1) See the table under "Principal Shareholders" for information regarding the form of beneficial ownership.

(2) Includes 31,160 shares owned by Mr. Heaney's wife, 31,844 shares held in trust for the benefit of his two children and 2,000 shares which may be acquired within 60 days pursuant to outstanding stock options.

(3) A portion of such shares will be sold by Mr. Johnson as Trustee for his three children.

(4) Includes 1,350 shares which may be acquired within 60 days pursuant to outstanding stock options.

(5) A family investment corporation in which Andres Palandjoglou owns a 25% beneficial interest and shares voting and investment power.

                           SUPERVISION AND REGULATION

     The federal banking laws contain numerous provisions affecting various aspects of the business and operations of the Company and the Bank. The following description of references herein to applicable statutes and regulations, which are not intended to be complete descriptions of these provisions or their effects on the Company or the Bank, are brief summaries and are qualified in their entirety by reference to such statutes and regulations.

THE BANK

     As a national banking association, the Bank is principally supervised, examined and regulated by the OCC. The OCC regularly examines such areas as capital adequacy, reserves, loan portfolio, investments and management practices. The Bank must also furnish quarterly and annual reports to the OCC, and the OCC may exercise cease and desist and other enforcement powers over the Bank if its actions represent unsafe or unsound practices or violations of law. Since the deposits of the Bank are insured by the Bank Insurance Fund ("BIF") of the FDIC, the Bank is also subject to regulation and supervision by the FDIC. Because the Federal Reserve Board regulates the Company, the Federal Reserve Board has supervisory authority which affects the Bank.

     RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES AND INSIDERS. The Bank is subject to certain federal statutes limiting transactions with the Company and its nonbanking affiliates. One set of restrictions is found in Section 23A of the Federal Reserve Act, which affects loans or other credit extensions to, asset purchases with and investments in affiliates of the Bank. Such transactions with the Company or any of its nonbanking subsidiaries are limited in amount to ten percent of the Bank's capital and surplus and, with respect to the Company and all of its nonbanking subsidiaries together, to an aggregate of twenty percent of the Bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts.

     Another set of restrictions is found in Section 23B of the Federal Reserve Act. Among other things, Section 23B requires that certain transactions between the Bank, including its subsidiaries, and its affiliates must be on terms substantially the same, or at least as favorable to the Bank or its subsidiaries, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. In the absence of such comparable transactions, any transaction between the Bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated persons. The Bank is also subject to certain prohibitions against any advertising that indicates the Bank is responsible for the obligations of its affiliates. The Company does not have any nonbanking affiliates as of the date of this Prospectus.

     The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O now apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

     INTEREST RATE LIMITS. Interest rate limitations for the Bank are primarily governed by the National Bank Act which generally defers to the laws of the state where the bank is located. Under the laws of the State of Texas, the maximum annual interest rate that may be charged on most loans made by the Bank is based on doubling the average auction rate, to the nearest 0.25%, for United States Treasury Bills, as computed by the Office of the Consumer Credit Commissioner of the State of Texas. However, the maximum rate does not decline below 18% or rise above 24% (except for loans in excess of $250,000 that are made for business, commercial, investment or other similar purposes (excluding agricultural loans), in which case the maximum annual rate may not rise above 28%, rather than 24%). On fixed rate closed-end loans, the maximum non-usurious rate is to be determined at the time the rate is contracted, while on floating rate and open-end loans (such as credit cards), the rate varies over the term of the indebtedness.

State usury laws (but not late charge limitations) have been preempted by federal law for loans secured by a first lien on residential real property.

     EXAMINATIONS. The OCC periodically examines and evaluates national banks. Based upon such an evaluation, the OCC may revalue the assets of a national bank and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets. Onsite examinations are to be conducted every 12 months, except that certain well capitalized banks may be examined every 18 months. FDICIA authorizes the OCC to assess the institution for its costs of conducting the examinations.

     AUDIT REPORTS. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions, and must apply procedures agreed to by the FDIC to determine compliance by the institution or holding company with legal requirements designated by the FDIC. The annual audit report must include financial statements prepared in accordance with generally accepted accounting principles, certifications concerning management's responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

     PROMPT CORRECTIVE ACTION. In addition to the capital adequacy guidelines, FDICIA requires the OCC to take "prompt corrective action" with respect to any national bank which does not meet specified minimum capital requirements. The applicable regulations establish five capital levels, ranging from "well capitalized" to "critically undercapitalized," which authorize, and in certain cases require, the OCC to take certain specified supervisory action. Under regulations implemented under FDICIA, a national bank is considered well capitalized if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and it is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. A national bank is considered adequately capitalized if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of at least 4% and leverage capital ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of an undercapitalized institution. A national bank is considered undercapitalized if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines). A significantly undercapitalized institution is one which has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0%. A critically undercapitalized institution is one which has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under certain circumstances, a well capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category.

     With certain exceptions, national banks will be prohibited from making capital distributions or paying management fees to a holding company if the payment of such distributions or fees will cause them to become undercapitalized. Furthermore, undercapitalized national banks will be required to file capital restoration plans with the OCC. Such a plan will not be accepted unless, among other things, the banking institutions's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. Undercapitalized national banks also will be subject to restrictions on growth, acquisitions, branching and engaging in new lines of business unless they have an approved capital plan that permits otherwise. The OCC also may, among other things, require an undercapitalized national bank to issue shares or obligations, which could be voting stock, to recapitalize the institution or, under certain circumstances, to divest itself of any subsidiary.

     The OCC is authorized by the legislation to take various enforcement actions against any significantly undercapitalized national bank and any national bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC. These powers include, among other things, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring primary approval of capital distributions by any bank holding company which controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers.

     Significantly and critically undercapitalized national banks may be subject to more extensive control and supervision. The OCC may prohibit any such institution from, among other things, entering into any material transaction not in the ordinary course of business, amending its charter or bylaws, or engaging in certain transactions with affiliates. In addition, critically undercapitalized institutions generally will be prohibited from making payments of principal or interest on outstanding subordinated debt. Within 90 days of a national bank becoming critically undercapitalized, the OCC must appoint a receiver or conservator unless certain findings are made with respect to the prospect for the institution's continued viability.

     As of September 30, 1996, the Bank met the capital requirements of a "well-capitalized" institution.

     DIVIDENDS. There are certain statutory limitations on the payment of dividends by national banks. Without approval of the OCC, dividends may not be paid by the Bank in an amount in any calendar year which exceeds the Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus. In addition, a national bank may not pay dividends in excess of total retained profits, including current year's earnings after deducting bad debts in excess of reserves for losses. In some cases, the OCC may find a dividend payment that meets these statutory requirements to be an unsafe or unsound practice. Under FDICIA, the Bank cannot pay a dividend if it will cause the Bank to be "undercapitalized." See "Risk Factors -- Dividend History and Restrictions on Ability to Pay Dividends" and "Dividend Policy."

     DEPOSIT INSURANCE. The deposits of the Bank are insured by the FDIC through the BIF to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and twenty seven cents per $100 of eligible deposits, depending upon the institution's capital position and other supervisory factors. Congress recently enacted legislation that, among other things, provides for assessments against BIF-insured institutions that will be used to pay certain Financing Corporation ("FICO") OBLIGATIONS. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations equal to an estimated $0.0129 per $100 of eligible deposits each year during 1997 through 1999, and an estimated $0.024 per $100 of eligible deposits thereafter.

     CONSERVATOR AND RECEIVERSHIP POWERS. FDICIA significantly expanded the authority of the federal banking regulators to place depository institutions into conservatorship or receivership to include, among other things, appointment of the FDIC as conservator or receiver of an undercapitalized institution under certain circumstances. In the event the Bank is placed into conservatorship or receivership, the FDIC is required, subject to certain exceptions, to choose the method for resolving the institution that is least costly to the BIF, such as liquidation. In any event, if the Bank was placed into conservatorship or receivership, because of the cross-guarantee provisions of the Federal Deposit Insurance Act, as amended, the Delaware Company as the sole shareholder of the Bank, would likely lose its investment in the Bank.

     BROKERED DEPOSIT RESTRICTIONS. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and FDICIA generally limit institutions which are not well capitalized from accepting brokered deposits. In general, undercapitalized institutions may not solicit, accept or renew brokered deposits. Adequately capitalized institutions may not solicit, accept or renew brokered deposits unless they obtain a waiver from the FDIC. Even in that event, they may not pay an effective yield of more than 75 basis points over the effective yield paid on deposits of comparable size and maturity in the institution's normal market area for deposits accepted from within that area, or the national rate paid on deposits of comparable size and maturity for deposits accepted from outside the institution's normal market area.

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
     CONSUMER LAWS AND REGULATIONS. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

THE COMPANY

     The Company and its wholly-owned second tier holding company, Southwest Bancorporation of Delaware, Inc. (the "Delaware Company"), are bank holding companies registered under the BHCA, and each is subject to supervision and regulation by the Federal Reserve Board. The BHCA and other Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. As a bank holding company, the Company's activities and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking, and the Company may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board.

     Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of the Bank, the claims of depositors and other general or subordinated creditors of the Bank are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

     SAFE AND SOUND BANKING PRACTICES. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. For example, the Federal Reserve Board's Regulation Y requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank's soundness by causing it to make funds available to nonbanking subsidiaries or their customers if the Federal Reserve Board believed it not prudent to do so.

     FIRREA expanded the Federal Reserve Board's authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, FIRREA increased the amount of civil money penalties which the Federal Reserve Board can assess for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

     ANTI-TYING RESTRICTIONS. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

     ANNUAL REPORTING; EXAMINATIONS. The Company and the Delaware Company are each required to file an annual report with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the company for the cost of such an examination.

     CAPITAL ADEQUACY REQUIREMENTS. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets and certain off-balance sheet assets such as letters of credit are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements).

     In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Bank holding companies must maintain a minimum leverage ratio of at least 3.0%, although most organizations are expected to maintain leverage ratios that are 100 to 200 basis points above this minimum ratio.

     The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk and certain risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

     The Federal Reserve Board and the OCC recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy.

ENFORCEMENT POWERS OF THE FEDERAL BANKING AGENCIES

     The Federal Reserve Board and the OCC have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company, the Delaware Company or the Bank, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under " -- The
Bank -- Prompt Corrective Action," the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

     IMPOSITION OF LIABILITY FOR UNDERCAPITALIZED SUBSIDIARIES. FDICIA requires bank regulators to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan. Under FDICIA, the aggregate liability of all companies controlling an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The guarantee and limit on liability expire after the regulators notify the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. FDICIA grants greater powers to the bank regulators in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan.
For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates. At September 30, 1996, however, the Bank satisfied the requirements of a "well capitalized" institution and, therefore, these requirements are presently inapplicable to the Company.

     ACQUISITIONS BY BANK HOLDING COMPANIES. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or direct or indirect ownership or control of more than 5% of any class of voting shares of any bank.

     The Federal Reserve Board will allow the acquisition by a bank holding company of an interest in any bank located in another state only if the laws of the state in which the target bank is located expressly authorize such acquisition. The Texas Banking Code permits, in certain circumstances, out-of-state bank holding companies to acquire banks and bank holding companies in Texas.

     ECONOMIC GROWTH AND REGULATORY PAPERWORK REDUCTION ACT OF 1996. On September 30, 1996, President Clinton signed into law the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the "Regulatory Reduction Act").
The Regulatory Reduction Act's principal provisions relate to capitalization of the Savings Association Insurance Fund of the FDIC, but it also contains numerous regulatory relief measures, including provisions to reduce regulatory burdens associated with compliance with various consumer and other laws applicable to the Bank, including, for example, provisions designed to coordinate the disclosure and other requirements under the Truth-in-Lending Act and the Real Estate Settlement Procedures Act and modify certain insider lending restrictions and anti-tying prohibitions.

     Congress has been considering legislation in various forms that would require federal thrifts to convert their charters to national or state bank charters. The Regulatory Reduction Act requires the Treasury Department to prepare for Congress by March 31, 1997 a comprehensive study on development of a common charter for federal savings associations and commercial banks; and, in the event that the thrift charter was eliminated by January 1, 1999, would require the merger of the BIF and the SAIF into a single Deposit Insurance Fund on that date. The Company cannot determine whether, or in what form, such legislation may eventually be enacted.

EXPANDING ENFORCEMENT AUTHORITY

     One of the major effects of FDICIA was the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions.

EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                    DESCRIPTION OF SECURITIES OF THE COMPANY

GENERAL

     The Company has authorized two classes of stock: (i) 50,000,000 authorized shares of Common Stock, $1.00 par value per share, 7,731,595 shares of which are issued and outstanding as of September 30, 1996; and (ii) 1,000,000 authorized shares of Preferred Stock, $0.01 par value per share, none of which have been issued. The following summary is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote for each share of Common Stock owned. Except as expressly provided by law and except for any voting rights which may be conferred on any shares of Preferred Stock issued by the Board of Directors, all voting power is in the Common Stock. Holders of Common Stock may not cumulate their votes for the election of directors. Holders of Common Stock do not have preemptive rights to acquire any additional, unissued or treasury shares of the Company, or securities of the Company convertible into or carrying a right to subscribe to or acquire shares of the Company.

     Holders of Common Stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors. However, the Board of Directors may not declare or pay cash dividends on Common Stock, and no Common Stock may be purchased by the Company, unless full dividends on outstanding Preferred Stock for all past dividend periods and for the current dividend period, if any, have been declared and paid. See "Risk Factors -- Dividend History and Dividend Restrictions" and "Supervision and Regulation."

     On the liquidation of the Company, the holders of Common Stock are entitled to share pro rata in any distribution of the assets of the Company, after the holders of shares of Preferred Stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends (whether or not earned or declared), if any, and after all other indebtedness of the Company has been retired.

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of Preferred Stock. The Preferred Stock is available for issuance from time to time for various purposes as determined by the Company's Board of Directors, including, without limitation, making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Company's Articles of Incorporation, the Preferred Stock may be issued on such terms and conditions, and at such times and in such situations, as the Board of Directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to the Company).

     Moreover, except as otherwise limited by the Articles of Incorporation or applicable laws, rules or regulations, the Board of Directors has the sole authority to determine the relative rights and preferences of the Preferred Stock and any series thereof without shareholder approval. The Company's Articles of Incorporation require all shares of Preferred Stock to be identical, except as to the following characteristics, which may vary between different series of Preferred Stock: (i) dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends; (ii) redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed; (iii) sinking fund provisions, if any, for the redemption or purchase of shares; (iv) the amount payable upon shares in the event of voluntary or involuntary liquidation; (v) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and (vi) voting rights.

     The Board of Directors does not intend to seek shareholder approval prior to any issuance of Preferred Stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange. Under the Texas Business Corporation Act, shareholder approval prior to the issuance of shares of Common Stock or Preferred Stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Board of Directors that the delay necessary for shareholder approval of a specific issuance could be to the detriment of the Company and its shareholders.

     The Preferred Stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of Preferred Stock could be issued to purchasers sympathetic with the Company's management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

     The effects of the issuance of the Preferred Stock on the holders of Common Stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on Common Stock if dividends are payable on the series of Preferred Stock; (ii) restrictions on dividends on Common Stock if dividends on the series of Preferred Stock are in arrears; (iii) dilution of the voting power of Common Stock if the series of Preferred Stock has voting rights, including a possible "veto" power if the series of Preferred Stock has class voting rights; (iv) dilution of the equity interest of holders of Common Stock if the series of Preferred Stock is convertible, and is converted, into Common Stock; and (v) restrictions on the rights of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of Preferred Stock.

TEXAS LAW AND CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of Texas law, the Company's Articles of Incorporation and the Company's Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.

     The following discussion is a summary of certain material provisions of the Company's Articles of Incorporation and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     CLASSIFIED BOARD OF DIRECTORS. Under the Company's Bylaws, the Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of the Company's Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of the shareholders would be required to change the control of the Board of Directors rather than one. In addition, the Bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on the Board of Directors may be filled by the remaining directors.
     ADVANCE NOTICE OF SHAREHOLDER PROPOSALS AND NOMINATIONS. The Company's Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before an annual meeting of shareholders of the Company (the "Shareholder
Notice Procedure"). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting.

     Under the Shareholder Notice Procedure, for notice of shareholder nominations or other business to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced by more than 20 days not later than the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. The Bylaws further provide that, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not later than the 10th day after public announcement of the date of such meeting is first made.

     Under the Shareholder Notice Procedure, a shareholder's notice to the Company proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the Bylaws, including the identity and address of the nominating shareholder, the class and number of shares of stock of the Company owned by such shareholder, information regarding the proposed nominee that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee and, with respect to business other than a nomination, a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting such business at such meeting and any material interest of such shareholder in the business so proposed.

     The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

     SPECIAL MEETINGS OF SHAREHOLDERS. The Articles of Incorporation and Bylaws provide that special meetings of shareholders can be called by shareholders only upon a written request signed by holders of one-third of the outstanding shares of stock entitled to vote at the meeting.

     REDUCED SHAREHOLDER VOTE REQUIRED FOR CERTAIN ACTIONS. The Company's Articles of Incorporation provide that, notwithstanding any provision of the Texas Business Corporation Act that would require approval of more than a majority of the shares entitled to vote on such matter, the vote or approval of a majority of the shares of the Company's stock entitled to vote on such matter will be sufficient to approve such matter. This provision reduces the required shareholder approval level for certain actions such as a merger, a consolidation, a share exchange, certain sales of substantially all of the Company's assets, a dissolution or an amendment to the Company's Articles of Incorporation, each of which would otherwise require two-thirds shareholder approval under Texas law.

     NO ACTION BY WRITTEN CONSENT. Under the Texas Business Corporation Act, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders.

     AMENDMENT OF BYLAWS. The Company's Articles of Incorporation and Bylaws provide that the Bylaws may be amended only by the Board of Directors. Shareholders do not have the power to amend the Company's Bylaws.

                                  UNDERWRITING

     Subject to the terms and conditions of the Purchase Agreement dated, the Underwriters named below (the "Underwriters"), through their Representatives, Keefe, Bruyette & Woods, Inc. and Legg Mason Wood Walker, Incorporated, have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                        NUMBER OF
                NAME                      SHARES
-------------------------------------  ------------
Keefe, Bruyette & Woods, Inc.........
Legg Mason Wood Walker,
  Incorporated.......................
     Total...........................
                                       ============

     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all such shares of the Common Stock if any of such shares are purchased. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $     per share to certain other dealers. After the initial
public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     Pursuant to the Purchase Agreement, the Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 172,500 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     The Company, each of its directors and executive officers, each of the Selling Shareholders and certain other shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters, except that the Company may issue shares of Common Stock upon the exercise of currently outstanding options. See "Risk Factors -- Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made.

     The Common Stock has been approved for quotation on The Nasdaq Stock Market's National Market.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock to be issued by the Company will be passed upon by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. owns 112,965 shares of Common Stock. Certain legal matters with respect to the Common Stock offered hereby have been passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     The consolidated balance sheet of Southwest Bancorporation of Texas, Inc. as of December 31, 1995 and 1994 and the consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph for changes in accounting principles, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement. The Registration Statement and other information filed by the Company with the Commission are also available at the Commission's World Wide Web site on the Internet at http://www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                        PAGE
                                        -----
Report of Independent Accountants....     F-2
Consolidated Balance Sheet as of
  September 30, 1996 (Unaudited) and
  December 31, 1995
  and 1994...........................     F-3
Consolidated Statement of Income for
  the Nine Months Ended September 30,
  1996
  (Unaudited) and September 30, 1995
  (Unaudited) and for the Years Ended
  December 31,
  1995, 1994 and 1993................     F-4
Consolidated Statement of Changes in
  Shareholders' Equity for the Years
  Ended December 31, 1995, 1994 and
  1993 and the Nine Months Ended
  September 30, 1996 (Unaudited).....     F-5
Consolidated Statement of Cash Flows
  for the Nine Months Ended September
  30, 1996 (Unaudited) and September
  30, 1995 (Unaudited) and for the
  Years Ended December 31, 1995,
  1994, and 1993.....................     F-6
Notes to Consolidated Financial
Statements...........................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Southwest Bancorporation of Texas, Inc.:

     We have audited the accompanying consolidated balance sheet of Southwest Bancorporation of Texas, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Bancorporation of Texas, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in the notes to the financial statements, the Company changed its accounting for securities as of January 1, 1994 and changed its accounting for income taxes as of January 1, 1993.

                                          COOPERS & LYBRAND L.L.P.

Houston, Texas
February 9, 1996, except for the fourth
  paragraph of Note 1, as to which the date is November 18, 1996

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                DECEMBER 31,
                                           SEPTEMBER 30,   ----------------------
                                               1996           1995        1994
                                           -------------   ----------  ----------
                                            (UNAUDITED)
                 ASSETS
Cash and due from banks.................     $  86,930     $   57,310  $   42,952
Federal funds sold......................         1,450         23,885      18,490
                                           -------------   ----------  ----------
     Total cash and cash equivalents....        88,380         81,195      61,442
Securities -- available for sale........       296,721        295,183      63,628
Securities -- held to maturity..........                                   87,839
Loans, net..............................       511,032        433,338     354,010
Premises and equipment, net.............         5,902          5,676       4,599
Accrued interest receivable.............         6,412          5,974       4,119
Prepaid expenses and other..............         4,255          4,108       2,698
                                           -------------   ----------  ----------
     Total assets.......................     $ 912,702     $  825,474  $  578,335
                                           =============   ==========  ==========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Demand -- noninterest-bearing.........     $ 233,561     $  201,338  $  172,593
  Demand -- interest-bearing............        41,198         33,350      40,697
  Money market accounts.................       281,940        308,933     158,619
  Savings...............................         2,739          2,667       2,733
  Time, $100 and over...................        93,382         79,899      69,539
  Other time............................        51,465         46,454      45,655
                                           -------------   ----------  ----------
     Total deposits.....................       704,285        672,641     489,836
Securities sold under repurchase
  agreements............................        86,176         95,638      42,448
Other short-term borrowings.............        60,044          1,287       8,819
Accrued interest payable................           527            598         483
Other liabilities.......................         3,095          3,161         979
                                           -------------   ----------  ----------
     Total liabilities..................       854,127        773,325     542,565
                                           -------------   ----------  ----------
Commitments and contingencies
Bank preferred stock....................         7,323          7,323
                                           -------------   ----------  ----------
Shareholders' equity:
  Common stock -- $1 par value,
     50,000,000 shares authorized;
     7,731,595, 7,717,580 and 7,696,183
     shares issued and outstanding at
     September 30, 1996 (unaudited),
     December 31, 1995 and 1994,
     respectively.......................         7,731          7,717       7,696
  Additional paid-in capital............        17,965         17,745      17,505
  Retained earnings.....................        26,530         19,142      11,385
  Net unrealized appreciation
     (depreciation) on securities
     available for sale, net of deferred
     taxes of $524, ($115) and $420 at
     September 30, 1996 (unaudited),
     December 31, 1995 and 1994,
     respectively.......................          (974)           222        (816)
                                           -------------   ----------  ----------
     Total shareholders' equity.........        51,252         44,826      35,770
                                           -------------   ----------  ----------
     Total liabilities and shareholders'
       equity...........................     $ 912,702     $  825,474  $  578,335
                                           =============   ==========  ==========

   The accompanying notes are an integral part of the consolidated financial statements.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                        --------------------------   -------------------------------
                                           1996           1995         1995       1994       1993
                                        -----------    -----------   ---------  ---------  ---------
                                        (UNAUDITED)    (UNAUDITED)
Interest income:
     Loans...........................     $32,152        $27,071     $  37,089  $  26,684  $  18,718
     Securities......................      13,584          7,877        11,668      6,898      5,332
     Federal funds sold and other....         448          1,334         1,825        706        640
                                        -----------    -----------   ---------  ---------  ---------
          Total interest income......      46,184         36,282        50,582     34,288     24,690
Interest expense on deposits and
other borrowings.....................      19,896         15,642        21,890     11,444      7,750
                                        -----------    -----------   ---------  ---------  ---------
          Net interest income........      26,288         20,640        28,692     22,844     16,940
Provision for loan losses............         840            685           925      1,145      1,005
                                        -----------    -----------   ---------  ---------  ---------
          Net interest income after
             provision for loan
             losses..................      25,448         19,955        27,767     21,699     15,935
                                        -----------    -----------   ---------  ---------  ---------
Other income:
     Service charges.................       2,069          1,663         2,386      2,122      1,678
     Other operating income..........       1,418            908         1,258        665        479
     Gain on sale of other assets....                         52            68        276          2
                                        -----------    -----------   ---------  ---------  ---------
          Total other income.........       3,487          2,623         3,712      3,063      2,159
                                        -----------    -----------   ---------  ---------  ---------
Other expense:
     Salaries and employee
     benefits........................      10,093          7,821        10,686      8,672      7,145
     Occupancy expense...............       2,552          1,807         2,510      1,995      1,321
     Loss on sale of securities,
     net.............................          71             93           639         63
     Other operating expenses........       4,327          4,257         5,623      5,052      4,218
                                        -----------    -----------   ---------  ---------  ---------
          Total other expenses.......      17,043         13,978        19,458     15,782     12,684
                                        -----------    -----------   ---------  ---------  ---------
          Income before income
          taxes......................      11,892          8,600        12,021      8,980      5,410

Provision for income taxes...........      (4,163)        (3,014)       (4,214)    (3,141)    (1,871)
                                        -----------    -----------   ---------  ---------  ---------

          Income before accounting
             change..................       7,729          5,586         7,807      5,839      3,539
Cumulative effect to January 1, 1993
  of change in accounting
  principle..........................                                                             16
                                        -----------    -----------   ---------  ---------  ---------
          Net income before bank
             preferred stock
             dividend................       7,729          5,586         7,807      5,839      3,555
                                        -----------    -----------   ---------  ---------  ---------
Bank preferred stock dividend........         341                           50
                                        -----------    -----------   ---------  ---------  ---------
          Net income available to
             common shareholders.....     $ 7,388        $ 5,586     $   7,757  $   5,839  $   3,555
                                        ===========    ===========   =========  =========  =========
Earnings per common share............     $  0.87        $  0.67     $    0.92  $    0.70  $    0.43
                                        ===========    ===========   =========  =========  =========


   The accompanying notes are an integral part of the consolidated financial statements.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        NET UNREALIZED
                                                                                         APPRECIATION
                                                                                        (DEPRECIATION)
                                          COMMON STOCK        ADDITIONAL                 ON SECURITIES         TOTAL
                                       -------------------     PAID-IN      RETAINED       AVAILABLE       SHAREHOLDERS'
                                        SHARES     DOLLARS     CAPITAL      EARNINGS       FOR SALE           EQUITY
                                       ---------   -------    ----------    --------    ---------------    -------------
BALANCE, DECEMBER 31, 1992...........  7,651,760   $7,652      $ 16,205     $ 1,991                           $25,848
    Issuance of common stock for
      cash...........................      8,178        8            32                                            40
    Net income.......................                                         3,555                             3,555
                                       ---------   -------    ----------    --------    ---------------    -------------
BALANCE, DECEMBER 31, 1993...........  7,659,938    7,660        16,237       5,546                            29,443
    Cumulative effect of change in
      accounting for securities, net
      of deferred taxes of ($279)....                                                       $   541               541
    Issuance of common stock to
      benefit plan...................     23,745       24           123                                           147
    Exercise of stock options........     12,500       12            23                                            35
    Paid-in capital for stock
      options........................                               935                                           935
    Deferred compensation
      amortization...................                               187                                           187
    Net change in unrealized
      depreciation on securities
      available for sale, net of
      deferred taxes of $699.........                                                        (1,357)           (1,357)
    Net income.......................                                         5,839                             5,839
                                       ---------   -------    ----------    --------    ---------------    -------------
BALANCE, DECEMBER 31, 1994...........  7,696,183    7,696        17,505      11,385            (816)           35,770
    Issuance of common stock to
      benefit plan...................     18,172       18           109                                           127
    Exercise of stock options........      3,225        3            (1)                                            2
    Deferred compensation
      amortization...................                               132                                           132
    Net change in unrealized
      appreciation on securities
      available for sale, net of
      deferred taxes of ($535).......                                                         1,038             1,038
    Cash dividends on Bank Preferred
      Stock ($.07 per share).........                                           (50 )                             (50)
    Net income.......................                                         7,807                             7,807
                                       ---------   -------    ----------    --------    ---------------    -------------
BALANCE, DECEMBER 31, 1995...........  7,717,580    7,717        17,745      19,142             222            44,826
    Issuance of common stock to
      benefit plan (unaudited).......     14,015       14           119                                           133
    Deferred compensation
      amortization (unaudited).......                               101                                           101
    Net change in unrealized
      depreciation on securities
      available for sale, net of
      deferred taxes of $644
      (unaudited)....................                                                        (1,196)           (1,196)
    Cash dividends on Bank preferred
      stock ($.45 per share)
      (unaudited)....................                                          (341 )                            (341)
    Net income (unaudited)...........                                         7,729                             7,729
                                       ---------   -------    ----------    --------    ---------------    -------------
BALANCE SEPTEMBER 30, 1996
  (UNAUDITED)........................  7,731,595   $7,731      $ 17,965     $26,530         $  (974)          $51,252
                                       =========   =======    ==========    ========    ===============    =============

   The accompanying notes are an integral part of the consolidated financial statements.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                        --------------------------   -------------------------------
                                           1996           1995         1995       1994       1993
                                        -----------    -----------   ---------  ---------  ---------
                                        (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
    Net income.......................    $   7,729      $   5,586    $   7,807  $   5,839  $   3,555
    Adjustments to reconcile net
      income to net cash provided by
      operating activities:
         Provision for loan losses...          840            685          925      1,145      1,005
         Depreciation................        1,478          1,009        1,440      1,028        518
         Compensation expense........          101             98          132        187        259
         Deferred tax expense
           (benefit).................          798           (185)        (445)      (419)      (260)
         Gain on sale of other
           assets....................                         (52)         (68)      (276)        (2)
         Realized losses on
           securities available for
           sale......................           71             93          639         63
         Net amortization of premiums
           and discounts.............        1,414            (45)         256        314        526
         Dividends on Federal Home
           Loan Bank stock...........       (1,118)                       (957)
         Increase in accrued interest
           receivable, prepaid
           expenses and other
           assets....................         (470)        (2,781)      (3,646)    (1,655)      (785)
         (Decrease) increase in
           accrued interest payable
           and other liabilities.....         (203)         1,528        2,247        392         46
                                        -----------    -----------   ---------  ---------  ---------
             Net cash provided by
               operating
               activities............       10,640          5,936        8,330      6,618      4,862
Cash flows from investing activities:
    Proceeds from maturity of
      securities.....................                                                         10,000
    Proceeds from maturity of
      securities available for
      sale...........................       26,000         50,500       57,000     20,000
    Proceeds from maturity of
      securities held to maturity....                       5,000        8,000
    Principal paydowns of
      mortgage-backed securities
      available for sale.............       40,364          2,220        6,691      2,091
    Principal paydowns of
      mortgage-backed securities held
      to maturity....................                       4,264        8,208      4,608     17,922
    Proceeds from sale of securities
      available for sale.............       35,805         11,405       56,152      7,939
    Purchase of securities available
      for sale.......................     (105,907)      (124,058)    (199,587)   (42,208)
    Purchase of securities held to
      maturity.......................                     (34,285)     (78,546)    (9,008)  (101,369)
    Proceeds from sale of other real
      estate and other loan related
      assets.........................           10            344          500        750         69
    Proceeds from sale of premises
      and equipment..................                                                             27
    Net increase in loans
      receivable.....................      (78,820)       (47,837)     (80,393)   (72,874)   (75,394)
    Purchase of premises and
      equipment......................       (1,703)        (1,682)      (2,516)    (2,607)    (1,784)
                                        -----------    -----------   ---------  ---------  ---------
             Net cash used in
               investing
               activities............      (84,251)      (134,129)    (224,491)   (91,309)  (150,529)
Cash flows from financing activities:
    Net increase (decrease) in
      noninterest-bearing deposits...       32,222           (284)      28,745     40,823     45,568
    Net increase in time deposits....       18,494          7,817       11,159     24,012      7,160
    Net (decrease) increase in other
      interest-bearing deposits......      (19,072)       102,687      142,901      7,306     61,205
    Net (decrease) increase in
      securities sold under
      repurchase agreements..........       (9,462)        14,467       53,190     19,308     15,366
    Net increase (decrease) in other
      borrowings.....................       58,757           (199)      (7,531)     8,819
    Net proceeds from issuance of
      Bank preferred stock...........                                    7,323
    Proceeds from issuance of common
      stock..........................          133             97          127        147         40
    Payment of dividends on Bank
      preferred stock................         (276)
                                        -----------    -----------   ---------  ---------  ---------
             Net cash provided by
               financing
               activities............       80,796        124,585      235,914    100,415    129,339
Net increase (decrease) in cash and
  cash equivalents...................        7,185         (3,608)      19,753     15,724    (16,328)
Cash and cash equivalents at
  beginning of year..................       81,195         61,442       61,442     45,718     62,046
                                        -----------    -----------   ---------  ---------  ---------
Cash and cash equivalents at end of
  year...............................    $  88,380      $  57,834    $  81,195  $  61,442  $  45,718
                                        ===========    ===========   =========  =========  =========

   The accompanying notes are an integral part of the consolidated financial statements.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF PRESENTATION

     The consolidated financial statements for the nine months ended September 30, 1996 include the accounts of Southwest Bancorporation of Texas, Inc. (the "Company") and its wholly-owned subsidiaries Southwest Bank of Texas National Association (the "Bank") and Southwest Bancorporation of Delaware, Inc. (the "Delaware Company"). All material intercompany accounts and transactions have been eliminated. The financial statements for prior periods include the accounts of the Bank.

     The accounting and reporting policies of the Company conform to generally accepted accounting principles and the prevailing practices within the banking industry. The financial statements for the nine months ended September 30, 1996 and 1995 are unaudited and, in the opinion of management, include all adjustments necessary (which consist of only normal recurring adjustments) for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The financial information and results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the financial position or results of operations that may be expected at and for the year ended December 31, 1996 or for any future periods.

     NATURE OF OPERATIONS

     The Company was incorporated in March 1996 for the purpose of serving as a holding company for the Bank and the Delaware Company. Substantially all of the Company's revenue and income is derived from the operation of the Bank. The Bank provides a full range of commercial and private banking services to small and middle market businesses and individuals in the Houston metropolitan area.

     On June 30, 1996, the Company acquired the Bank through a one for one exchange of common shares and assumed the Bank's stock option plans. Shareholders' equity has been restated for all periods presented to reflect the recapitalization. Accordingly, Bank preferred stock (See Note 10.) was segregated from shareholders' equity in the accompanying consolidated balance sheet and consolidated statement of changes in shareholders' equity. In addition, certain other amounts in the financial statements have been reclassified to conform to current financial statement presentation. These reclassifications had no effect on consolidated net income, shareholders' equity or cash flows. In November 1996, the Company effected a 2.5 for 1 common stock split in the form of a common stock dividend (the "Stock Split"). All share and per share information for common stock has been restated to reflect the Stock Split.

     MANAGEMENT'S ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers its federal funds sold, due from bank demand accounts and other highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company classifies its investments in money market funds as securities and not cash equivalents.

     The Company is required to maintain noninterest-bearing cash reserve balances with the Federal Reserve Bank. The average balance was approximately $14,503 for the nine months ended September 30, 1996 and $10,922 and $13,501 for the years ended December 31, 1995 and 1994, respectively.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     SECURITIES

     The Company adopted Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES ("SFAS 115") on January 1, 1994. The cumulative effect of the change has been included in the Statement of Changes in Shareholders' Equity for the year ended December 31, 1994.

     Securities in which management intends and has the ability to hold to maturity are classified as held to maturity. Securities held to maturity are stated at cost, increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method.

     Securities to be held for indefinite periods of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available for sale and are carried at fair value. Fair values of securities are estimated based on available market quotations. Unrealized holding gains and losses, net of taxes, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized. The carrying value of securities available for sale is increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

     Trading securities are carried at market value. Realized and unrealized gains and losses on trading securities are recognized in the consolidated statement of income as they occur. The Company held no trading securities at September 30, 1996, December 31, 1995 or 1994.

     The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Securities are classified among categories at the time the securities are purchased. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The Company believes that none of the unrealized losses should be considered other than temporary.

     Transfer of securities between classifications are accounted for at fair value. During November 1995, the Company transferred all of its held to maturity securities to available for sale as explained further in Note 2.

     LOANS

     Loans are reported at the principal amount outstanding, net of unearned discount, deferred loan fees and the allowance for loan losses.

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are designated as nonaccrual when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, ACCOUNTING FOR CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by SFAS No. 118. Under SFAS 114, as amended, a loan is considered impaired, based on current information and events, if it

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)
is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past due. The Company generally considers a period of delay in payment to include delinquency up to 90 days. Accordingly, for purposes of applying SFAS 114, impaired loans have been defined as all nonaccrual loans. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and a corresponding charge to operations. The adoption of SFAS 114 did not result in any additional provisions for loan losses.

     ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through a provision for such losses charged against operations. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to reflect the risks inherent in the existing loan portfolio and commitments to extend credit and is based on evaluations of the collectibility and prior loss experience of loans. The evaluations are based on a number of subjective factors including current and anticipated economic conditions, changes in the loan portfolio, adequacy of loan collateral and other relevant factors.

     The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses which vary from management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or are reasonably estimable.

     LOAN FEES AND COSTS

     Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using a method which approximates the level yield method.

     PREMISES AND EQUIPMENT

     Premises and equipment are recorded at cost. Expenditures for renewals and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Any gain or loss from disposition of such assets is reflected in current operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

     OTHER REAL ESTATE OWNED

     Real estate acquired through foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated selling costs. Prior to foreclosure, the value of the underlying collateral of the loan is written down to its estimated fair value less estimated selling costs by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operations. Operating expenses of such properties, net of related income is included in other operating expenses.

     EMPLOYEE STOCK OPTIONS

     The Company has several stock option plans. (See Note 9.) These plans reserve shares for the granting of "non-qualified" options to key employees of the Company to purchase common stock at a price which

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)
may be less than the fair market value on the date of grant. For those options where the exercise price is less than the market price of the stock at the date of grant the difference is considered compensation expense and is recognized ratably over the vesting period.

     EARNINGS PER COMMON SHARE

     Earnings per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents. Stock options are regarded as common stock equivalents and are therefore considered in earnings per share calculations if dilutive. Common stock equivalents are computed using the treasury stock method. All stock options are dilutive and, accordingly, primary and fully diluted earnings per share are the same.

     FEDERAL INCOME TAX

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. SFAS 109 mandates the liability method for computing deferred income taxes, whereby deferred income taxes are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

     The Company has adopted SFAS 109 effective January 1, 1993 on a prospective basis. The cumulative effect of the change has been included in the 1993 consolidated statement of income. There was no effect on pretax income in 1993 related to the adoption of SFAS 109.

     Investment tax credits are used to reduce the current provision for federal income tax in the year in which they are realized.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). This statement establishes fair value based accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity investments, which includes stock-based compensation plans. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value of stock options is determined using an option-pricing model. This statement encourages companies to adopt, as prescribed, the fair value based method of accounting to recognize compensation expense for employee stock compensation plans. However, it does not require the fair value based method to be adopted but a company must comply with the disclosure requirements set forth in the statement. The Company expects to remain with the accounting in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and, therefore, at December 31, 1996 expects to make pro forma disclosures of net income as if the fair value based method of accounting defined in SFAS 123 had been applied.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES ("SFAS 125"). This statement establishes a "financial components" approach that focuses on content and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transactions occurring after December 31, 1996.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

2.  SECURITIES:

     Securities have been classified in the Company's consolidated balance sheet according to management's intent. The carrying amount and approximate fair value of securities were as follows:

                                                 SEPTEMBER 30, 1996 (UNAUDITED)
                                           ------------------------------------------
                                                        GROSS UNREALIZED
                                           AMORTIZED    ----------------      FAIR
                                             COST       GAINS    LOSSES      VALUE
                                           ---------    -----    -------   ----------
U.S. Government securities..............   $  93,034    $  68    $  (347)  $   92,755
Mortgage-backed securities..............     160,109      186     (1,407)     158,888
Federal Reserve Bank stock..............         950                              950
Federal Home Loan Bank stock, at cost...      38,810                           38,810
Other securities........................       5,316        2                   5,318
                                           ---------    -----    -------   ----------
     Total securities available for
       sale.............................   $ 298,219    $ 256    $(1,754)  $  296,721
                                           =========    =====    =======   ==========

                                                       DECEMBER 31, 1995
                                           ------------------------------------------
                                                        GROSS UNREALIZED
                                           AMORTIZED    ----------------      FAIR
                                             COST       GAINS    LOSSES      VALUE
                                           ---------    -----    -------   ----------
U.S. Government securities..............   $  97,797    $ 491    $  (200)  $   98,088
Mortgage-backed securities..............     154,083      451       (416)     154,118
Federal Reserve Bank stock..............         946                              946
Federal Home Loan Bank stock, at cost...      37,692                           37,692
Other securities........................       4,329       10                   4,339
                                           ---------    -----    -------   ----------
     Total securities available for
       sale.............................   $ 294,847    $ 952    $  (616)  $  295,183
                                           =========    =====    =======   ==========

                                                       DECEMBER 31, 1994
                                           -----------------------------------------
                                                        GROSS UNREALIZED
                                           AMORTIZED    ----------------     FAIR
                                             COST       GAINS    LOSSES      VALUE
                                           ---------    -----    -------   ---------
Securities -- available for sale
  U.S. Government securities............    $47,584     $ 29     $  (810)  $  46,803
  Mortgage-backed securities............     15,142       14        (470)     14,686
  Other securities......................      2,139                            2,139
                                           ---------    -----    -------   ---------
     Total securities available for
       sale.............................    $64,865     $ 43     $(1,280)  $  63,628
                                           =========    =====    =======   =========
Securities -- held to maturity
  U.S. Government securities............    $47,752     $        $(1,928)  $  45,824
  Mortgage-backed securities............     39,937               (2,294)     37,643
  Other securities......................        150                   (7)        143
                                           ---------    -----    -------   ---------
     Total securities held to
       maturity.........................    $87,839     $        $(4,229)  $  83,610
                                           =========    =====    =======   =========

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The scheduled maturities of securities available for sale were as follows:

                                          SEPTEMBER 30, 1996
                                             (UNAUDITED)           DECEMBER 31, 1995
                                        ----------------------   ----------------------
                                        AMORTIZED      FAIR      AMORTIZED      FAIR
                                          COST        VALUE        COST        VALUE
                                        ---------   ----------   ---------   ----------
Due in one year or less..............   $  43,735   $   43,721   $  41,533   $   41,655
Due from one year to five years......      49,299       49,034      56,264       56,433
                                        ---------   ----------   ---------   ----------
                                           93,034       92,755      97,797       98,088
                                        ---------   ----------   ---------   ----------
Mortgage-backed securities...........     160,109      158,888     154,083      154,118
Federal Reserve Bank stock...........         950          950         946          946
Federal Home Loan Bank stock.........      38,810       38,810      37,692       37,692
Other securities.....................       5,316        5,318       4,329        4,339
                                        ---------   ----------   ---------   ----------
     Total securities available for
       sale..........................   $ 298,219   $  296,721   $ 294,847   $  295,183
                                        =========   ==========   =========   ==========

     In November 1995, the Financial Accounting Standards Board issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" which provided a one-time reassessment of the appropriateness of the classifications of all securities. Based on such reassessment, the Company transferred all securities in the held to maturity portfolio to the available for sale portfolio in November 1995. The transferred securities had an amortized cost of $150,278 and net unrealized losses of $574. The transfer resulted in a decrease of $373 to consolidated shareholders' equity. Such reassessment does not change management's intent to hold other debt securities to maturity in the future. At this time classification of all securities as available for sale allows the Company to manage its investment portfolio more effectively and to enhance the average yield on the portfolio.

     At September 30, 1996 and December 31, 1995, respectively, securities amounting to approximately $180,500 and $148,600 with a market value of approximately $179,000 and $148,500 have been pledged to collateralize repurchase agreements, public deposits and other items.

3.  LOANS:

                                                             DECEMBER 31,
                                        SEPTEMBER 30,   ----------------------
                                            1996           1995        1994
                                        -------------   ----------  ----------
                                         (UNAUDITED)
Commercial...........................     $ 241,584     $  194,304  $  148,313
Real estate:
     Construction....................        58,484         47,152      44,052
     1-4 family residential..........        98,815         88,297      75,343
     Other...........................        64,867         65,156      53,800
Consumer.............................        53,585         44,147      37,482
                                        -------------   ----------  ----------
                                            517,335        439,056     358,990
Less:
     Unearned fees and discounts.....          (876)          (797)       (686)
     Allowance for loan losses.......        (5,427)        (4,921)     (4,294)
                                        -------------   ----------  ----------
                                          $ 511,032     $  433,338  $  354,010
                                        =============   ==========  ==========

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     An analysis of the allowance for loan losses is as follows:

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                   DECEMBER 31,
                                        --------------------------   -------------------------------
                                           1996           1995         1995       1994       1993
                                        -----------    -----------   ---------  ---------  ---------
                                        (UNAUDITED)    (UNAUDITED)
     Balance, beginning of period....     $ 4,921        $ 4,294     $   4,294  $   3,250  $   2,204
     Provision charged against
       operations....................         840            685           925      1,145      1,005
     Charge-offs.....................        (341)           (83)         (312)      (167)       (19)
     Recoveries......................           7              6            14         66         60
                                        -----------    -----------   ---------  ---------  ---------
     Balance, end of period..........     $ 5,427        $ 4,902     $   4,921  $   4,294  $   3,250
                                        ===========    ===========   =========  =========  =========

     The Company had $2,128, $291 and $397 in nonaccrual and impaired loans at September 30, 1996, December 31, 1995 and 1994, respectively, and are not considered material.

     The Company has loans, deposits, and other transactions with its principal shareholders, officers, directors and organizations with which such persons are associated which were made in the ordinary course of business. At September 30, 1996, December 31, 1995 and 1994, the aggregate amount of loans and unfunded lines of credit to all related parties was $11,307, $6,574 and $9,162, respectively.

     Following is an analysis of activity with respect to such amounts:

                                        SEPTEMBER 30,    DECEMBER 31,
                                            1996             1995
                                        -------------    ------------
                                         (UNAUDITED)
Balance, beginning of period.........      $ 6,574         $  9,162
New loans............................        5,836            1,177
Repayments...........................       (1,103)          (3,765)
                                        -------------    ------------
Balance, end of period...............      $11,307         $  6,574
                                        =============    ============

4.  PREMISES AND EQUIPMENT:

     Premises and equipment consisted of the following:

                                                            DECEMBER 31,
                                        SEPTEMBER 30,   --------------------
                                            1996          1995       1994
                                        -------------   ---------  ---------
                                         (UNAUDITED)
Land.................................      $   955      $     955  $     955
Premises and leasehold
improvements.........................        2,265          1,892      1,752
Furniture and equipment..............        8,846          7,539      5,181
                                        -------------   ---------  ---------
                                            12,066         10,386      7,888
Less accumulated depreciation and
  amortization.......................        6,164          4,710      3,289
                                        -------------   ---------  ---------
                                           $ 5,902      $   5,676  $   4,599
                                        =============   =========  =========

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

5.  PREPAID EXPENSES AND OTHER ASSETS:

     Prepaid expenses and other assets consisted of the following:

                                                            DECEMBER 31,
                                        SEPTEMBER 30,   --------------------
                                            1996          1995       1994
                                        -------------   ---------  ---------
                                         (UNAUDITED)
Prepaid expenses.....................      $   435      $     459  $     286
Foreclosed real estate...............          276                       291
Deferred taxes.......................        1,856          1,883      1,973
Banker's acceptances.................          116          1,713         44
Other................................        1,572             53        104
                                        -------------   ---------  ---------
                                           $ 4,255      $   4,108  $   2,698
                                        =============   =========  =========

6.  DEPOSITS:

     Scheduled maturities of time deposits are summarized as follows:

                                        SEPTEMBER 30,      DECEMBER 31,
                                            1996               1995
                                        -------------      ------------
                                         (UNAUDITED)
MATURITY
Zero to one year.....................     $ 128,883          $108,970
One year to two years................        10,848             9,720
Two years to three years.............         2,473             4,989
Three years to four years............         1,204             1,108
Four years to five years.............           759               591
Thereafter...........................           680               975
                                        -------------      ------------
                                          $ 144,847          $126,353
                                        =============      ============

     At September 30, 1996, December 31, 1995 and 1994, the aggregate amount of deposits from all related parties was $38,246, $45,657 and $10,703, respectively.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

7.  SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER SHORT-TERM BORROWINGS:

     Securities sold under repurchase agreements and other short-term borrowings, consisting of federal funds purchased and treasury, tax, and loan deposits, generally represent borrowings with maturities ranging from one to thirty days. Information relating to these borrowings is summarized as follows:

                                        SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,
                                            1996             1995            1994
                                        -------------    ------------    ------------
                                         (UNAUDITED)
Securities sold under repurchase
  agreements:
     Average.........................     $  96,079        $ 65,674        $ 33,817
     Period-end......................        86,176          95,638          42,448
     Maximum month-end balance during
       period........................       107,320          95,638          44,630
Interest rate:
     Average.........................          4.87%           5.36%           3.80%
     Period-end......................          4.76%           5.41%           5.05%
Other short-term borrowings:
     Average.........................     $  14,227        $  6,904        $  3,880
     Period-end......................        60,044           1,287           8,819
     Maximum month-end balance during
       period........................        60,044          10,000          11,270
Interest rate:
     Average.........................          5.31%           5.58%           4.73%
     Period-end......................          5.35%           5.32%           5.22%

     Securities sold under repurchase agreements are maintained in safekeeping by correspondent banks.

8.  FEDERAL INCOME TAXES:

     The income tax (provision)/benefit for the years ended December 31, 1995, 1994 and 1993 was composed of the following:

                                                   DECEMBER 31,
                                          -------------------------------
                                            1995       1994       1993
                                          ---------  ---------  ---------
Current.................................  $  (4,659) $  (3,560) $  (2,115)
Deferred................................        445        419        244
                                          ---------  ---------  ---------
                                          $  (4,214) $  (3,141) $  (1,871)
                                          =========  =========  =========

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                            DECEMBER 31, 1995       DECEMBER 31, 1994
                                           --------------------    --------------------
                                           TEMPORARY      TAX      TEMPORARY      TAX
                                           DIFFERENCES   EFFECT    DIFFERENCES   EFFECT
                                           ----------    ------    ----------    ------
Premises and equipment..................     $  274      $   96      $  207      $   70
Allowance for loan losses...............      4,101       1,435       2,885         981
Unearned fees...........................        162          57         510         173
Deferred compensation...................      1,246         436       1,122         381
Accruals................................         68          24          36          12
Unrealized loss on securities available
  for sale..............................                              1,237         420
                                           ----------    ------    ----------    ------
     Deferred income tax asset..........     $5,851       2,048      $5,997       2,037
                                           ==========              ==========
                                                         ------                  ------
Unrealized gain on securities available
  for sale..............................     $  336         114
Market discounts on securities..........        147          51      $  190          64
                                           ----------    ------    ----------    ------
     Deferred income tax liability......     $  483         165      $  190          64
                                           ==========              ==========
                                                         ------                  ------
Net deferred income tax asset...........                 $1,883                  $1,973
                                                         ======                  ======

     The reconciliation between the statutory federal income tax rate is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                           --------------------------------------------
                                               1995            1994            1993
                                           ------------    ------------    ------------
Statutory federal income tax rate.......       35.0%           34.0%           34.0%
Permanent differences...................        0.7             0.9             0.5
Effect of utilization of graduated tax
  rates.................................       (0.8)
Other...................................        0.2             0.1             0.1
                                           ------------    ------------    ------------
Effective income tax rate...............       35.1%           35.0%           34.6%
                                           ============    ============    ============

9.  EMPLOYEE BENEFITS:

     The Company has two employee stock option plans, which were approved in 1989 and 1993, respectively. The 1989 and 1993 stock option plans (the "Option Plans") reserve shares for the granting of "nonqualified" options to key employees and Bank directors of the Company to purchase Common Stock at a price which may be less than the fair market value on the dates of grant. For those options where the exercise price is less than the fair market value of the stock at the date of grant, the difference is considered compensation expense and is recognized ratably over the vesting period. The Company has recognized $101 and $98 of compensation expense in connection with the Option Plans during the nine months ended September 30, 1996 and 1995, respectively, and $132, $187 and $259 of compensation expense in connection with the Option Plans during 1995, 1994 and 1993, respectively. Generally, under the Option Plans, options for employees vest ratably over five to seven years, and must be exercised no later than three months after the employee's termination with the Company.

     Bank directors are awarded options for attendance and participation at monthly directors' meetings and, additionally, for introducing legitimate business prospects to the Company. Options to purchase a

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)
maximum of 36,875 shares of Common Stock may be granted to Bank directors during a calendar year with the exercise price approximating the fair market value of the stock at the date of grant. Such options accumulate throughout the year, are issued during the following year and are considered fully vested upon issuance.

     The Company has reserved 50,000 shares of Common Stock for issuance under an option which had been granted at a price of $2.80 per share under the Company's former 1982 Stock Option Plan (the "1982 Plan"). Although that 1982 Plan expired in August 1992, such option does not expire until 1999 and is currently exercisable. No shares were exercised under the 1982 Plan during the nine months ended September 30, 1996 or the years ended December 31, 1995, 1994 or 1993.

     The following is a summary of changes in total options outstanding, which include the Option Plans and the 1982 Plan:

Options outstanding at December 31,
  1992...............................         583,360   $0.40 to $2.80
     Granted.........................         226,790   $0.40 to $4.80
                                       --------------
Options outstanding at December 31,
  1993...............................         810,150   $0.40 to $4.80
     Granted.........................         164,425   $0.40 to $7.20
     Exercised.......................         (12,500)  $0.40
                                       --------------
Options outstanding at December 31,
  1994...............................         962,075   $0.40 to $6.40
     Granted.........................         170,550   $0.40 to $8.80
     Exercised.......................          (3,225)  $0.40
                                       --------------
Options outstanding at December 31,
  1995...............................       1,129,400   $0.40 to $8.80
     Granted (unaudited).............          34,375   $9.20 to $10.10
     Forfeited (unaudited)...........          (3,750)  $6.40
                                       --------------
Options outstanding at September 30,
  1996...............................       1,160,025   $0.40 to $10.10
                                       ==============
     Options exercisable at September
       30, 1996......................         581,043
                                       ==============
     Shares available for future
       grants........................         243,317
                                       ==============


     BENEFIT PLAN

     The Company has adopted a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the "401-K Plan"). Each year the Company determines, at its discretion, the amount of matching contributions. For the period July 1, 1993 to June 30, 1994, the Company elected to match 100% of the employee contributions not to exceed 5% of the employee's annual compensation. Beginning July 1, 1994 the Company will match 50% of the employee contributions not to exceed 3% of the employee's annual compensation. Total plan expense charged to the Company's operations for the nine months ended September 30, 1996 and 1995 was $136 and $101, respectively, and for the years ended December 31, 1995, 1994 and 1993 was $136, $146 and $120, respectively.

     During April 1993, the 401-K Plan was amended to allow the Company to contribute shares of common stock of the Company (valued at the approximate fair market value on the date of contribution) instead of cash. Under the plan 250,000 shares of common stock are issuable. A total of 14,015 and 18,172 shares at prices ranging from $9.20 to $9.60 and $6.50 to $7.60 were issued to the 401-K Plan during the nine months ended September 30, 1996 and the twelve months ended December 31, 1995, respectively.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

10.  PREFERRED STOCK:

     The Bank authorized 1,500,000 shares of Series 1 Adjustable Rate First Preferred Stock, $5 par value, ("Bank Preferred Stock") in October 1995 and issued 750,000 shares in November 1995. The Bank Preferred Stock holders have no voting rights except in certain circumstances. Each share of preferred stock is entitled to a liquidation preference of $10.

     Dividends on the Bank Preferred Stock are noncumulative. The Bank is prohibited from paying any cash dividends on its common stock unless all dividends on the Bank Preferred Stock have been paid in full for all completed quarterly periods. Bank Preferred Stock dividends are payable quarterly in arrears and are calculated on the $10 subscription price at a rate of 1% above the United States Treasury bill rate.

     The Bank Preferred Stock may be redeemed at any time on or after December 31, 1997, at the option of the Bank, in whole or in part, at $10.10 per share, together with all unpaid dividends per share, whether or not declared (the "Redemption Price"). Each quarter after December 31, 1999, the redemption price increases by $.05 per share. If a change of control occurs prior to December 31, 1997, the Bank Preferred Stock may be redeemed at the option of the Bank at the redemption price. Ninety days after a change of control, each share of Bank Preferred Stock is convertible, at the option of the holder, into the number of common shares of the Bank equal to the quotient of $10 divided by the book value per common share. No such shares have been redeemed.

11.  EARNINGS PER COMMON SHARE:

     Earnings per common share were computed as follows:

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                        DECEMBER 31,
                                        --------------------------   ----------------------------------------
                                           1996           1995           1995          1994          1993
                                        -----------    -----------   ------------  ------------  ------------
                                        (UNAUDITED)    (UNAUDITED)
Net income...........................   $     7,729    $     5,586   $      7,807  $      5,839  $      3,555
Less: Bank Preferred Stock
  dividend...........................           341                            50
                                        -----------    -----------   ------------  ------------  ------------
Net income available to common
  shareholders.......................   $     7,388    $     5,586   $      7,757  $      5,839  $      3,555
                                        -----------    -----------   ------------  ------------  ------------
Divided by average common shares and
  common share equivalents:
     Average common shares...........     7,723,845      7,704,620      7,707,428     7,675,340     7,659,937
     Average common share
       equivalents...................       791,355        678,633        686,690       626,270       551,545
                                        -----------    -----------   ------------  ------------  ------------
Total average common share and common
  share equivalents..................     8,515,200      8,383,253      8,394,118     8,301,610     8,211,483
Earnings per common share............   $      0.87    $      0.67   $       0.92  $       0.70  $       0.43
                                        ===========    ===========   ============  ============  ============

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

12.  COMMITMENTS AND CONTINGENCIES:

     LITIGATION

     The Company is involved in various lawsuits which arose in the normal course of business and the Company's management believes there are substantial defenses against these claims. In the opinion of management of the Company, after consultation with its legal counsel, the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     LEASES

     At December 31, 1995, the Company had certain noncancelable operating leases which cover the Company's premises with future minimum annual rental payments as follows:

1996.................................  $     713
1997.................................        329
1998.................................        251
1999.................................        251
2000 and thereafter..................        469

     Rent expense was $731 and $571 for the nine months ended September 30, 1996 and 1995, respectively, and $779, $657 and $555 for the years ended December 31, 1995, 1994 and 1993, respectively.

     On May 1, 1996, the Company entered into a five year agreement to lease office space and a motor bank in the Galleria area. The lease commenced on November 11, 1996 with annual rental payments of approximately $1,200.

13.  REGULATORY CAPITAL COMPLIANCE:

     The Company and the Bank are subject to regulatory risk-based capital requirements that assign risk factors to all assets, including off-balance sheet items such as loan commitments and standby letters of credit. Capital is separated into two categories, Tier 1 and Tier 2, which combine for total capital. At September 30, 1996 and December 31, 1995, the Company's and Bank's Tier 1 capital consists of their respective shareholders' equity and Tier 2 consists of the allowance for loans losses subject to certain limitations. The guidelines require total capital of 8% of risk-weighted assets.

     The Company's and Bank's regulatory capital position were as follows:

                                           SEPTEMBER 30, 1996
                                               (UNAUDITED)                  DECEMBER 31, 1995
                                        -------------------------       -------------------------
                                        COMPUTED        COMPUTED        COMPUTED        COMPUTED
                                         CAPITAL         PERCENT         CAPITAL         PERCENT
                                        ---------       ---------       ---------       ---------
Total capital........................    $64,921        11.65%(1)        $56,848        11.74%(1)
Tier 1 capital.......................     59,494        10.68%(1)         51,927        10.72%(1)
Leverage ratio.......................                       6.52%                           6.29%

------------

(1) Stated as a percent of risk-weighted assets as defined in OTS capital regulations.

     In conjunction with risk-based capital guidelines, the regulators have issued capital leverage guidelines. The leverage ratio consists of Tier 1 capital as a percent of total assets. The minimum leverage ratio for all banks is 3%, with a higher minimum ratio dependent upon the condition of the individual bank. The

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

3% minimum was established to make certain that all banks have a minimum capital level to support their assets, regardless of risk profile.

     The Company and the Bank are also subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval in addition to dividend restrictions associated with the Bank Preferred Stock.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

     The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the financial statements.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     The amounts of financial instruments with off-balance sheet risk are as follows:

                                        DECEMBER 31,     DECEMBER 31,
                                            1995             1994
                                          CONTRACT         CONTRACT
                                           AMOUNT           AMOUNT
                                        -------------    -------------
Financial instruments whole contract
  amounts represent credit risk:
     Loan commitments including
      unfunded lines of credit.......     $ 229,865        $ 159,584
     Standby letters of credit.......        20,332           17,845
     Commercial letters of credit....           848            1,112
                                        -------------    -------------
                                          $ 251,045        $ 178,541
                                        =============    =============

     Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

     Since many of the loan commitments and letters of credit may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Standby letters of credit are conditional commitments by the Company to guarantee the performance of a customer to a third party.

     The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include certificates of deposit, accounts receivable, inventory, property, plant and equipment, and real property.

     The Company originates real estate, commercial and consumer loans primarily to customers in the greater Houston, Texas area. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the local Houston economy and the real estate market.

     The Company maintains funds on deposit at correspondent banks which at times exceed the federally insured limits. Management of the Company monitors the balance in the account and periodically assesses the financial condition of correspondent banks.

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

15.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     Disclosure about fair value of financial instruments provided below is the information required by Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS ("SFAS 107"). These amounts represent estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

     While the estimated fair value amounts are designed to represent estimates of the amounts at which these instruments could be exchanged in a current transaction between willing parties, many of the Company's financial instruments lack an available trading market as characterized by willing parties engaging in an exchange transaction. In addition, it is the Company's intent to hold most of its financial instruments to maturity and, therefore, it is not probable that the fair values shown will be realized in a current transaction.

     The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers is not reflected. The value of these items is significant.

     Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS: The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate those assets' fair values.

     SECURITIES:  Fair values for securities are based on quoted market prices.

     FEDERAL HOME LOAN BANK STOCK: The fair value of stock in the Federal Home Loan Bank of Dallas is estimated to be equal to its carrying amount given it is not a publicly traded equity security, it has an adjustable dividend rate, and all transactions in the stock are executed at the stated par value.

     LOAN RECEIVABLES AND ACCRUED INTEREST RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

     OFF-BALANCE-SHEET INSTRUMENTS: Fair values of the Company's off-balance-sheet instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     DEPOSIT LIABILITIES AND ACCRUED INTEREST PAYABLE: The fair values disclosed for demand deposits (e.g., interest and noninterest checking and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a

            SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest approximates its fair value.

     SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

     The following table summarizes the carrying values and estimated fair values of financial instruments (all of which are held for purposes other than trading):

                                          DECEMBER 31, 1995         DECEMBER 31, 1994
                                       -----------------------   -----------------------
                                        CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                         AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                       ----------   ----------   ----------   ----------
ASSETS
     Cash and due from banks.........  $   57,310    $  57,310   $   42,952    $  42,952
     Fed funds sold..................      23,885       23,885       18,490       18,490
     Securities available for sale...     295,183      295,183       63,628       63,628
     Securities held to maturity.....                                87,839       83,610
     Loans, net of allowance.........     433,338      434,036      354,010      350,400
     Accrued interest receivable.....       5,974        5,974        4,119        4,119
LIABILITIES
     Deposits........................     672,640      673,147      489,836      489,408
     Securities sold under repurchase
       agreements....................      95,638       95,638       42,448       42,448
     Other short-term borrowings.....       1,287        1,287        8,819        8,819
     Accrued interest payable........         598          598          483          483

     The total fair value of the Company's loan commitments and standby letters of credit was immaterial at December 31, 1995 and 1994.

16.  SUPPLEMENTAL CASH FLOW INFORMATION:

     The supplemental cash flow information for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                                DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Cash paid for interest...............  $  21,774  $  11,356  $   7,738
Cash paid for federal income tax.....      4,244      3,560      2,115

================================================================================
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary .......................................................    3
Summary Consolidated Financial Data ......................................    5
Risk Factors .............................................................    6
The Company ..............................................................    9
Recent Developments ......................................................   12
Use of Proceeds ..........................................................   13
Dividend Policy ..........................................................   13
Dilution .................................................................   14
Capitalization ...........................................................   15
Selected Consolidated Financial Data .....................................   16
Management's Discussion and Analysis of Financial Condition and Results
of Operations ............................................................   17
Management ...............................................................   42
Principal Shareholders ...................................................   48
Selling Shareholders .....................................................   49
Supervision and Regulation ...............................................   50
Description of Securities of the Company .................................   56
Underwriting .............................................................   59
Legal Matters ............................................................   60
Experts ..................................................................   60
Available Information ....................................................   60
Index to Financial Statements ............................................   F-1

                         ------------------------------

  UNTIL         , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
================================================================================

                                1,334,753 SHARES

                            SOUTHWEST BANCORPORATION
                                 OF TEXAS, INC.

                                  COMMON STOCK

                       [LOGO FOR SOUTHWEST BANK OF TEXAS]

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                           , 1997

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission
  registration fee......................  $    8,593
NASD filing fee.........................       3,336
NASDAQ listing fee......................      40,000
Legal fees and expenses.................     100,000
Accounting fees and expenses............      80,000
Blue Sky fees and expenses (including
  legal fees)...........................      10,000
Printing expenses.......................     100,000
Transfer Agent fees.....................       5,000
Miscellaneous...........................       3,071
                                          ----------
     TOTAL..............................  $  350,000
                                          ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Company provide that, subject to certain limitations, its officers and directors (and certain other individuals acting on behalf of the Company) will be indemnified by the Company against judgments, penalties, fines, settlements and reasonable expenses actually incurred by such persons, to the fullest extent permitted under the Texas Business Corporation Act (the "TBCA"). Generally, Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, or (b) in other cases, that his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

     The Company's Articles of Incorporation provide that a director of the Company will not be liable to the corporation for monetary damages for an act or omission in the director's capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director's duty of loyalty to the corporation or the shareholders, (ii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an action or omission for which the liability of the director is expressly provided by statute, or (v) an act related to an unlawful stock repurchase or dividend.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On June 30, 1996, the Company issued 3,088,452 shares of Common Stock to the former shareholders of Southwest Bank of Texas National Association (the "Bank") in exchange for all of their shares of common stock of the Bank on a one-for-one basis, in connection with the Company's organization as a holding company for the Bank under Section 3(a) of the Bank Holding Company Act of 1956. This transaction was exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Section 3(a)(12) thereof because the transaction occurred solely as part of the reorganization in which the shareholders of the Bank exchanged their shares of Bank common stock for shares of Common Stock of the

Company (which had no significant assets other than securities of the Bank), the shareholders of the Bank received substantially the same proportional share interests in the Company as they held in the Bank, the rights and interests of shareholders of the Company are substantially the same as those in the Bank other than as may be required by law, and the Company has substantially the same assets and liabilities on a consolidated basis as the Bank had prior to the transaction.

     For the calendar years 1994, 1995 and 1996, the Company issued 23,745, 18,172 and 17,435 shares, respectively, of Common Stock to the Company's 401(k) plan as the Company's contribution to such plan for the benefit of its employees in a transaction not involving a sale of securities and therefore not subject to the registration requirements under the Act. (The interests of the Company's employees in such plan are exempt from registration under the Act pursuant to
Section 3(a)(2) of the Act.)

     On November 18, 1996, the Company declared a 2.5 for 1 stock split effected in the form of a 150% stock dividend on all outstanding shares of Common Stock of the Company, payable on December 31, 1996 to shareholders of record as of November 20, 1996. A total of 4,640,955 shares were issued in connection with this stock split, and such transaction was not subject to the registration requirements of the Act because it did not involve a sale of securities under the Act.

     Immediately prior to the closing of the Offering, Walter E. Johnson intends to exercise an option to purchase 250,000 shares of Common Stock from the Company at a purchase price of $.40 per share. Such option was granted to Mr. Johnson in 1989 under the Company's 1989 Stock Option Plan (the "1989 Plan") as a condition to his employment by the Company at that time. In addition, on April 1, 1994 and September 11, 1995, the Company sold to two employees 12,500 shares and 3,225 shares of Common Stock, respectively, at a purchase price of $.40 per share, pursuant to the exercise by such employees of options granted by the Company under the 1989 Plan. The sales of such shares by the Company pursuant to the exercises of all such options were exempt from registration under the Act pursuant to Section 4(2) thereof as sales not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits:

          *1.1       --   Form of Purchase Agreement
           3.1       --   Articles of Incorporation of the Company
           3.2       --   Bylaws of the Company (Restated as of December 31, 1996)
           3.3       --   Amendment dated December 18, 1996 to Articles of Incorporation of the Company
          *4.1       --   Specimen Common Stock certificate
          *5.1       --   Opinion of Vinson & Elkins L.L.P.
          10.1       --   1989 Stock Option Plan
          10.2       --   1993 Stock Option Plan
          10.3       --   Form of Stock Option Agreement under 1989 Stock Option Plan and 1993 Stock
                          Option Plan
          10.4       --   1996 Stock Option Plan
          10.5       --   Form of Incentive Stock Option Agreement under 1996 Stock Option Plan
          10.6       --   Form of Non-qualified Stock Option Agreement under 1996 Stock Option Plan
          10.7       --   Directors Stock Option Plan, adopted October, 1993
          10.8       --   Form of Stock Option Agreement under Directors Stock Option Plan
          10.9       --   Form of Change in Control Agreement between the Company and each of Walter E.
                          Johnson, Paul B. Murphy, Jr., David C. Farries, Sharon K. Sokol, Yale Smith and
                          Steve D. Stephens
          11.1       --   Computation of Earnings Per Share
          21.1       --   List of subsidiaries of the Company
         *23.1       --   Consent of Coopers & Lybrand L.L.P.
         *23.2       --   Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
          24.1       --   Powers of Attorney (included on the signature page to this Registration
                          Statement)
          27.1       --   Financial Data Schedule

------------
* Filed herewith.

     (b)  Financial Statement Schedules:

     1. FINANCIAL STATEMENTS INCLUDED: SEE INDEX TO FINANCIAL STATEMENTS INCLUDED ON PAGE F-1.

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted either because they are not required or because the required information is included in the financial statements and notes thereto included herein. See "Index to Financial Statements" in the Consolidated Financial Statements.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 15TH DAY OF JANUARY 1997.

                                          SOUTHWEST BANCORPORATION
                                            OF TEXAS, INC.
                                          By: /s/ WALTER E. JOHNSON
                                               CHAIRMAN OF THE BOARD AND CHIEF
                                                    EXECUTIVE OFFICER

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul B. Murphy, Jr., David C. Farries and R. John McWhorter, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                     SIGNATURE                                        TITLE                          DATE
---------------------------------------------------  ---------------------------------------   -----------------
               /s/WALTER E. JOHNSON                  Chairman of the Board and Chief           January 15, 1997
                 WALTER E. JOHNSON                   Executive Officer (Principal Executive
                                                     Officer)

                /s/DAVID C. FARRIES                  Executive Vice President, Treasurer and   January 15, 1997
                 DAVID C. FARRIES                    Secretary (Principal Financial Officer)

               /s/R. JOHN McWHORTER                  Vice President and Controller             January 15, 1997
                 R. JOHN MCWHORTER                   (Principal Accounting Officer)

                         *                           Director and Chairman of the Executive    January 15, 1997
                  JOHN W. JOHNSON                    Committee of the Board

                         *                           Director and President                    January 15, 1997
                PAUL B. MURPHY, JR.

                         *                           Director                                  January 15, 1997
                 JOHN B. BROCK III

                         *                           Director                                  January 15, 1997
                ERNEST H. COCKRELL

                         *                           Director                                  January 15, 1997
               WILHELMINA R. MORIAN

                         *                           Director                                  January 15, 1997
                ANDRES PALANDJOGLOU

                         *                           Director                                  January 15, 1997
                 MICHAEL T. WILLIS

             *By: /s/DAVID C. FARRIES
                 DAVID C. FARRIES
                 ATTORNEY-IN-FACT


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